disciplined. diversified. global.



LEGG MASON
GLOBAL ASSET MANAGEMENT

2008 ANNUAL REPORT

ON THE GROUND, AROUND THE WORLD

OUR MAJOR OFFICE LOCATIONS WORLDWIDE

Barrett Associates
New York

Bartlett & Co.
Cincinnati

Batterymarch Financial Management
Boston
*London**

Brandywine Global Investment Management
Philadelphia
Chicago
London
San Francisco
Singapore

ClearBridge Advisors
New York
San Francisco

Global Currents Investment Management**
Wilmington

Legg Mason Capital Management
Baltimore

Legg Mason Global Asset Allocation
New York
Hong Kong
Stamford

Legg Mason International Distribution
Baltimore
Frankfurt
Hong Kong
London
Luxembourg
Madrid
Melbourne
Miami
Milan
Montreal
New York
Paris
Santiago
Singapore
Sydney
Taipei
Tokyo
Toronto
Vancouver
Warsaw
Waterloo

Legg Mason International Equities
London
Hong Kong
Melbourne
New York
São Paulo
Singapore

Legg Mason Investment Counsel & Trust
Baltimore
Chicago
Cincinnati
New York
Philadelphia

Legg Mason Investor Services
Baltimore
New York
Stamford

Legg Mason Real Estate Investors
Los Angeles

Permal Group
London
New York
Boston
Dubai
Hong Kong
Nassau
Paris
Singapore

Private Capital Management
Naples, FL

Royce & Associates
New York

Western Asset Management
Pasadena
Hong Kong
London
Melbourne
New York
São Paulo
Singapore
Tokyo

* Operates as a division of Legg Mason International Equities Limited.

** Effective later this year, the international and global equity team of Brandywine Global will separate into a new subsidiary of Legg Mason, named Global Currents Investment Management.

Front cover (left to right): Senior portfolio manager and deputy chief investment officer, Permal; Western Asset's London office; head of trading, Legg Mason Capital Management; Singapore; chief technology officer, head of risk management and corporate controller, Legg Mason.

Back cover (left to right): Western Asset's Pasadena headquarters; Paris; head of trading, head of risk management, head of client service and chief compliance officer, ClearBridge; Hong Kong; Dubai.

disciplined. diversified. global.



Mark R. Fetting and Raymond A. ("Chip") Mason

"I am delighted that, in January 2008, our Board of Directors elected Mark Fetting, Senior Executive Vice President, as President and Chief Executive Officer of Legg Mason. Mark and I have worked together almost daily for the past eight years. He is eminently qualified to steward Legg Mason into the future given the breadth and depth of his industry knowledge and experience, superb leadership skills, passion for the asset management business and passion for Legg Mason."

—CHIP MASON
Non-Executive Chairman
Legg Mason, Inc.

TO OUR STOCKHOLDERS

This was a very difficult year for the financial markets, the global economy and for Legg Mason. As is well known, disruptions in the fixed income markets stemming in part from the subprime mortgage crisis, as well as record increases over the past year in the price of commodities in general and oil in particular, have had significant negative effects on many of the global markets in which we operate. Our results for the fiscal year ended March 31, 2008 were disappointing, principally due to our results in the fourth quarter. Our deeper and more diversified market footprint did serve us well during the fiscal year: strong results by several managers combined with reduced, but still considerable, contributions by others helped offset extraordinary charges in the fourth quarter, most of which are non-cash and subject to future resolution.

Amid these adverse market conditions, Legg Mason achieved record revenues for the year of $4.63 billion, up 7% from a year ago. Net income, including non-cash charges, for fiscal 2008 was $267.6 million, or $1.86 per diluted share, representing a decrease of 59% and 58%, respectively, from fiscal 2007. This important measure is the most disappointing and is driven by the two non-cash charges described below. Cash income for the year, as adjusted,[1] totaled $877.0 million, or $6.09 per diluted share, both representing an increase of 4% from fiscal 2007. More than anything else, our diversification, global scale and disciplined investment process helped us to maintain our fundamental strength as a firm.

Throughout the year, investors in the fixed income markets—including ourselves—have been negatively affected by the unprecedented large price declines and illiquidity that threatened several key sectors of those markets, including those where structured investments in mortgage-backed products have become predominant in recent years. During the fiscal year, Legg Mason provided financial support to several of our sponsored money market funds, both in and outside the United States, that had indirectly invested in these mortgage-backed securities through the purchase of securities of structured investment vehicles ("SIVs"), resulting in non-cash charges of $313.7 million, or $2.18 per diluted share.[2] This was done in order to protect our fund investors and the long-term interests of our stockholders. SIV investments held by liquidity funds have declined from 6% to 2% of our liquidity assets under management ("AUM"), while our total liquidity AUM have increased by over $10 billion to $170 billion during the fiscal year.[3] The ultimate realized impact of this support will be seen over time; we seek to resolve these issues in more normalized markets, which are showing early signs of improvement.

Our net income was also reduced by an after-tax, non-cash charge of $94.8 million, or $0.66 per diluted share, related to a reduction in the value of management contracts that Legg Mason acquired in connection with the purchase of a Wealth Management subsidiary in 2001.

[1] See Legg Mason's press release dated May 6, 2008, available on our corporate website under the heading "Press Room," for a reconciliation of our cash income, as adjusted, to our net income.

[2] After tax and compensation-related adjustments.

[3] All assets under management are as of March 31, 2008.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

Years Ended March 31,	2004	2005	2006	2007	**2008**
OPERATING RESULTS[1]					
Operating revenues	$1,153,076	$1,570,700	$2,645,212	$4,343,675	**$ 4,634,086**
Operating income	326,248	489,117	679,730	1,028,298	**1,050,176**
Income from continuing operations before income tax provision and minority interest	301,563	470,758	715,462	1,043,854	**443,871**
Net income[2]	297,764	408,431	1,144,168	646,818	**267,610**
PER COMMON SHARE					
Net income per diluted share[2]	$ 2.65	$ 3.53	$ 8.80	$ 4.48	**$ 1.86**
Income from continuing operations per diluted share	1.68	2.56	3.35	4.48	**1.86**
Cash income from continuing operations per diluted share[3]	1.98	3.17	4.10	5.86	**3.25**
Dividends declared	0.373	0.550	0.690	0.810	**0.960**
Book value	15.18	20.97	41.67	45.99	**46.99**
FINANCIAL CONDITION					
Total assets	$7,282,483	$8,219,472	$9,302,490	$9,604,488	**$11,830,352**
Total stockholders' equity	1,559,610	2,293,146	5,850,116	6,541,490	**6,620,503**

(1) Reflects results of Citigroup Asset Management business and Permal since acquisition in fiscal 2006 and excludes discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

(2) Fiscal 2006 includes gain on sale of discontinued operations of $644,040 or $4.94 per share.

(3) Cash income from continuing operations per diluted share represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report and our corporate website at www.leggmason.com under the "Investor Relations—Financial Highlights" section.



OPERATING REVENUES
(dollars in millions)
NET INCOME
(dollars in millions)
DILUTED EARNINGS PER SHARE
(dollars)
CASH INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE
(dollars)
STOCKHOLDERS' EQUITY
(dollars in billions)
5,000
4,000
3,000
2,000
1,000
1,200
960
720
480
240
10.00
8.00
6.00
4.00
2.00
6.00
4.80
3.60
2.40
1.20
7.00
5.60
4.20
2.80
1.40
04 05 06 07 08
04 05 06 07 08
04 05 06 07 08
04 05 06 07 08
04 05 06 07 08

☐ The portion of the bars in light blue above represents the gain on sale of our discontinued operations of $644.0 million or $4.94 per share.

LEGG MASON

ASSETS UNDER MANAGEMENT

(dollars in billions)



Fixed Income
Equities
Liquidity
$1,000
$800
$600
$400
$200
$0
$35
$44
$71
$89
$112
$140
$177
$192
$286
$375
$868
$969
$950
$325
$411
$338
$471
$272
$508
$221
$145
$112
$174
$132
$110
$67
$60
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

Note: Liquidity included in Fixed Income prior to FY 2005.

Legg Mason ended the fiscal year with $950.1 billion of assets under management. Our managed assets include $327.4 billion from clients domiciled outside the United States and our managers have investment teams on the ground around the world, including nearly 450 investment staff in 12 cities across the United States plus approximately 110 investment staff situated in seven cities in seven countries outside the United States—in Hong Kong, London, Melbourne, São Paulo, Singapore, Tokyo and Warsaw. Additionally, Legg Mason has international distribution offices located around the world including in Dubai, Hong Kong, London, Luxembourg, Melbourne, Miami, Nassau, Paris, Santiago, Singapore, Taipei, Tokyo, Toronto, Warsaw and Waterloo.

Among asset classes, $508.2 billion of our AUM, or 53%, was in fixed income, $271.6 billion, or 29%, was in equity and $170.3 billion, or 18%, was in liquidity. Our fixed income and liquidity assets increased by $37.3 billion and $10.7 billion for the year, respectively.

Legg Mason's investment performance and asset flows this past year have been below our expectations, with certain of our equity managers, including Legg Mason Capital Management, Private Capital Management and ClearBridge, experiencing notable decreases in assets under management. All of our managers remain committed to improving their performance records. Legg Mason's long-term performance remains strong, with 86% of our long-term mutual fund assets beating their Lipper category average for the trailing 10-year period ended May 31, 2008.

Despite the extraordinary economic and credit upheavals, several of our money managers experienced increases in managed assets, due to a combination of positive investment performance and client inflows during the year. Western Asset's managed assets increased 6% due to investment performance and positive flows, particularly during the first six months of the year. Our fund-of-hedge-funds manager, Permal, increased its assets under management by 28% during the year and has more than doubled its managed


PERMAL'S PERFORMANCE VS. THE S&P 500
Permal's Absolute Return Strategy
Permal's Global Directional Strategy
S&P 500 (Dividends Reinvested)
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0%
-2.0%
-4.0%
-6.0%
6.2%
2.8%
-5.1%
9.2%
8.9%
5.9%
9.3%
11.3%
11.3%
7.1%
7.6%
3.5%
1-year (4/1/07–3/31/08)
3-year (4/1/05–3/31/08)
5-year (4/1/03–3/31/08)
10-year (4/1/98–3/31/08)

The performance for the Absolute Return Strategy comprises the actual returns (net of fees) of selected Permal Multi-Manager Funds that can be categorized as absolute return portfolios, pro-rated in each year within the period shown based on each Fund's assets in each year within such period. The performance for the Global Directional Strategy comprises the actual returns (net of fees) of a selected Permal Multi-Manager Fund that can be categorized as a global directional portfolio.

assets since we acquired the firm in November 2005. This reflects both continued strong net client flows and strong performance, a testament to Permal's rigorous manager selection and disciplined risk management processes. Brandywine Global also demonstrated continued growth, increasing AUM by 15% for the fiscal year, largely due to client inflows, following a 39% increase in managed assets in the prior year.

STRENGTHENING OUR BALANCE SHEET

We raised a total of $2.4 billion in capital via two transactions between January and May 2008 to further strengthen Legg Mason's balance sheet and provide additional financial flexibility.

In January 2008, Legg Mason raised $1.25 billion through the sale of 2.5% convertible senior notes to an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"). We used approximately $180 million of the offering proceeds to repurchase from Citigroup and retire shares of convertible preferred stock convertible into 2.5 million Legg Mason shares. Through certain hedging transactions, we were able to increase the effective conversion price of the notes to $107.46 per share of common stock from KKR's actual conversion rights at $88.00 per share of common stock.

In May 2008, amid continued market uncertainty and illiquidity in the credit markets, Legg Mason completed a $1.15 billion offering of equity units (including an over-allotment option) while continuing to manage our exposure to securities issued by SIVs.

The combination of the two capital raises, which, in our opinion, were completed on quite favorable terms, is consistent with our historical desire to maintain a strong capital base and leaves us well positioned, particularly in this period of extreme volatility in the global markets. As of our fiscal year end, our cash position totaled $2.9 billion and our stockholders' equity was $6.6 billion. Our cash position, as adjusted for the equity units offering, was $4.0 billion at March 2008, of which approximately $2.5 billion is available for discretionary purposes.



Peter Bain



CJ Daley



Barry Bilson



Jeff Nattans

Our two capital-raising transactions further strengthened Legg Mason's balance sheet and provided additional financial flexibility.

EXPANDING OUR DISTRIBUTION AND GLOBAL BUSINESS

Regardless of the market environment, we made continued improvements in our infrastructure, including our distribution and servicing capabilities, to support future growth and better service the open architecture world of today.

We are pleased to report that our US distribution team established over 9,600 new financial advisor relationships, in addition to their current relationships with over 10,000 Smith Barney financial advisors, across both mutual funds and separately managed accounts during the fiscal year. Included in these efforts has been a restructuring of the US distribution team into units serving both non-Smith Barney and Smith Barney-registered investment advisors, regional banks and brokerage firms, insurance companies and plan sponsors. We feel strongly that the new structure leaves us well positioned to encourage future growth. Among the group's accomplishments was the successful placement of Western Asset's Core Plus product on three major wirehouse platforms in 2007.

Outside of the United States, we continued to broaden our investment diversification and on-the-ground presence through new product offerings and the introduction of existing products in new markets and/or currencies. Our firmwide client base extends to over 190 countries around the world. Legg Mason's proprietary cross-border funds are sold throughout the Americas, Asia-Pacific, Europe and the Middle East, and are managed by Batterymarch, Brandywine Global, ClearBridge, Global Currents, Legg Mason Capital Management, Legg Mason International Equities, Private Capital Management, Royce and Western Asset.

Over the last six months, we created 11 new cross-border funds and eight local funds in Australia, Japan, Singapore and the United Kingdom. Our Legg Mason International Distribution group continues



Mike Abbaei



Don Froude



Amy Olmert



David Penn

Continuous collaboration enables us to merge the investment expertise of our managers with the administrative, distribution and operational strengths of Legg Mason to better serve our retail investors.

ON THE GROUND, AROUND THE WORLD



Ron Dewhurst: Head of International Asset Management

One of our foremost priorities remains to grow in markets where we are already present and to extend our reach into new markets. Legg Mason's international equities investment subsidiaries and international distribution units are located throughout the Americas, Asia-Pacific and Europe, and offer a range of products for institutional and retail investors in multiple currencies.



Tom Hirschmann: International Distribution



Aquico Wen: United Kingdom



Patrick Tan: Singapore



Reece Birtles: Australia



Tomasz Jedrzejczak: Poland



Crystal Chan: Hong Kong



Hirohisa Tajima: Japan



Paulo Clini: Brazil



Annalisa Clark: Australia



Terry Johnson: United Kingdom


BYZANTIUM
Rome
Byzantium
Damascus
Tyre
Jerusalem
Baghdad
Alexandria
Cairo
SAHARA DESERT
AFRICA
NILE RIVER
N
ARABIA
Mecca
PERSIA
Merv
Samarkand
Tashkent
Kashgar
Dunhuang
Chang'an
Peking
YELLOW RIVER
CHINA
YANGTZE RIVER
HIMALAYAS
GANGES RIVER
INDIA
MEKONG RIVER

Earlier this year, Permal launched a new multi-manager fund for non-US investors, targeting investments in the emerging markets along the Silk Road, with allocations in event-driven, equity long/short, equity long, as well as global macro and fixed income strategies.

to sign new agreements with key partners globally for cross-border funds and has signed 74 new distribution agreements in Asia-Pacific, Europe and Latin America over the last 18 months.

In January 2008, Legg Mason, in partnership with Citibank China, launched a new Qualified Domestic Institutional Investors ("QDII") offering—the Legg Mason Global Funds PLC. The Legg Mason Global Funds QDII offering consists of six of our proprietary mutual funds with an investment focus across global equity and fixed income markets. This launch marks Legg Mason's first partnership with a bank in China. The included funds are managed by Batterymarch, Brandywine Global, Legg Mason Capital Management, Royce and Western Asset.

Overall, our clients now have $320.7 billion invested in our proprietary funds around the world. Of these amounts, $246.2 billion is in funds registered in the United States, while the remaining $74.5 billion is in cross-border and other non-US funds. Our non-US fund presence also includes "local" fund families in seven countries that are directed to investors in those countries. In addition to Singapore and the United Kingdom, where we have had local fund families for several years, we also have local fund families in Australia, Brazil, Hong Kong, Japan and Poland. These fund families offer a range of local, regional, and international and global funds.

NOTEWORTHY DEVELOPMENTS

We remain committed to enhancing Legg Mason's long-term growth and global expansion. Throughout the year, Legg Mason has continued to develop its distribution partnerships and servicing capabilities, as described above, enter new markets and offer new products in a disciplined manner, as highlighted below:

- Earlier this year, Permal launched a new multi-manager fund for non-US investors, targeting investments in emerging markets along the Silk Road, including the Middle East, North Africa and Turkey. This fund will target at least 20 fund managers, with allocations in event-driven, equity long/short, equity long, as well as global macro and fixed income strategies.
- Western Asset further expanded its retail product line this year by launching two new separately managed account products. Retail investors can now directly access Western Asset's flagship Core and Core Plus strategies, previously available only to institutional investors. These Core and Core Plus portfolios allow Western Asset to offer investors exposure to corporate and mortgage bonds,



Western Asset offers a broad range of fixed income investment services representing a global array of currencies, investment strategies and markets. The firm's investment staff are located around the world, in Pasadena, where the company is headquartered, in addition to Hong Kong, London, Melbourne, New York, São Paulo, Singapore and Tokyo.

as well as fixed income sectors not typically accessible in traditional SMAs, such as high yield, emerging market debt and non-dollar denominated securities.

- Legg Mason Investments, the principal distributor for Legg Mason outside North America for our cross-border and local funds, announced the launch of two open-ended investment companies, investing in emerging markets and Asian bonds, managed by Batterymarch and Western Asset, respectively.
- Additional product launches included Batterymarch's US 130/30 Large Cap Equity fund, Brandywine's 130/30 extended equity strategy and, at ClearBridge, a 130/30 value strategy product and two concentrated portfolios focused on absolute returns.

OUR RANKINGS AND AWARDS

In *Pensions & Investments'* 2008 ranking of "The Largest Money Managers," Legg Mason is ranked as the fifth-largest institutional manager in the world, the ninth-largest manager of US-client assets and the ninth-largest manager overall, based on our worldwide assets under management at the end of calendar year 2007.[4]

According to this same survey, Legg Mason is ranked as the sixth-largest manager of US pension fund assets.[5] Within this critical market segment, we are ranked the largest manager of active US fixed income and the sixth-largest manager of active US equity. In this same survey, Legg Mason is also ranked as the seventh-largest hedge fund manager in the world, a category that included fund-of-hedge-fund assets.

Among the individual recognitions our asset managers received during the year are the following:

- The Legg Mason Partners Managed Municipals Fund, subadvised by Western Asset, won the 2008 Lipper Fund Award for General Municipal Debt Funds, given to the highest Lipper Leader for Consistent Return value within its fund classification over the last three years, based on historical risk-adjusted returns adjusted for volatility.

(4) *Pensions & Investments*, May 26, 2008. The survey ranked and profiled 775 managers of US institutional tax-exempt assets, with rankings based on assets under management as of December 31, 2007. *Pensions & Investments* is a trademark of Crain Communications Inc., which is not affiliated with Legg Mason.

(5) Measured by the assets managed internally on behalf of US institutional, tax-exempt clients.



Royce & Associates, which has been in existence for over 30 years, utilizes a bottom-up, value-oriented approach to investing in smaller-cap companies. Royce pays close attention to risk and strives to maintain consistency and discipline, regardless of market movements and trends.

- Five Royce portfolios were awarded the 2007 Lipper Performance Achievement Award—ranked as the number one performing fund in its Lipper Classification for various periods ended December 31, 2007.
- Brandywine Global was awarded the best three- and ten-year risk-adjusted performance in the category of global fixed income (unhedged) in *AsianInvestor's* 2008 Achievement Awards, the fifth consecutive year that Brandywine has won an award from the publication.[6]
- Western Asset was cited by *AsianInvestor* as the 2007 Best Global Fixed Income (hedged) Manager for three-year risk-adjusted performance, the second consecutive year that Western Asset has received this award.[7]
- Permal earned *Financial News'* Award for the Best Strategic Allocation Process among fund-of-hedge-fund managers.

LOOKING AHEAD

This has been an enormously challenging year for the industry, with significant turbulence in the financial markets and uncertainty among institutional and individual investors. These market conditions were further exacerbated by the investment performance of several of our major money managers. While it is not unusual for the investment performance of our managers to be volatile, it is unprecedented for underperformance to occur simultaneously at several of our larger managers within both our fixed income and equity asset classes. Industry-wide, long-term fixed income fund flows declined from year-ago levels, and equity funds flows declined from year-ago levels and experienced net outflows.

We believe strongly in our business model. As a pure asset manager with leading, long-term oriented managers covering almost all of the major asset classes and strategies, we are confident in our managers and realize that to outperform over the long term, there will be periods of underperformance.

[6] *AsianInvestor* is owned by Haymarket Publishing, which is not affiliated with Legg Mason.
[7] See footnote (6).

Legg Mason's earnings power remains strong. Our operating income increased by 2% to $1.1 billion and our revenues increased by 7%, to a record $4.6 billion, during the fiscal year. We are maintaining our financial discipline and managing for the long term. We continue to seek new sources of growth for Legg Mason, particularly outside of the United States.

It has been the hallmark of our model that our managers continuously improve their processes, particularly in response to secular shifts in the markets and client behavior. We continue to work closely with our managers on all appropriate fronts to further advance this mission.

As Legg Mason continues to evolve and build upon its leading position in global asset management, our focus on the long term remains the same. As I write this letter, I have high expectations for Legg Mason's future growth and global expansion, and am hopeful that recent credit-market improvements combined with our continued commitment to reduce our exposure to SIVs will lead to improved financial results.

I view the following as among Legg Mason's major growth opportunities:

- Utilizing our global footprint to increase traction in our non-US institutional separate account business;
- Continuing to penetrate third-party distributors, both within the United States and globally through our wholesaling efforts;
- Expanding our institutional funds presence into insurance and other sub-advisory channels;
- Supporting managers in product development initiatives, such as expansion in our cross-border fund products; and
- Enhancing our capabilities in the European equities space.

Before closing, I want to acknowledge with sincere gratitude the significant contributions made to Legg Mason by Ed O'Brien, who will be retiring from our Board of Directors this year. Ed joined our Board in 1993, and his industry knowledge and experience have been particularly helpful to Legg Mason throughout the years as we transformed ourselves from a regional brokerage firm to one of the largest asset management firms in the world.

I am deeply honored to be assuming the role of President and CEO from Chip Mason, one of the great leaders in our industry. At Legg Mason, our aim is to be one of the best asset management firms in the world. We are an investment-driven culture, and we seek to deliver investment excellence, including superior client service, to all our investors around the world.

We are focused on restoring our historically strong investment performance, despite the challenges of continued market volatility and investor uncertainty. While the near-term outlook is challenging, we believe in the long-term value of our ***disciplined, diversified*** and ***global*** firm. Thanks to the dedication and hard work of our talented employees, we enter fiscal 2009 with renewed energy, increased discipline and a commitment to improving upon last year's results.

Mark R. Fetting
President & Chief Executive Officer
June 9, 2008

BOARD OF DIRECTORS



BACK, LEFT TO RIGHT

Scott C. Nuttall
Member, Kohlberg Kravis Roberts & Co.

Harold L. Adams
Chairman Emeritus, RTKL Associates, Inc.

Roger W. Schipke
Private Investor
(Chairman of the Compensation Committee)

Kurt L. Schmoke
Dean, School of Law at Howard University; Former Mayor of Baltimore

Cheryl Gordon Krongard
Private Investor; Former CEO, Rothschild Asset Management

James E. Ukrop
Chairman, Ukrop's Super Markets, Inc.

Raymond A. Mason
Chairman, Legg Mason, Inc.

Dennis R. Beresford
Professor, University of Georgia; Former Chairman of Financial Accounting Standards Board (Chairman of Audit Committee)

Mark R. Fetting
President and Chief Executive Officer, Legg Mason, Inc.

Margaret Milner Richardson
Private Consultant and Investor; Former US Commissioner of Internal Revenue

W. Allen Reed
Private Investor; Retired CEO, GM Asset Management Corporation

Robert Angelica
Private Investor; Former Chairman and CEO, AT&T Investment Management Corporation

Edward I. O'Brien
Private Investor; Retired President, Securities Industry Association

ON STAIRS, LEFT TO RIGHT

John E. Koerner III
Managing Member, Koerner Capital, LLC

Nicholas J. St. George
Private Investor (Lead Independent Director and Chairman of Nominating & Corporate Governance Committee)



OUR NEW DIRECTOR

Scott Nuttall joined the Legg Mason Board in January 2008. Currently a Member of Kohlberg Kravis Roberts & Co., he has been with KKR for 11 years and is the head of their Financial Services Industry team.


Waterloo
Legg Mason International Distribution
Toronto
Legg Mason International Distribution
Vancouver
Legg Mason International Distribution
Montreal
Legg Mason International Distribution
Stamford
Boston
Chicago
New York
San Francisco
Cincinnati
Philadelphia
Baltimore
Wilmington
Los Angeles
Naples
Miami
Pasadena
Nassau
Permal Group
Investment Centers
International Distribution Locations
São Paulo
Legg Mason International Equities
Western Asset Management
Santiago
Legg Mason International Distribution

On the ground worldwide

Legg Mason has investment teams—both equity and fixed income—with recognized local and regional portfolio management expertise on the ground, around the world. In total, we have approximately 560 portfolio managers or research analysts, 110 of which are located outside the United States. Legg Mason ended the fiscal year with over $327 billion in managed assets from clients domiciled outside the United States in more than 190 countries around the world.


London
Batterymarch Financial Management*
Brandywine Global Investment Management
Legg Mason International Distribution
Legg Mason International Equities
Permal Group
Western Asset Management
Luxembourg
Legg Mason International Distribution
Warsaw
Legg Mason International Distribution
Frankfurt
Legg Mason International Distribution
Milan
Legg Mason International Distribution
Paris
Legg Mason International Distribution
Permal Group
Madrid
Legg Mason International Distribution
Dubai
Permal Group
Hong Kong
Legg Mason Global Asset Allocation
Legg Mason International Distribution
Legg Mason International Equities
Permal Group
Western Asset Management
Tokyo
Legg Mason International Distribution
Western Asset Management
Taipei
Legg Mason International Distribution
Singapore
Brandywine Global Investment Management
Legg Mason International Distribution
Legg Mason International Equities
Permal Group
Western Asset Management
Sydney
Legg Mason International Distribution
Melbourne
Legg Mason International Distribution
Legg Mason International Equities
Western Asset Management

* Operates as a division of Legg Mason International Equities Limited.





Dan Fleet



Gavin James



Brett Canon

Jim Hirschmann

Widely recognized as one of the leading fixed income managers in the world, as well as one of the largest, Western Asset's Global Strategy Committee consists of (top row, left to right) Jim Hirschmann, chief executive officer; Dan Fleet, director of international business; Gavin James, director of global client service and marketing; Brett Canon, director of risk management and operations; (bottom row, left to right) Bruce Alberts, director of finance and administration; and Dennis McNamara, director of portfolio operations.



Bruce Alberts



Dennis McNamara

LONDON
Investment Professionals: 23
Products: 36

NEW YORK
Investment Professionals: 31
Products: 17

TOKYO
Investment Professionals: 9
Products: 11

HONG KONG

PASADENA
Investment Professionals: 52
Products: 30

SINGAPORE
Investment Professionals: 4
Products: 12

MELBOURNE
Investment Professionals: 3
Products: 9

SÃO PAULO
Investment Professionals: 8
Products: 3

WESTERN ASSET

"OUR MISSION...TO REMAIN A LEADER IN DIVERSIFIED FIXED INCOME INVESTMENT MANAGEMENT WITH INTEGRATED GLOBAL OPERATIONS, EXERCISING UNCOMPROMISING STANDARDS OF EXCELLENCE AND ETHICS IN ALL ASPECTS OF OUR BUSINESS."

WESTERN ASSET'S MISSION STATEMENT

Western Asset is one of the world's largest managers of fixed income investments, with over $631 billion of assets under management. With a combined staff of 1,020 employees working from offices in Pasadena—where the company is headquartered—as well as in Hong Kong, London, Melbourne, New York, São Paulo, Singapore and Tokyo, Western Asset offers a broad range of fixed income investment services representing a global array of currencies, investment strategies and markets. Western Asset has 118 products, managed globally, in 16 currencies. Clients domiciled outside of the United States contributed 37% of Western Asset's total assets under management at year end.

The strategic plan that has guided the company for many years remains the model for growth today:

- Be global, with a global platform and operations;
- Be seamlessly integrated in the way it operates its business;
- Continue diversifying its product line, with the ultimate aim of providing any fixed income solution that its clients may require, in any currency; and
- Achieve leverage within its organization through sizable, ongoing investments in technology and key support functions, as a way to support and protect the ability of its investment professionals to focus on their jobs of managing their clients' money.

Over the past 10 years, under the leadership of CEO Jim Hirschmann, Western Asset has successfully executed its strategic plan and established a long and enviable track record of managing transformation and growth, both organically and through acquisition. During this period, Western Asset has consistently proven that it can grow while retaining its unique culture and without impacting its investment team's ability to provide strong long-term performance.



ClearBridge offers a range of investment styles, from small-cap value to large-cap growth—all utilizing a bottom-up, fundamental research-driven approach to security selection. Pictured above are Terrence Murphy, chief operating officer, and Hersh Cohen, chief investment officer.

ASSETS BY STRATEGY


International ADR 1%
Small Cap Value 1%
Small Cap Growth 1%
Multi Cap Core 1%
Multi Cap Growth 28%
All Cap Value 18%
4% Specialty/Other
18% Large Cap Core
20% Large Cap Growth
7% Large Cap Value
1% Mid Cap Core

ClearBridge, our largest equity manager and our second-largest manager overall, manages over $86 billion in assets. ClearBridge's assets under management are primarily in mutual funds and separately managed accounts managed on behalf of individual investors in the United States.

The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, but all utilize a bottom-up, fundamental approach to security selection that is primarily research driven with a focus on companies with solid economic returns relative to their risk-adjusted valuations. In order to promote cross-fertilization among the managers and research team, all issues related to its broad investment philosophy, risk management and investment infrastructure are taken up by an investment committee that includes the most seasoned and tenured portfolio managers of these various styles. The investment committee is comprised of the following members: Alan Blake, Hersh Cohen, Patrick Collier, Richie Freeman, Robert Gendelman, Scott Glasser, John Goode, Peter Hable, Michael Kagan, Terrence Murphy and Jeffery Russell.

ClearBridge intends to leverage its portfolio managers by creating new products that will be managed in the same way as its best-performing US funds, but offered to new markets—such as institutional separate accounts—and through new distribution channels. New product launches during the year included a 130/30 value strategy product and two concentrated portfolios focused on absolute returns. The firm's portfolio managers have proven track records in equity investing, with an average of 22 years of investment industry experience.

ClearBridge currently has approximately 140 employees, including 55 investment professionals, all of whom are based in the United States, in New York and San Francisco. Its client base is predominantly US-domiciled.



Permal is one of the five largest fund-of-hedge-fund managers in the world. Its Management Committee includes (left to right) Jim Hodge, chief investment officer; Isaac Souede, chairman and chief executive officer; Edmond de la Haye Jousselin, head of risk management; Tom DeLitto, chief operating officer; Larry Salameno, head of business development; and Omar Kodmani, senior executive officer and head of international distribution.

MULTI-MANAGER FUNDS' ASSETS BY STRATEGY



Relative Value 5%
Cash/Other 5%
Fixed Income Strategies 11%
Natural Resources 5%
Event Driven 9%
Equity Long 6%
Other Long/Short 4%
Europe Long/Short 3%
2% Emerging Markets
37% Global Macro
10% US Long/Short
3% Japan Long/Short

PERMAL
GROUP

The Permal Group is one of the five largest fund-of-hedge-fund managers in the world, with over $39 billion in assets under management. The company offers a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives. Permal's products also include both directional and absolute return strategies. Permal's principal asset management offices are in London and New York, with offices in Dubai, Hong Kong, Nassau, Paris and Singapore providing client service and investment research support, and an office in Boston housing its private equity group. Through its worldwide network of distributors, which includes many of the world's largest banks and securities firms, Permal has developed a client base that extends to more than 80 countries.

A key reason for our interest in Permal, which joined the Legg Mason family in 2005, is its strong, and well-established, record of performance. Permal's more than 30 years of experience with hedge funds, its strong capabilities in fundamental analysis and its highly sophisticated analytic and risk management tools have enabled it to structure and manage highly diversified portfolios of specialized managers and distinct investment styles that have achieved a solid record of performance. While Permal's absolute return strategies seek positive uncorrelated returns in all market environments, Permal's directional strategies seek to participate or outperform in strong market environments, while protecting capital in volatile and down markets.

Permal's entire management team has stayed with the company under long-term employment agreements. Permal's assets under management increased by 28% during the year, and have more than doubled since its acquisition, thanks to continuing strong performance and substantial net client flows.

All three of Permal's investment management operations are registered with the US Securities & Exchange Commission, while its London operation is also an FSA-authorized and regulated manager. Its offices in Dubai, Hong Kong, Nassau and Singapore are all licensed and regulated by the government authorities in those jurisdictions. In addition, 12 of Permal's 14 multi-manager fund offerings are rated by Standard & Poor's,[8] of which one is AAA-rated, nine are AA-rated and two are A-rated.

[8] Standard & Poor's fund-of-hedge-fund ratings of A to AAA reflect Standard & Poor's opinion regarding the quality of the rated fund based on its investment process, management team's experience, control of risks and consistency of performance relative to the fund's own objectives.



Since 2001, Batterymarch has been led by a Management Committee of the firm's senior members: William L. Elcock, CEO (bottom center); Francis X. Tracy, CPA, President and CFO (left); Thomas Linkas, CFA, CIO (top center); and Daniel J. Kelly, Director, Marketing and Sales (right).

RANGE OF INVESTMENT STRATEGIES

US EQUITIES
- Large Capitalization
  - -Core
  - -Value
  - -Enhanced
  - -130/30
- Mid-Capitalization
- Small/Mid-Capitalization
- Small Capitalization

GLOBAL DEVELOPED MARKETS EQUITIES
- Global
  - -Core
  - -Specialist
  - -130/30
- International
  - -Core
  - -Growth
  - -Small Capitalization
- Regional

EMERGING MARKET EQUITIES
- Global Core
- Asia ex-Japan

HEDGED EQUITIES
- US Market Neutral
- Global ex-US Market Neutral

BATTERYMARCH
FINANCIAL MANAGEMENT, INC.

"OUR MISSION IS TO PROVIDE CONSISTENT VALUE TO OUR CLIENTS AND TO SUPPORT OUR SINGLE GREATEST ASSET—OUR PEOPLE. OUR VISION IS TO LEVERAGE NEW TECHNOLOGY TO BUILD UPON OUR CORE COMPETENCIES. OUR SUCCESS IS MEASURED BY OUR ABILITY TO DELIVER ON EACH OF THESE."

Founded in 1969, Batterymarch was one of the first investment managers to harness the power of the computer, by using quantitative techniques to apply traditional fundamental principles to equity research and management. The firm's expertise is global—beginning as a US equity manager, Batterymarch began investing in non-US developed markets in 1978 and emerging markets in 1987. The firm began managing long/short products in 1997 with the introduction of its US Market Neutral product. In 2007, Batterymarch further expanded on this expertise with the launch of the Legg Mason Partners 130/30 US Large Cap Equity Fund.

Today, as a global equity manager of both institutional separate accounts and subadvised funds, Batterymarch invests in over 50 countries, with products that span the full range of equity asset classes. The company customizes its investment strategies to capture the intricacies of individual regions, countries and sectors. All of Batterymarch's investment strategies are collaborative and team driven, and incorporate rigorous stock selection, effective risk control and cost-efficient trading.

Batterymarch has grown over the past 10 years from approximately $4 billion in assets under management to more than $26 billion today. The firm has achieved this growth while maintaining its strong record of long-term performance.

Headquartered in Boston, with an office in London,[9] Batterymarch has nearly 100 employees, including 23 investment professionals. Its clients represent a broad spectrum of investors, including corporate pension plans, public funds, foundations and endowments, Taft-Hartley plans and investment companies. On behalf of Legg Mason, Batterymarch subadvises seven retail funds for US investors, as well as 21 non-US domiciled funds for investors in Asia, Australia, Canada, Europe and the United Kingdom. More than half of Batterymarch's total assets under management represent global, international or emerging markets accounts, and over 20% are managed for clients domiciled outside the United States.

[9] Operates as a division of Legg Mason International Equities Limited.



Pictured above is the Executive Board of Brandywine Global, which includes seated (left to right) Paul Lesutis, managing director; Stephen Smith, managing director; Edward Trumpbour, managing director; and standing (left to right) Steven Tonkovich, managing director; Stacy Dutton, managing partner; David Hoffman, managing director; Henry Otto, managing director; (not pictured) Adam Spector, managing director.

ASSETS BY STRATEGY


Fixed Income 59%
1% Balanced
14% Large Cap Equity
7% Diversified Equity
3% Small/SMid Cap Equity
16% International/Global Equity

ASSETS BY CLIENT TYPE


Institutional Capital Assets 24%
6% Corporate and Other
18% ERISA/Other Retirement
16% Public Funds
Subadvisory 21%
Taft-Hartley 4%
4% Individual Investors
7% Foundation/Endowment

Brandywine GLOBAL

Since its founding in 1986, Brandywine Global has pursued a singular investment approach—value investing. Acquired by Legg Mason in 1998, Brandywine Global works consistently to strengthen its fundamental and quantitative research capabilities and broaden their application to new securities and new markets. Its assets under management today include global and international fixed income as well as US, international and global equity. Socially responsible mandates are also offered in several asset classes. This year Brandywine Global expanded its investment capabilities to long-short equities portfolio management with the launch of its 130/30 extended equity strategy managed by Brandywine Global's Diversified Equity team; this strategy now has over $100 million in assets under management. The firm also manages approximately $2 billion in long-short global fixed income mandates.

Brandywine Global's client base is predominantly institutional and global, with over 40% of assets managed on behalf of non-US domiciled clients. Approximately 10% of its assets are managed through the investment programs offered by several leading brokerage firms and banks in the United States and Canada.

Brandywine Global increased its assets under management by approximately 15% this year, to over $48 billion. Long-term investment performance has remained strong, as is evident from this year's achievements, including:

- Brandywine Global was named "Best of the Best in Global Bonds" on a five-year basis by *Asia Asset Management* in its Best of the Best Awards for 2007.[10]
- In its 2008 Achievement Awards for institutional funds management, announced in April 2008, *AsianInvestor* named Brandywine Global as the "Best Global Fixed Income (unhedged) Manager" for both its three-year and ten-year risk-adjusted performance.[11]

Today, Brandywine Global has approximately 150 employees, including over 40 investment professionals, located in Chicago, London, Philadelphia, San Francisco and Singapore. Later this year, its International and Global Equity team will separate into a new subsidiary of Legg Mason, named Global Currents Investment Management and located in Wilmington, Delaware.

[10] *Asia Asset Management* is produced by Asia-Pacific Media, Ltd., an independent publishing firm set up in Hong Kong in December 1995, which is not affiliated with Legg Mason.

[11] See footnote (6).



Widely recognized for its distinctive value investing process, Legg Mason Capital Management is headed by Bill Miller, chairman and chief investment officer (fifth from left), and Kyle Legg, chief executive officer (third from left). Additionally, LMCM's investment team comprises (left to right) portfolio managers David Nelson, Mary Chris Gay and Jay Leopold; chief investment strategist Michael Mauboussin; director of research Randy Befumo; portfolio managers Sam Peters and Robert Hagstrom; and chief financial officer Jennifer Murphy.

RETAIL AND INSTITUTIONAL ASSETS



Institutional 69%
31% Retail

COMPONENTS OF INSTITUTIONAL ASSETS



Separate Accounts 42%
28% Institutional Shares
30% Sub-Advised Accounts

LEGG MASON
CAPITAL MANAGEMENT

Legg Mason Capital Management ("LMCM") was established in 1982 with the launch of its first equity mutual fund, Legg Mason Value Trust. Since then, LMCM has added five equity mandates and grown to $44 billion in assets under management for clients around the world. At year end, 20% of LMCM's assets under management were managed on behalf of non-US domiciled clients.

While LMCM's intrinsic value investment philosophy has remained constant, the team continuously evaluates and improves the investment process to adapt to changing markets and gain a competitive advantage. This focus on process, rather than short-term outcomes, has led LMCM to take a multi-disciplinary approach to understanding businesses and markets. Diversity of thought and learning agility, including critical thinking, the ability to make fresh connections, eagerness to learn and the ability to cope with novel situations, are critical inputs to LMCM's investment process. In order to gain a competitive advantage, LMCM embraces conceptual models that lie beyond the world of finance in areas like psychology, complex systems, and cognition, and applies them to its investment decision making. LMCM strives to foster a culture that is conducive to making rational, long-term decisions: inquisitive, supportive, humble, candid, respectful and accountable. At the heart of LMCM is a cohesive team of 49 investment professionals with diverse talents and perspectives, who apply the same investment philosophy and disciplined investment process across its six equity mandates.

Legg Mason Capital Management's mission is to deliver consistent excess returns over the long term, and the firm has produced a strong investment record in this regard despite the challenges of the last two years.



Investment decisions at Private Capital Management are made by Bruce Sherman, who founded the firm in 1986 and is the firm's chief executive officer and chief investment officer, and Gregg Powers, president and co-portfolio manager.

ASSETS BY CLIENT TYPE



Offshore Funds 9%
US Institutional 29%
62% High Net Worth

PRIVATE CAPITAL
Management

Headquartered in Naples, Florida, Private Capital Management was founded in 1986 and acquired by Legg Mason in August 2001. Private Capital Management continues to be led by founder and chief executive officer Bruce Sherman and president Gregg Powers, who joined the firm in 1988.

The firm manages over $10 billion in assets in a single investment discipline—US Value Equity.

Private Capital Management has an absolute return-oriented investment philosophy that is grounded in three fundamental investment objectives:

- *Preservation of capital.* Private Capital Management's principal objective is to preserve client capital over the long term while investing in publicly traded equities. The firm pursues this goal utilizing a bottom-up, all-cap, value-oriented investment approach to mitigate risk.
- *Consistent appreciation in client assets.* Private Capital Management also seeks to double its clients' assets over five-year periods.
- *Absolute return focus.* Private Capital Management focuses on individual stock selection and does not manage against a benchmark index *per se.* Investment returns are unlikely to correlate closely to any equity market index over time.

The foundation of Private Capital Management's performance is a comprehensive and highly disciplined investment strategy that relies on intensive, proprietary research to identify and capture for its clients fundamental values that are not yet recognized in a company's stock price. Private Capital Management views each investment as a direct, proprietary ownership interest. This high-conviction approach often results in the firm's being a significant shareholder of its portfolio companies.



For more than 30 years, Royce has concentrated on investing in smaller companies and then providing investors with a wide range of options from which to choose in investing in this large and diverse sector. Leading the company and its investment team are (standing) Chuck Royce, who founded the company and serves as its president and chief investment officer, Buzz Zaino, Jack Fockler, Charlie Dreifus and (seated) Whitney George.

CURRENT PORTFOLIO CHARACTERISTICS

■ Indicates primary portfolio composition (based on average market capitalization)
■ Indicates secondary portfolio composition (based on exposure greater than 20%)

	Portfolio Composition**			Portfolio Approach		Volatility		
FUND *(as of 3/31/08)*	Micro	Small	Mid	Limited	Diversified	Low	Moderate	High
Royce Pennsylvania Mutual		■	■		■	■		
Royce Micro-Cap	■				■			■
Royce Premier		■	■	■		■		
Royce Low-Priced Stock	■	■			■			■
Royce Total Return		■	■		■	■		
Royce Heritage	■	■	■		■		■	
Royce Opportunity	■	■			■			■
Royce Special Equity	■	■		■		■		
Royce Value		■	■	■				■
Royce Value Plus	■	■	■		■			■
Royce 100		■	■	■		■		
Royce Dividend Value		■	■	■		■		
Royce European Smaller Companies*	■	■		■		—	—	—
Royce Global Value*		■		■		—	—	—
Royce Select Fund I		■	■	■		■		
Royce Select Fund II*	■	■	■	■		—	—	—
Royce Global Select*		■		■		—	—	—

* Fund does not have three years of history required for calculating volatility score.
**Source: *FactSet*

LEGG MASON

TheRoyceFunds

For more than 30 years, Royce & Associates has utilized a disciplined value approach to investing in smaller-cap companies. The company, which was founded by president and chief investment officer Chuck Royce and acquired by Legg Mason in October 2001, is particularly well-known for its family of mutual funds, The Royce Funds, which have retained their franchise name and pre-existing distribution channels since the acquisition. Unlike many mutual fund groups with broad product offerings, Royce has chosen to concentrate on smaller company investing and provides investors with a range of options to take full advantage of this large and diverse sector.

Like Legg Mason's other equity managers, Royce's investment strategy focuses on achieving above-average, long-term results. The investment team uses a bottom-up, value-oriented approach to investing, seeking companies with strong balance sheets, above-average returns on capital and trading at substantial discounts to their intrinsic value. Although actual stock selection approaches employed by individual fund managers may vary, portfolio companies are selected primarily from the smaller stock universe, defined as those with market caps up to $5 billion. Royce pays close attention to risk and strives to maintain consistency and discipline, regardless of market movements and trends.

Royce & Associates is located in New York and employs more than 100 people, including an investment staff of 29 professionals. The firm manages approximately $29 billion of assets. This includes assets held by more than 20 open-end mutual funds and three closed-end funds, as well as institutional accounts and limited partnerships. In addition, Royce manages four Legg Mason-sponsored funds offered outside the United States, which introduced Royce's expertise to the non-US marketplace, and utilizes the institutional funds distribution platform to expand Royce's presence in targeted markets.



SELECTED FINANCIAL DATA

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,				
	2008	2007	2006	2005	2004
OPERATING RESULTS[1]					
Operating revenues	**$ 4,634,086**	$4,343,675	$2,645,212	$1,570,700	$1,153,076
Operating expenses	**3,583,910**	3,315,377	1,965,482	1,081,583	826,828
Operating income	**1,050,176**	1,028,298	679,730	489,117	326,248
Other income (expense)	**(606,305)**	15,556	35,732	(18,359)	(24,685)
Income from continuing operations before income tax provision and minority interests	**443,871**	1,043,854	715,462	470,758	301,563
Income tax provision	**175,995**	397,612	275,595	175,334	114,223
Income from continuing operations before minority interests	**267,876**	646,242	439,867	295,424	187,340
Minority interests, net of tax	**(266)**	4	(6,160)	—	—
Income from continuing operations	**267,610**	646,246	433,707	295,424	187,340
Income from discontinued operations, net of tax	—	—	66,421	113,007	103,943
Gain on sale of discontinued operations, net of tax	—	572	644,040	—	6,481
Net income	**$ 267,610**	$ 646,818	$1,144,168	$ 408,431	$ 297,764
PER SHARE[2]					
Net income per share:					
Basic					
Income from continuing operations	**$ 1.88**	$ 4.58	$ 3.60	$ 2.86	$ 1.87
Income from discontinued operations	—	—	0.55	1.09	1.04
Gain on sale of discontinued operations	—	—	5.35	—	0.06
	$ 1.88	$ 4.58	$ 9.50	$ 3.95	$ 2.97
Diluted					
Income from continuing operations	**$ 1.86**	$ 4.48	$ 3.35	$ 2.56	$ 1.68
Income from discontinued operations	—	—	0.51	0.97	0.91
Gain on sale of discontinued operations	—	—	4.94	—	0.06
	$ 1.86	$ 4.48	$ 8.80	$ 3.53	$ 2.65
Weighted average shares outstanding:[2]					
Basic	**142,018**	141,112	120,396	103,428	100,292
Diluted	**143,976**	144,386	130,279	117,074	114,049
Dividends declared	**$ .960**	$ .810	$ .690	$ .550	$ .373
BALANCE SHEET					
Total assets	**$11,830,352**	$9,604,488	$9,302,490	$8,219,472	$7,282,483
Long-term debt	**2,257,773**	1,112,624	1,202,960	811,164	794,238
Total stockholders' equity	**6,620,503**	6,541,490	5,850,116	2,293,146	1,559,610
FINANCIAL RATIOS AND OTHER DATA					
Cash income from continuing operations per diluted share (non-GAAP)[3]	**$ 3.25**	$ 5.86	$ 4.10	$ 3.17	$ 1.98
Profit margin:[4]					
Pre-tax	**9.6%**	24.0%	27.0%	30.0%	26.2%
After-tax	**5.8%**	14.9%	16.6%	18.8%	16.2%
Total debt to total capital[5]	**29.4%**	14.5%	18.0%	26.1%	33.7%
Assets under management *(in millions)*	**$ 950,122**	$ 968,510	$ 867,550	$ 374,529	$ 286,168
Full-time employees	**4,220**	4,030	3,820	5,580	5,250

(1) Reflects results of CAM and Permal since acquisition in fiscal 2006 and discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.
(2) Adjusted to reflect September 2004 stock split, where applicable. Diluted earnings per share and weighted average diluted shares outstanding have been restated as required by EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," where applicable.
(3) Cash income from continuing operations is a non-GAAP performance measure we define as income from continuing operations, plus amortization and deferred taxes related to intangible assets. See Supplemental Non-GAAP information in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(4) Calculated based on income from continuing operations before minority interests.
(5) Calculated based on total debt as a percentage of total capital (total stockholders' equity plus total debt) as of March 31.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain and Taiwan.

We operate in one reportable business segment, Asset Management, with three divisions: Managed Investments, Institutional, and Wealth Management. Managed Investments is primarily engaged in providing investment advisory services to proprietary investment funds or to retail separately managed account programs. Institutional focuses on providing asset management services to institutional clients. Wealth Management is primarily focused on providing asset management services to high net worth individuals and families and endowments and includes our funds-of-hedge funds business. See Note 19 of Notes to Consolidated Financial Statements for additional information regarding the aggregation of operating segments for financial reporting purposes.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or as a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our assets under management, and thus are affected by factors such as securities market conditions, our ability to attract and maintain assets under management and key investment personnel, and investment performance. The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues will be affected by the composition of our assets under management. In addition, in the ordinary course of our business, we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Under revenue sharing agreements, our subsidiaries retain different percentages of revenues to cover their costs, including compensation. As such, our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in assets under management at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels and profits. The next largest component of our cost structure is distribution and servicing fees, which are primarily fees paid to third party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but increasingly in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, and the volatility and general level of securities prices and interest rates, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the past decade, we have experienced substantial expansion due to internal growth and the strategic acquisition of asset management firms that provided, among other things, a broader range of investment expertise, additional product diversification and increased assets under management.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been affected by the consolidation of financial services firms through mergers and acquisitions. The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by the regulatory and legislative changes in the post-Enron era. Responding to these changes has required us to incur costs that continue to impact our profitability.

During much of fiscal 2008, and continuing thereafter, the fixed income markets have endured substantial turmoil. One effect of this turmoil was that liquidity in the markets for many types of asset backed commercial paper and medium term notes issued by structured investment vehicles ("SIVs") became substantially reduced. As a result, we entered into several transactions during the fiscal year to provide support to liquidity funds that are managed by our asset managers that had invested in SIV-issued securities. These transactions resulted in aggregate charges during fiscal year 2008 of $608.3 million ($313.7 million, net of income taxes and compensation related adjustments).

On December 1, 2005, we completed a strategic acquisition to become a pure asset management company in which we transferred our Private Client and Capital Markets businesses ("PC/CM") to Citigroup Inc. ("Citigroup") as a portion of the consideration in exchange for substantially all of Citigroup's asset management business ("CAM"). Prior to the closing of this transaction, we reported the PC/CM businesses as separate business segments. However, both businesses are now included in discontinued operations for fiscal 2006 as described below. Effective November 1, 2005, we also purchased Permal Group Ltd ("Permal"), a leading global funds-of-hedge funds manager, to expand our global asset management business. See Notes 2 and 3 of Notes to the Consolidated Financial Statements for additional information related to the transaction with Citigroup and the acquisition of Permal.

As a result of the sale of our PC/CM businesses to Citigroup, distribution fees earned on company-sponsored investment funds are reported in continuing operations as distribution fee revenue, of which a substantial portion is passed through to third parties, including parties that were related prior to the sale, as distribution and servicing expense. All periods presented reflect this change.

Discontinued Operations

As a result of the sale of the PC/CM businesses in fiscal 2006, the results of the Private Client and Capital Markets segments are reflected in discontinued operations.

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of our equity and fixed income institutional sales and trading and corporate and public finance. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. We maintained proprietary fixed income and equity securities inventories primarily to facilitate customer transactions and as a result recognized trading profits and losses from our trading activities. Corporate finance revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

All references to fiscal 2008, 2007 or 2006 refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "company" refer to Legg Mason.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

The financial environment globally and in the United States was volatile during fiscal 2008 and challenging market conditions persisted throughout most of our fiscal year. Continued contraction in worldwide credit markets due in part to sub-prime lending issues, which began in the summer of 2007, a weaker U.S. dollar, major write-downs related to the credit crisis within the financial sector, and record high oil prices continued to concern investors about the state of the U.S. and global economies. As a result, all three major U.S. equity market indices declined during the fiscal year. The Dow Jones Industrial Average,[1] NASDAQ Composite Index[2] and the S&P 500[3] were down 1%, 6% and 7%, respectively, for the fiscal year. In addition, during fiscal 2008 the Federal Reserve reduced the federal funds rate to 2.25% at March 31, 2008, down from 5.25% a year ago in an effort to ease the impact of the credit crisis. The financial environment in which we operate continues to be challenging moving into fiscal 2009. We expect the challenges presented by the credit markets to persist throughout the next fiscal year. We cannot predict how these uncertainties will impact the Company's results.

(1) Dow Jones Industrial Average is a trademark of Dow Jones & Company, which is not affiliated with Legg Mason.
(2) NASDAQ is a trademark of the NASDAQ Stock Market, Inc., which is not affiliated with Legg Mason.
(3) S&P is a trademark of Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which is not affiliated with Legg Mason.

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Income as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Operating Revenues Years Ended March 31,			Period to Period Change[1]	
	2008	2007	2006	**2008 Compared to 2007**	2007 Compared to 2006
Operating Revenues					
Investment advisory fees					
Separate accounts	**31.6%**	33.3%	41.6%	**1.3%**	31.3%
Funds	**50.1**	46.5	37.6	**14.7**	103.5
Performance fees	**2.9**	3.3	3.8	**(6.7)**	40.0
Distribution and service fees	**14.9**	16.5	16.1	**(3.4)**	68.3
Other	**0.5**	0.4	0.9	**53.9**	(28.7)
Total operating revenues	**100.0**	100.0	100.0	**6.7**	64.2
Operating Expenses					
Compensation and benefits	**33.9**	36.1	42.6	**0.1**	39.2
Distribution and servicing	**27.5**	27.5	21.2	**6.5**	112.9
Communications and technology	**4.2**	4.0	3.4	**10.7**	95.2
Occupancy	**2.8**	2.3	1.9	**29.2**	96.7
Amortization of intangible assets	**1.2**	1.6	1.5	**(16.3)**	77.9
Impairment of management contracts	**3.3**	—	—	**n/m**	n/m
Litigation award settlement	—	—	(0.3)	**n/m**	n/m
Other	**4.4**	4.8	4.0	**0.9**	96.2
Total operating expenses	**77.3**	76.3	74.3	**8.1**	68.7
Operating Income	**22.7**	23.7	25.7	**2.1**	51.3
Other Income (Expense)					
Interest income	**1.7**	1.4	1.8	**30.6**	22.8
Interest expense	**(1.8)**	(1.6)	(2.0)	**15.7**	35.8
Other	**(13.0)**	0.5	1.5	**n/m**	(30.4)
Total other income (expense)	**(13.1)**	0.3	1.3	**n/m**	(56.5)
Income from Continuing Operations before Income Tax Provision and Minority Interests	**9.6**	24.0	27.0	**(57.5)**	45.9
Income tax provision	**3.8**	9.1	10.4	**(55.7)**	44.3
Income from Continuing Operations before Minority Interests	**5.8**	14.9	16.6	**(58.5)**	46.9
Minority interests, net of tax	—	—	(0.2)	**n/m**	n/m
Income from Continuing Operations	**5.8**	14.9	16.4	**(58.6)**	49.0
Income from discontinued operations, net of tax	—	—	2.5	**n/m**	n/m
Gain on sale of discontinued operations, net of tax	—	—	24.4	**n/m**	n/m
Net Income	**5.8%**	14.9%	43.3%	**(58.6)**	(43.5)

n/m—not meaningful

(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

FISCAL 2008 COMPARED WITH FISCAL 2007

Financial Overview

During fiscal 2008, we entered into several transactions to provide support to certain liquidity funds that held securities issued by SIVs that are managed by a subsidiary. These transactions resulted in aggregate charges during the fiscal year of $608.3 million. Also, during fiscal 2008, an impairment charge of $151.0 million was recorded for a reduction in the value of certain acquired management contract intangible assets. Net income for the year ended March 31, 2008 totaled $267.6 million, or $1.86 per diluted share, a decrease of 59% and 58%, respectively, from the prior year. Cash income from continuing operations (see Supplemental Non-GAAP Financial Information) was $468.5 million, or $3.25 per diluted share, both representing a decrease of 45% from the prior year. These decreases were primarily due to net losses related to liquidity fund support, net of income tax benefits and compensation related adjustments, of $313.7 million, or $2.18 per diluted share, and the impairment charge, net of income tax benefits, of $94.8 million, or $0.66 per diluted share. The pre-tax profit margin from continuing operations declined to 9.6% from 24.0% in the prior year. The pre-tax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to 13.2% from 33.2% in the prior year. During fiscal 2008, losses related to liquidity fund support and the impairment charge reduced the pre-tax profit margin by 11.0% and 3.3%, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1% and 4.5%, respectively.

Assets Under Management

The components of the changes in our assets under management ("AUM") (in billions) for the years ended March 31 were as follows:

	2008	2007
Beginning of period	**$968.5**	$867.6
Net client cash flows	**(26.3)**	44.2
Market performance and other	**9.9**	57.5
Acquisitions (dispositions), net	**(2.0)**	(0.8)
End of period	**$950.1**	$968.5

AUM at March 31, 2008 were $950.1 billion, a decrease of $18.4 billion or 2% from March 31, 2007. Net client cash outflows for the fiscal year were $26.3 billion and were driven by outflows in equity assets of approximately $44 billion, resulting, in part, from lower relative investment performance, partially offset by approximately $15 billion and $3 billion of fixed income and liquidity inflows, respectively. Due in part to investment performance, we have experienced net equity outflows in each quarter since the September 2006 quarter. We generally earn higher fees and profits on equity AUM, and outflows in this asset class will more negatively impact our revenues and net income than would outflows in other asset classes.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2008	**% of Total**	2007	% of Total	% Change
Equity	**$271.6**	**28.6**	$338.0	34.9	(19.6)
Fixed Income	**508.2**	**53.5**	470.9	48.6	7.9
Liquidity	**170.3**	**17.9**	159.6	16.5	6.7
Total	**$950.1**	**100.0**	$968.5	100.0	(1.9)

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2008	**% of Total**	2007	% of Total	% Change
Equity	**$327.6**	**33.1**	$325.1	35.9	0.8
Fixed Income	**498.6**	**50.3**	441.9	48.8	12.8
Liquidity	**163.9**	**16.6**	138.8	15.3	18.1
Total	**$990.1**	**100.0**	$905.8	100.0	9.3

AUM by Division

AUM by division (in billions) as of March 31 were as follows:

	2008	**% of Total**	2007	% of Total	% Change
Managed Investments	**$376.6**	**39.7**	$403.2	41.6	(6.6)
Institutional	**511.4**	**53.8**	496.3	51.3	3.0
Wealth Management	**62.1**	**6.5**	69.0	7.1	(10.0)
Total	**$950.1**	**100.0**	$968.5	100.0	(1.9)

The component changes in our AUM by division (in billions) for the year ended March 31, 2008 were as follows:

	Managed Investments	Institutional	Wealth Management	Total AUM
March 31, 2007	$403.2	$496.3	$69.0	$968.5
Net client cash flows	(23.2)	2.5	(5.6)	(26.3)
Market performance and other	(2.7)	12.6	—	9.9
Acquisitions (dispositions), net	(0.7)	—	(1.3)	(2.0)
March 31, 2008	**$376.6**	**$511.4**	**$62.1**	**$950.1**

Assets managed for U.S. domiciled clients accounted for 66% and 67% of total assets managed and non-U.S. domiciled clients represented 34% and 33% of total assets managed as of March 31, 2008 and 2007, respectively.

Revenue by Division
Operating revenues by division (in millions) for the years ended March 31 were as follows:

	2008	**% of Total**	2007	% of Total	% Change
Managed Investments	**$2,538.4**	**54.8**	$2,444.4	56.3	3.8
Institutional	**1,024.5**	**22.1**	970.0	22.3	5.6
Wealth Management	**1,071.2**	**23.1**	929.3	21.4	15.3
Total	**$4,634.1**	**100.0**	$4,343.7	100.0	6.7

The increase in operating revenues in the Managed Investments division was primarily due to increased mutual fund revenues at Western Asset Management Company ("Western Asset") and Royce & Associates, LLC ("Royce"), partially offset by decreased mutual fund revenues at ClearBridge Advisors LLC ("ClearBridge"). The increase in operating revenues in the Institutional division was primarily due to increased separate account revenues at Western Asset and Brandywine Global Investment Management, LLC ("Brandywine"), partially offset by decreased performance fees at Western Asset. The increase in operating revenues in the Wealth Management division was primarily due to increased revenues, distribution and service fees and performance fees at Permal, partially offset by decreased separate account revenues at Private Capital Management, LP ("PCM").

RESULTS OF OPERATIONS

Operating Revenues

Revenues from continuing operations for the year ended March 31, 2008 were $4.6 billion, up 7% from $4.3 billion in the prior year primarily as a result of a 9% increase in average AUM, principally in the liquidity and fixed income asset classes.

Investment advisory fees from separate accounts increased 1%, or $18.7 million, to $1.46 billion, primarily as a result of higher average assets managed by Western Asset, Brandywine and Batterymarch Financial Management Inc., offset in part by a decline in advisory fees due to lower average assets managed by PCM and ClearBridge.

Investment advisory fees from funds increased 15% to $2.3 billion, primarily as a result of an increase in average assets managed by Permal, Western Asset and Royce. These increases were partially offset by a decrease in average assets managed by ClearBridge.

Performance fees decreased 7%, or $9.5 million, to $132.7 million during fiscal 2008, primarily as a result of decreases in performance fees earned by Western Asset, and Legg Mason Capital Management, Inc. ("LMCM"), which were partially offset by an increase in performance fees earned by Permal.

Distribution and service fees decreased 3% to $692.3 million primarily as a result of a decline in average AUM of the retail share classes of our domestic equity funds.

Operating Expenses

Compensation and benefits remained flat at $1.6 billion, as increased revenue-share based incentive expense on higher revenues along with higher salary and benefits at certain of our subsidiaries were substantially offset by incentive expense reductions related to charges to provide support for certain liquidity funds that hold SIV-issued securities. See Note 18 of Notes to Consolidated Financial Statements for further discussion of these charges related to our liquidity business. Compensation as a percentage of operating revenues was 33.9% for fiscal 2008, down from 36.1% for fiscal 2007, primarily as a result of a reduction in compensation resulting from adjustments related to liquidity fund support.

Distribution and servicing expenses increased 7% to $1.3 billion, primarily as a result of increased average AUM at Permal and in liquidity assets for which we pay higher relative fees to third party distributors.

Communications and technology expense increased 11% to $192.8 million, primarily as a result of increased depreciation expense, technology maintenance, and other expenditures related to investment management and business continuity infrastructure and office relocations.

Occupancy expense increased 29% to $129.4 million, primarily as a result of higher rent at new office locations and the impact of duplicate rent on facilities during relocation periods.

Expense for impairment of management contracts was $151.0 million, representing the write-down of certain acquired management contracts as a result of a more accelerated rate of client attrition than previously estimated. See Note 6 of Notes to Consolidated Financial Statements for further discussion of the impairment of management contracts.

Other operating expenses increased 1% to $209.9 million, driven primarily by increased promotional expenses, offset in part by decreased expenses under a transition services agreement with Citigroup related to the integration of businesses acquired from Citigroup and prior year losses on the disposal of certain fixed assets as a result of office relocations.

Other Income (Expense)

Interest income increased $18.0 million to $76.9 million, primarily as a result of higher average firm investment account balances, offset in part by a decline in average interest rates earned on these balances. Interest expense increased $11.2 million to $82.7 million due to $500 million of new borrowings under our $1.0 billion unsecured revolving credit facility and the issuance of $1.25 billion of convertible senior notes in January 2008, offset in part by $150 million of principal reduction made on our $700 million term loan.

Other non-operating income (expense) decreased $628.7 million to a loss of $600.5 million, primarily as a result of losses related to liquidity fund support of approximately $607.3 million, which excludes $1.0 million of financing costs included in interest expense. See Note 18 of Notes to Consolidated Financial Statements for additional information.

Provision for Income Taxes

The provision for income taxes decreased 56% to $176.0 million, primarily as a result of lower earnings due to losses related to liquidity fund support and the impairment of acquired management contract assets recorded during the current year. The effective tax rate increased to 39.7% from 38.1% in the prior year primarily reflecting an increase in earnings in higher state income tax rate jurisdictions as a result of the impairment and liquidity fund support charges at lower relative state income tax rates.

Supplemental Non-GAAP Financial Information

Cash Income from Continuing Operations

As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "cash income from continuing operations" that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries. We define "cash income from continuing operations" as income from continuing operations, plus amortization and deferred taxes related to intangible assets. We believe that cash income from continuing operations provides a good representation of our operating performance adjusted for non-cash acquisition related items and it facilitates comparison of our results to the results of other asset management firms that have not engaged in significant acquisition transactions. We also believe that cash income from continuing operations is an important metric in estimating the value of an asset management business. In considering acquisitions, we often calculate a target firm's cash earnings as a metric in estimating its value. This measure is provided in addition to income from continuing operations, but is not a substitute for income from continuing operations and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income from continuing operations is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. We consider cash income from continuing operations to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value and because it facilitates comparisons of our operating results with the results of other asset management firms that have not engaged in significant acquisitions.

In calculating cash income from continuing operations, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to income from continuing operations to reflect the fact that this non-cash expense makes it difficult to compare our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangible assets and goodwill, we add them to income in the calculation of cash income from continuing operations. Should a disposition or impairment charge for indefinite-life intangible assets or goodwill occur, its impact on cash income from continuing operations may distort actual changes in the operating performance or value of our firm. Accordingly, we monitor changes in indefinite-life intangible assets and goodwill and the related impact on cash income from continuing operations to ensure appropriate explanations accompany disclosures of cash income from continuing operations.

Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income from continuing operations because these charges are related to assets that will ultimately require replacement.

A reconciliation of income from continuing operations to cash income from continuing operations (in thousands except per share) is as follows:

	For the Years Ended March 31, 2008	2007	Period to Period Change
Income from Continuing Operations	**$267,610**	$646,246	(58.6)%
Plus:			
Amortization of intangible assets	**57,271**	68,410	(16.3)
Deferred income taxes on intangible assets	**143,600**	130,758	9.8
Cash Income from Continuing Operations	**$468,481**	$845,414	(44.6)
Cash Income per Diluted Share			
Income from continuing operations per diluted share	**$ 1.86**	$ 4.48	(58.5)
Amortization of intangible assets	**0.40**	0.47	(14.9)
Deferred income taxes on intangible assets	**0.99**	0.91	8.8
Cash Income per Diluted Share	**$ 3.25**	$ 5.86	(44.5)

The decrease in cash income from continuing operations in fiscal 2008 is primarily due to net losses related to liquidity fund support of $313.7 million, or $2.18 per diluted share, and the impairment of management contracts, net of income tax benefits, of $94.8 million, or $0.66 per diluted share.

Pre-tax Profit Margin from Continuing Operations, as Adjusted

We believe that pre-tax profit margin from continuing operations adjusted for distribution and servicing expense is a useful measure of our performance because it indicates what our margins would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, and thus shows the effect of these revenues on our margins. This measure is provided in addition to the Company's pre-tax profit margin from continuing operations calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.

A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

	For the Years Ended March 31,	
	2008	2007
Operating Revenues, GAAP basis	**$4,634,086**	$4,343,675
Less:		
Distribution and servicing expense	**1,273,986**	1,196,019
Operating Revenues, as adjusted	**$3,360,100**	$3,147,656
Income from Continuing Operations before Income Tax Provision and Minority Interests	**$ 443,871**	$1,043,854
Pre-tax profit margin, GAAP basis	**9.6%**	24.0%
Pre-tax profit margin, as adjusted	**13.2**	33.2

During fiscal 2008, losses related to liquidity fund support and the impairment of management contracts reduced the pre-tax profit margin by 11.0% and 3.3%, respectively, and reduced the pre-tax profit margin, as adjusted, by 15.1% and 4.5%, respectively.

FISCAL 2007 COMPARED WITH FISCAL 2006

Since our strategic transaction with Citigroup was completed on December 1, 2005, in which we acquired the CAM business and sold the PC/CM businesses, we have retroactively reflected the results of operations of the PC/CM businesses as discontinued operations for fiscal 2006. Effective November 1, 2005, we completed the acquisition of Permal. As a result of the acquisitions, the results of our continuing operations for fiscal 2007 include a full year of results from CAM and Permal, while the results of continuing operations for fiscal 2006 include four months of results from CAM and five months of results from Permal.

Assets Under Management

AUM at March 31, 2007 were $968.5 billion, up $100.9 billion or 12% from March 31, 2006. Net client cash inflows for the fiscal year were $44.2 billion, representing 5% of our AUM at March 31, 2006, and were driven by approximately $27 billion of client inflows in both fixed income and liquidity assets, while client outflows in equity assets resulting, in part, from lower relative investment performance, were approximately $10 billion. We generally earn higher fees and profit margins on equity AUM and outflows in this asset class will disproportionately impact our revenues and net income.

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

	2007	2006
Beginning of period	$867.6	$374.5
Net client cash flows	44.2	35.6
Market performance and other	57.5	36.9
Acquisitions (dispositions), net	(0.8)	420.6
End of period	$968.5	$867.6

Average AUM for the years ended March 31, 2007 and 2006 were $905.8 billion and $546.9 billion, respectively. The significant increase was due to the impact of a full year of the CAM acquisition.

Our AUM by asset class (in billions) as of March 31 were as follows:

	2007	% of Total	2006	% of Total	% Change
Equity	$338.0	34.9	$324.9	37.5	4.0
Fixed Income	470.9	48.6	410.6	47.3	14.7
Liquidity	159.6	16.5	132.1	15.2	20.8
Total	$968.5	100.0	$867.6	100.0	11.6

Our AUM by division (in billions) as of March 31 were as follows:

	2007	% of Total	2006	% of Total	% Change
Managed Investments	$403.2	41.6	$356.5	41.1	13.1
Institutional	496.3	51.3	444.8	51.3	11.6
Wealth Management	69.0	7.1	66.3	7.6	4.1
Total	$968.5	100.0	$867.6	100.0	11.6

The components of the changes in our AUM by division (in billions) for the years ended March 31, 2007 were as follows:

	Managed Investments	Institutional	Wealth Management	Total AUM
March 31, 2006	$356.5	$444.8	$66.3	$867.6
Net client cash flows	23.5	21.7	(1.0)	44.2
Market performance and other	23.3	30.2	4.0	57.5
Acquisitions (dispositions), net	(0.1)	(0.4)	(0.3)	(0.8)
March 31, 2007	$403.2	$496.3	$69.0	$968.5

Assets managed for U.S. domiciled clients accounted for 67% and 68% of total assets managed and non-U.S. domiciled clients represented 33% and 32% of total assets managed as of March 31, 2007 and 2006, respectively. Assets managed for non-U.S. domiciled clients as of March 31, 2006 have been revised to include $19.3 billion of assets previously included as assets managed for U.S. domiciled clients, principally non-U.S. domiciled funds.

Revenue by Division

Our operating revenues by division (in millions) for the years ended March 31 were as follows:

	2007	% of Total	2006[1]	% of Total	% Change
Managed Investments	$2,444.4	56.3	$1,364.0	51.6	79.2
Institutional	970.0	22.3	717.6	27.1	35.2
Wealth Management	929.3	21.4	563.6	21.3	64.9
Total	$4,343.7	100.0	$2,645.2	100.0	64.2

(1) Fiscal 2006 includes a reclassification of approximately $29.4 million and $4.6 million from the Institutional and Wealth Management divisions, respectively, to the Managed Investments division to reflect a change whereby the revenues generated by all proprietary funds, except those managed by Permal, are included in the Managed Investments division.

The increases in operating revenues in the Managed Investments and Institutional divisions were primarily due to including a full year's results of CAM. The increase in the operating revenues in the Wealth Management division was primarily due to including a full year's results of Permal, including growth since acquisition, offset in part by decreases at PCM.

The following discussion separately addresses the results of continuing operations and the results of our discontinued operations.

RESULTS OF CONTINUING OPERATIONS

Operating Revenues

Revenues from continuing operations for the year ended March 31, 2007 were $4.3 billion, up 64% from $2.6 billion in the prior year primarily as a result of including a full year's results of CAM and Permal, including Permal's growth since acquisition, which combined accounted for approximately 90% of the increase in revenues. Higher average AUM, reflecting favorable market conditions and net client cash flows, also contributed to the increase.

Investment advisory fees from separate accounts increased 31% to $1.4 billion, primarily as a result of the acquisition of CAM, which accounted for approximately 80% of the increase, as well as higher AUM at Western Asset, Brandywine and LMCM, offset in part by a decline in advisory fees due to lower average assets managed by PCM.

Investment advisory fees from funds increased 103% to $2.0 billion, with approximately 90% of the increase attributable to the acquisitions of CAM and Permal, including Permal's growth since acquisition. Performance fees increased 40% to $142.2 million during fiscal 2007, primarily as a result of $31.9 million of increased fees earned by Permal.

Distribution and service fees increased 68% to $716.4 million with approximately 75% of the increase due to the addition of fees earned by CAM. In addition, distribution and service fees from Permal contributed approximately 10% of the increase.

Operating Expenses

Compensation and benefits increased 39% to $1.6 billion, primarily as a result of the addition of compensation costs from the acquired businesses and increased revenue share-based incentive expense on higher revenues at certain of our other subsidiaries. Compensation as a percentage of operating revenues was 36.1% for the year ended March 31, 2007, down from 42.6%, primarily as a result of higher revenues at revenue share entities, including revenues transferred from acquired entities, which retain a lower percentage of revenues as compensation, and a decrease in transaction-related compensation. Transaction-related compensation costs primarily include recognition of previously deferred compensation for CAM employees under prior Citigroup plans and accruals for retention compensation for transitional CAM employees. Costs for severance at CAM are included in the purchase price allocation and are not reflected in our results of operations. Compensation as a percentage of revenues also decreased as a result of the significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense.

Distribution and servicing expenses increased 113% to $1.2 billion, with approximately 80% of the increase resulting from the addition of the acquired businesses. The majority of distribution and servicing expenses are paid to Citigroup, who is our primary distributor.

Communications and technology, occupancy, amortization of intangible assets and other expenses all increased primarily as a result of a full year of expenses related to the CAM operations. The increase in other expenses was primarily from travel, professional fees and advertising costs.

The litigation award settlement during fiscal 2006 reflects the reversal of $8.2 million of charges recorded in fiscal 2004 as a result of the settlement of a civil copyright infringement lawsuit.

Other Income (Expense)

Interest income increased $10.9 million to $58.9 million, primarily as a result of higher average interest rates earned on higher average firm investment account balances. Interest expense increased $18.8 million to $71.5 million primarily due to the impact of a full year of interest expense on a $700 million term loan issued to finance the acquisition of CAM, offset in part by the repayment at maturity of $100 million in senior notes during fiscal 2006 and the conversion of our zero-coupon contingent convertible senior notes to common stock.

Other income decreased $12.3 million to $28.1 million as a result of investments held by variable interest entities ("VIEs") that are no longer consolidated, offset in part by corresponding minority interests.

Provision for Income Taxes

The provision for income taxes increased 44.3% to $397.6 million, primarily as a result of the increase in income from continuing operations. The effective tax rate decreased to 38.1% from 38.5% in the prior year primarily reflecting increased revenues and earnings in foreign jurisdictions with lower effective tax rates.

Net income and diluted earnings per share declined 43%, to $646.8 million, and 49%, to $4.48, respectively, from the prior year as a result of the after-tax gain on the sale of the PC/CM businesses of $644.0 million, or $4.94 per diluted share, recognized in the prior year. Income from continuing operations totaled $646.2 million, up 49% from the prior year and income from continuing operations per diluted share increased 34% to $4.48 despite an 11% increase in weighted average diluted shares outstanding. Cash income from continuing operations (see Supplemental Non-GAAP Financial Information), rose 59% for the fiscal year to $845.4 million or $5.86 per diluted share from $532.1 million or $4.10 per diluted share primarily due to including a full year's results of CAM and Permal. The pre-tax profit margin from continuing operations declined to 24.0% from 27.0% in the prior year, primarily as a result of the addition of a full year's results of CAM and Permal.

Increases in distribution revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense, and an increase in other non-compensation related expenses were offset in part by decreases in compensation and benefits as a percent of revenue, due in part to higher revenue share-based incentive expense on higher revenues at certain of our subsidiaries which retain a lower percentage of revenues as compensation, transaction-related compensation, and other non-operating income. The pre-tax profit margin from continuing operations, as adjusted (see Supplemental Non-GAAP Financial Information), declined to 33.2% from 34.3% in the prior year, primarily as a result of an increase in other non-compensation related expenses and a decrease in non-operating income, offset in part by reduced compensation and benefits, as a percent of total revenue, and transaction-related compensation. In the year ended March 31, 2006, income from discontinued operations, net of tax, totaled $66.4 million and diluted earnings per share from discontinued operations were $0.51.

Supplemental Non-GAAP Financial Information

A reconciliation of income from continuing operations to cash income from continuing operations (in thousands except per share) is as follows:

	For the Years Ended March 31,		Period to
	2007	2006	Period Change
Income from Continuing Operations	$646,246	$433,707	49.0%
Plus:			
Amortization of intangible assets	68,410	38,460	77.9
Deferred income taxes on intangible assets[1]	130,758	59,940	118.1
Cash Income from Continuing Operations	$845,414	$532,107	58.9
Cash Income per Diluted Share			
Income from continuing operations per diluted share	$ 4.48	$ 3.35	33.7
Amortization of intangible assets	0.47	0.29	62.1
Deferred income taxes on intangible assets	0.91	0.46	97.8
Cash Income per Diluted Share	$ 5.86	$ 4.10	42.9

(1) Increase from prior year primarily relates to deferred income taxes on intangible assets and goodwill on acquired entities for a full fiscal year.

A reconciliation of pre-tax profit margin from continuing operations adjusted for distribution and servicing expense (in thousands) is as follows:

	For the Years Ended March 31,	
	2007	2006
Operating Revenues, GAAP basis	$4,343,675	$2,645,212
Less:		
Distribution and servicing expense	1,196,019	561,788
Operating Revenues, as adjusted	$3,147,656	$2,083,424
Income from Continuing Operations before Income Tax Provision and Minority Interests	$1,043,854	$ 715,462
Pre-tax profit margin, GAAP basis	24.0%	27.0%
Pre-tax profit margin, as adjusted	33.2	34.3

RESULTS OF DISCONTINUED OPERATIONS

Income from discontinued operations, net of tax, for the year ended March 31, 2006, was $66.4 million, or $0.51 per diluted share. Gain on sale of discontinued operations, net of tax, for fiscal 2007 and 2006 was $0.6 million and $644.0 million, respectively. Gain on sale of discontinued operations had no impact on our earnings per share in fiscal 2007 and was responsible for $4.94 per diluted share in fiscal 2006.

Financial results of discontinued operations by business segment (in thousands) were as follows:

	2006
NET REVENUES	
Private Client	$ 502,400
Capital Markets	168,751
	671,151
Reclassification(1)	(125,436)
Total	$ 545,715
INCOME BEFORE INCOME TAX PROVISION	
Private Client	$ 100,289
Capital Markets	9,115
Total	$ 109,404

(1) Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure and funding practices is to appropriately support our business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. During fiscal 2008, we entered into a series of arrangements to provide approximately $2 billion in financial support to certain liquidity funds managed by our asset managers that had invested in asset backed commercial paper and medium term notes issued by SIVs. These arrangements are described in the Liquidity Fund Support section below. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. In order to ensure adequate resources for the liquidity fund support transactions as well as for general corporate purposes, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, and, subject to existing covenants, the raising of additional equity capital and/or the issuance of additional debt.

Our assets consist primarily of intangible assets, goodwill, cash and cash equivalents, securities purchased under agreements to resell and investment advisory and related fees receivables. Our assets are principally funded by equity capital and long-term debt. The investment advisory fee receivables are short-term in nature and collectibility is reasonably certain. Excess cash is generally invested in institutional money market funds, governmental money market funds, commercial paper and repurchase agreements. The highly liquid nature of our current assets provides us with flexibility in financing and managing our anticipated operating needs.

Liquidity Fund Support

During fiscal 2008, we entered into a series of arrangements to provide approximately $2 billion in financial support to certain liquidity funds. As of March 31, 2008, the support amounts and related cash collateral (in thousands) were as follows:

Description	Transaction Date	Support Amount	Cash Collateral(1)
Letters of Credit(2)	November 2007	$ 335,000	$286,250
Capital Support Agreement(3)	November 2007	15,000	15,000
Purchase of Canadian Conduit Securities(4)	December 2007	94,000	—
Total Return Swap(3)	December 2007	890,000	139,480
Purchase of Non-bank Sponsored SIVs(3,6)	December 2007	82,000	—
Letter of Credit(5)	March 2008	150,000	—
Capital Support Agreements(5)	March 2008	400,000	400,000
Total		$1,966,000	$840,730

(1) Included in current restricted cash on the Consolidated Balance Sheet
(2) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund) and Prime Cash Reserves Portfolio
(3) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)
(4) Pertains to the Legg Mason Western Asset Canadian Money Market Fund
(5) Pertains to Citi Institutional Liquid Reserves Portfolio, a Series of Master Portfolio Trust
(6) Securities issued by SIVs

Letters of Credit
In November 2007, we entered into arrangements with two large banks to provide letters of credit ("LOCs") for an aggregate amount of approximately $335 million for the benefit of two liquidity funds managed by one of our subsidiaries as discussed in Note 18 of Notes to Consolidated Financial Statements. As part of the LOC arrangements, we agreed to reimburse to the banks any amounts that may be drawn on the LOCs and, to support this agreement, we provided approximately $286 million in cash collateral as of March 31, 2008. On March 7, 2008, we elected to procure a LOC from a large bank to support another fund's holdings in certain SIV-issued securities. The March LOC provides support up to $150 million, which is further supported with $150 million in excess capacity on our $1 billion revolving credit facility. Each of the LOCs may be drawn in certain circumstances, including upon the fund's realizing a loss on disposition or restructuring of the underlying SIV securities, upon the agreement's termination if unpaid amounts remain on the underlying securities, or in certain circumstances upon ratings downgrades of the issuing bank. In addition, the terms of the March LOC require that the fund sell the underlying securities if it continues to hold them at the LOC's expiration and draw on the LOC to make-up for any losses on the sale. The LOCs will terminate no later than one year from the date of origination.

Capital Support Agreements
In November 2007, we entered into a capital support agreement ("CSA") with one of the liquidity funds discussed above pursuant to which we have agreed to provide up to $15 million in capital contributions to the fund if it recognizes losses from certain investments or continues to hold the underlying securities at the expiration of the one-year term of the agreement and, at the applicable time, the fund's net asset value is less than a specified threshold. On March 31, 2008, we also entered into CSAs with another fund under which we will make capital contributions if the fund realizes a loss on the sale of, or certain other events relating to, two SIV-issued securities in the portfolio. We will make up to a maximum of $400 million of contributions to the fund under the March CSAs and have fully collateralized this obligation. The CSAs will terminate no later than one year from the date of origination, and the March CSA requires the fund to sell the securities at termination, if it still holds them, and utilize the CSA to cover any losses.

Total Return Swap
In December 2007, we reduced a Dublin-domiciled fund holdings in SIV-issued securities through the total return swap discussed in Note 18 of Notes to Consolidated Financial Statements. Under the total return swap, we will pay to the bank counterparty (the "Bank") any losses (including losses incurred through a sale of the securities or through principal not being repaid at maturity) the Bank incurs from its ownership of the securities and a return on the purchase price paid for the underlying securities equal to the one-month LIBOR rate plus 1%, and the Bank will pay to us any principal and interest it receives on the securities in excess of the price it paid for the securities. The total return swap arrangement terminates in November 2008. However, we may elect to earlier terminate the total return swap arrangement at any time. The Bank may elect early termination of the total return swap arrangement in certain circumstances, including if an event has a material adverse effect on our business or financial condition, if the credit ratings of our senior debt are reduced below BBB by Standard & Poor's or Baa2 by Moody's Investors Service or if we do not maintain, on a consolidated basis, at least $250 million in aggregate cash and cash equivalents plus amounts available to be borrowed under revolving credit facilities. Upon a termination of the total return swap arrangement, any outstanding securities will be sold at market prices and we will be responsible to reimburse the Bank for any losses the Bank incurs in the sale. The maximum future amount that we could be required to pay under the total return swap arrangement would be the aggregate price paid by the Bank for the securities of $832 million plus financing costs. In connection with the total return swap, we reimbursed the Dublin-domiciled fund $59.5 million and provided $139.5 million in cash collateral, which under the terms of the total return swap may be increased or decreased based on changes in the value, or upon maturities, of the underlying securities.

Purchase of Non-bank Sponsored SIVs
In December 2007, we purchased for cash an aggregate of $132 million in principal amount of non-bank sponsored SIV securities from the same Dublin-domiciled liquidity fund. During January 2008 and May 2008, approximately $50 million and $82 million, respectively, in principal amount of the securities matured and were paid in full.

Purchase of Canadian Conduit Securities
In December 2007, we acquired for cash an aggregate of $98 million in principal amount of conduit securities issued by Canadian asset backed commercial paper issuers to provide liquidity support to a Canadian liquidity fund.

As the LOCs, CSAs and total return swap expire over the coming ten months, we may be required to provide substantial amounts to the funds and the banks if they still hold the underlying securities at the expiration time.

We may elect to provide additional credit or other support to liquidity funds managed by our subsidiaries, if we deem this action necessary and appropriate in the future. If we do so, we may be required to use additional cash to pay for the support or as collateral. The pledge of cash and the investment in the funds restrict our ability to use the cash for other purposes and, together with any future uses of cash to provide additional support, reduce our flexibility to use these assets for other corporate purposes, including debt repayments, stock repurchases and acquisitions.

Financing Transactions
The table below reflects our primary sources of financing (in thousands) as of March 31, 2008:

		Amount Outstanding at March 31,			
Type	Face Amount	**2008**	2007	Interest Rate	Maturity
2.5% Convertible Senior Notes	$1,250,000	**$1,250,000**	$ —	2.50%	January 2015
Revolving Credit Agreement[1]	1,000,000	**500,000**	—	LIBOR + 0.60%	October 2010
5-year term loan	700,000	**550,000**	650,000	LIBOR + 0.60%	October 2010
6.75% Senior Notes	425,000	**424,959**	424,796	6.75%	July 2008

(1) $150 million of the available $500 million is reserved in connection with the LOC for the same amount to support certain SIV-issued holdings by proprietary liquidity funds.

During January 2008, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes to an affiliate of Kohlberg Kravis Roberts & Co. The proceeds strengthened our balance sheet by providing additional liquidity that will be used for general corporate purposes, including support for key business initiatives such as potential future acquisitions and to purchase and then retire convertible preferred stock. In connection with this financing, we entered into economic hedging transactions that increase the effective conversion price of the notes. These hedging transactions had a net cost to us of $83 million, which we paid from the proceeds of the notes. This transaction closed on January 31, 2008. We used approximately $180 million of the capital raised to purchase and retire preferred stock convertible into 2.5 million shares of our common stock.

During November 2007, we borrowed an aggregate of $500 million under our unsecured revolving credit facility for general corporate purposes. This facility matures on October 14, 2010, may be prepaid at any time and contains customary covenants and default provisions. On January 3, 2008, we amended the credit agreement to increase the maximum amount that we may borrow from $500 million to $1 billion. On March 7, 2008, we elected to procure a LOC to support up to $150 million of certain SIV-issued holdings in a liquidity fund under this facility. See previous discussion on liquidity fund support.

Included in outstanding debt is $425 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were issued at a discount to yield 6.80%. The $425 million principal amount of senior notes was reclassified to the current portion of long-term debt during the September 2007 quarter. The accreted balance at March 31, 2008 was $425 million.

During fiscal 2006, holders of zero-coupon contingent convertible notes aggregating $480 million principal amount at maturity converted the notes into approximately 5.5 million shares of common stock. During fiscal 2007, all remaining outstanding zero-coupon contingent convertible senior notes were converted into 756 thousand shares of common stock.

In May 2008, we issued $1.15 billion of Equity Units, each unit consisting of a 5% interest in $1,000 principal amount of senior notes due June 30, 2021, with interest payable quarterly at the annual rate of 5.6% and a purchase contract committing the holder to purchase shares of our common stock by June 30, 2011. The holders also receive a quarterly contract adjustment payment on the purchase contract at an annual rate of 1.4% and are required to pledge their interests in senior notes to us as collateral on their purchase commitment. The net proceeds from the Equity Units offering of approximately $1.11 billion will be used for general corporate purposes, which may include support of liquidity funds managed by its subsidiaries, financing acquisitions and repayment of outstanding debt.

During the December 2007 quarter, both Fitch Ratings and Moody's Investors Service changed their outlook on our senior unsecured debt to negative from stable as a result of the firm's support of its liquidity funds. In April 2008, Standard and Poor's Rating Services revised the outlook on its rating on Legg Mason to stable from positive. Our debt ratings at March 31, 2008 for Moody's Investors Service, Standard and Poor's Rating Services and Fitch Ratings were A2, BBB+ and A, respectively.

On December 1, 2005, we completed the acquisition of CAM in exchange for (i) all outstanding stock of our subsidiaries that constituted our PC/CM businesses; (ii) 5,393,545 shares of common stock and 13.346632 shares of our non-voting convertible preferred stock, which is convertible, upon transfer, into 13,346,632 shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility. Under the terms of the agreement, we paid a post-closing purchase price adjustment of $84.7 million to Citigroup in September 2006, based on the retention of certain AUM nine months after the closing. Since this contingent payment was paid from available cash, an unsecured 5-year, $300 million floating-rate credit agreement that we had entered to fund this obligation terminated in accordance with its terms. During fiscal 2008 and 2006, we issued approximately 5.53 million and 4.96 million common shares, respectively, upon conversion of approximately 5.53 and 4.96 shares, respectively, of the convertible preferred stock that was issued in the CAM acquisition. During the fourth quarter of fiscal 2008, we repurchased 2.5 shares (convertible into 2.5 million common shares) of the convertible preferred stock for approximately $180 million in cash.

On October 14, 2005, we entered into a syndicated five-year $700 million unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. At closing, we borrowed $600 million, of which $512 million was used to fund the cash portion of the purchase and the remainder was used to fund acquisition-related expenses. The remaining $100 million of the $700 million loan facility was drawn down in February 2006 for additional acquisition related costs. Effective with the closing of the Citigroup transaction, we entered into a $400 million three-year amortizing interest rate swap ("Swap") to hedge a portion of the $700 million floating rate term loan at a fixed rate of 4.9%. During the March 2007 quarter, this Swap began to unwind and we repaid a corresponding $50 million of the debt. During fiscal 2008, we repaid $100 million of the debt. The outstanding balance under this facility was $550 million at March 31, 2008 and the remaining unamortized balance of the Swap was $150 million.

Also in connection with the Citigroup transaction, one of our subsidiaries was the borrower under a 364-day promissory note of $83.2 million. During the fiscal year ended March 31, 2007, we paid from available cash the balance outstanding on this note.

Effective November 1, 2005, we acquired 80% of the outstanding equity of Permal. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. We have the right to purchase the preference shares over the four years subsequent to the closing and, if that right is not exercised, the holders of those equity interests have the right to require us to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by us at closing was $800 million, of which $200 million was in the form of 1,889,322 newly issued shares of our common stock and the remainder was cash. We funded the cash portion of the acquisition from existing cash. In accordance with the terms of the transaction, we acquired preference shares representing an additional 7.5% ownership interest in Permal during the December 31, 2007 quarter, and it is anticipated that we will acquire the remaining 12.5% four years after the initial closing at prices based on Permal's revenues. The maximum aggregate price, including earn-out payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $961 million minimum price, excluding acquisition costs and dividends. During fiscal 2008, contingent acquisition payments of $240 million were made to the former owners of Permal, of which $208 million was paid in cash and the balance was in common stock. The remaining minimum obligation of

$81 million as of March 31, 2008 is payable in November 2011, unless earned earlier. The agreements provide for additional consideration of up to $265 million based on Permal's future revenues and earnings. We may elect to deliver up to 25% of each of the future payments in the form of shares of our common stock. In addition, during fiscal 2008 and 2007, we paid approximately $12 million in each period in dividends on the preference shares, and we will pay a minimum of $15 million in dividends on the preference shares over the next 2 years.

During fiscal 2008, we initiated a plan to repatriate accumulated earnings of approximately $225 million from certain foreign subsidiaries in order to replenish funds used for the contingent acquisition payment in the U.S. to the former owners of Permal. We repatriated approximately $36 million of these funds during fiscal 2008.

On August 1, 2001, we purchased PCM for cash of approximately $682 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, we made the maximum third anniversary payment of $400 million to the former owners of PCM. During fiscal 2007, we paid from available cash the maximum fifth anniversary payment of $300 million, which was accrued as a liability with a corresponding increase to goodwill at March 31, 2006. This payment is subject to certain limited claw-back provisions through fiscal 2010.

On February 26, 2008, we announced a definitive agreement in which Citigroup Global Markets Inc., an affiliate of Citigroup, would acquire a majority of the overlay and implementation business of Legg Mason Private Portfolio Group, which includes its managed account trading and technology platform. The sale closed on April 1, 2008 and cash proceeds of approximately $181 million were received.

At March 31, 2008, our total assets and stockholders' equity were $11.8 billion and $6.6 billion, respectively. During fiscal 2008, stockholders' equity increased approximately $79.0 million, primarily due to net income and stock option exercises, offset by share repurchases and dividend payments. During the year ended March 31, 2008, cash and cash equivalents increased by $279.9 million from $1.18 billion at March 31, 2007 to $1.46 billion at March 31, 2008. This excludes $604.6 million in securities purchased under agreements to resell and $851.7 million of restricted cash. Cash flows from operating activities provided $964.4 million, primarily attributable to net income, adjusted for non-cash items and purchases of trading securities. Cash flows from investing activities used $1.9 billion, primarily attributable to funding restricted cash related to liquidity fund support transactions discussed in Note 18 of Notes to Consolidated Financial Statements, securities purchased under agreements to resell, the Permal contractual acquisition payment and payments for leasehold improvements for office relocations. Financing activities provided $1.2 billion, primarily due to proceeds from issuance of 2.5% convertible senior notes and short-term borrowings under our unsecured revolving credit facility, offset in part by dividend payments, repayment of principal on long-term debt and common and preferred stock repurchases. In addition to the $1.15 billion Equity Units discussed above, we expect that cash flows provided by operating activities and cash on hand will be the primary sources of working capital for the next year.

In fiscal 2002, the Board of Directors previously authorized us, at our discretion, to purchase up to 3.0 million shares of our common stock. During the June 2007 quarter, we repurchased 40,150 shares for $4.0 million. On July 19, 2007, the Board of Directors authorized us to repurchase, from time to time, up to 5.0 million shares of our common stock to replace the previous share repurchase authorization. In January 2008, the Board of Directors also authorized us to repurchase non-voting convertible preferred stock representing up to 4 million shares of common stock from the proceeds from the convertible senior notes discussed above. In February 2008, we repurchased and retired preferred stock convertible into 2.5 million shares of common stock for $180 million. Also, during fiscal 2008, we repurchased 1.1 million shares of common stock for $94 million under the new authorization, in addition to the 40,150 shares above. There were no repurchases during fiscal 2007 and 2006. In fiscal 2008, 2007 and 2006, we paid cash dividends of $132.8 million, $109.9 million, and $78.6 million, respectively. We anticipate that we will continue to pay quarterly dividends and to repurchase shares on a discretionary basis.

Certain of our asset management subsidiaries maintain various credit facilities for general operating purposes. See Notes 7 and 8 of Notes to Consolidated Financial Statements for additional information. Certain subsidiaries are also subject to the capital requirements of various regulatory agencies. All such subsidiaries met their respective capital adequacy requirements.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations and Contingent Payments section that follows and Special Purpose and Variable Interest Entities and Liquidity Fund Support in Notes 1, 17, and 18 of Notes to the Consolidated Financial Statements.

As previously discussed, during fiscal 2008, we entered into various off-balance sheet arrangements to provide support to certain of our liquidity funds. These arrangements include letters of credit, capital support agreements and a total return swap, which are fully described above and in Note 18 of Notes to Consolidated Financial Statements.

In January 2008, we entered into hedge and warrant transactions on the convertible notes with certain financial institution counterparties to increase the effective conversion price of the convertible senior notes. See Note 8 of Notes to Consolidated Financial Statements.

Contractual Obligations and Contingent Payments

We have contractual obligations to make future payments in connection with our long-term debt and non-cancelable lease agreements. In addition, as described in Liquidity and Capital Resources above, we have made or expect to make contingent payments under business purchase agreements. See Notes 7, 8, and 10 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual and contingent obligations (in millions) by fiscal year:

Contractual and Contingent Obligations at March 31, 2008

	2009	2010	2011	2012	2013	Thereafter	Total
Contractual Obligations							
Short-term borrowings	$ 500.0	$ —	$ —	$ —	$ —	$ —	$ 500.0
Long-term borrowings by contract maturity	432.2	7.0	555.6	4.4	0.9	1,257.7	2,257.8
Coupon interest on short-term and long-term borrowings(1)	79.7	47.1	43.2	31.8	31.7	63.6	297.1
Minimum rental and service commitments	128.9	121.2	94.7	89.5	85.0	640.1	1,159.4
Minimum commitments under capital leases(2)	31.3	2.3	2.4	0.2	—	—	36.2
Total Contractual Obligations	1,172.1	177.6	695.9	125.9	117.6	1,961.4	4,250.5
Contingent Obligations							
Contingent payments related to business acquisitions(3)	7.5	293.5	—	60.0	—	—	361.0
Total Contractual and Contingent Obligations(4,5,6)	$1,179.6	$471.1	$695.9	$185.9	$117.6	$1,961.4	$4,611.5

(1) Coupon interest on floating rate long-term debt is based on rates at March 31, 2008.
(2) The amount of commitments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of the agreements.
(3) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.
(4) The table above does not include approximately $50.6 million in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from fiscal 2009 to 2011.
(5) The table above does not include amounts for uncertain tax positions of $21.1 million (net of the federal benefit for state tax liabilities) because the timing of any related cash outflows cannot be reliably estimated.
(6) The table above does not include our obligations under the $485 million in letters of credit, the $415 million in capital support agreements or the total return swap of $890 million. See Note 18 of Notes to Consolidated Financial Statements for additional information regarding these commitments.

Restructuring Charges
In connection with the CAM transaction, we incurred costs of restructuring the business of the combined entities. See Note 2 of Notes to Consolidated Financial Statements.

MARKET RISK

A risk management committee oversees and coordinates risk management activities of Legg Mason and its subsidiaries. In addition, certain risk activities are managed at the subsidiary level. The following describes certain aspects of our business that are sensitive to market risk.

Revenues and Net Income
The majority of our revenue is calculated from the market value of our AUM. Accordingly, a decline in the value of securities will cause our AUM to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of AUM and underperformance of advisory contracts versus the applicable performance benchmarks will result in reduced fee revenues and net income. We generally earn higher fees on equity assets than fees charged for fixed income and liquidity assets. Declines in market values of AUM in this asset class will disproportionately impact our revenues. In addition, under revenue sharing agreements, our subsidiaries retain different percentages of revenues to cover their costs, including compensation. Our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in AUM at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

Trading and Non-trading Assets and Liabilities
Our trading and non-trading assets and liabilities are comprised of investment securities, including seed capital in sponsored mutual funds and products, securities issued by SIVs and other conduit investments, derivative instruments, limited partnerships, limited liability companies and certain other investment products.

We have entered into a series of arrangements to provide credit support to certain liquidity funds beginning in November 2007. These arrangements include letters of credit, capital support agreements and the purchase of securities issued by SIVs and other conduits, all of which substantially increase our exposure to the risk of security price fluctuations. These fund support arrangements and the related risks are discussed below.

Trading assets at March 31, 2008 and 2007 subject to risk of security price fluctuations are summarized (in thousands) below.

	2008	2007
Investment securities:		
Investments relating to long-term incentive compensation plans	**$207,305**	$191,684
Proprietary fund product and other investments	**140,267**	81,482
Securities issued by SIVs	**141,509**	—
Total trading investments	**$489,081**	$273,166

Approximately $169.8 million and $153.7 million of trading investments related to long-term incentive compensation plans as of March 31, 2008 and 2007, respectively, have offsetting liabilities such that fluctuation in the market value of these assets and the related liabilities will not have a material effect on our net income or liquidity. However, it may have an impact on our compensation expense with a corresponding offset in other non-operating income. Other trading investments of $37.5 million and $38.0 million at March 31, 2008 and 2007, respectively, relate to other long-term incentive plans and the related liabilities do not completely offset due to vesting provisions. Therefore, fluctuations in the market value of these trading investments will impact our non-operating income and net income.

Approximately $140.3 million and $81.5 million of trading assets at March 31, 2008 and 2007, respectively, are investments in proprietary fund products and other investments in which fluctuations in market value will impact our non-operating income and net income. Investments in proprietary fund products are not liquidated until the related fund establishes a track record or has other investors.

The remaining trading assets include $141.5 million at March 31, 2008 in investments issued by SIVs acquired from liquidity funds our subsidiary manages, of which $82.0 million matured and was paid in full in May 2008. The fair value of these trading assets will also fluctuate with market changes and will impact our non-operating income and net income.

Non-trading assets and liabilities at March 31, 2008 and 2007 subject to risk of security price fluctuations are summarized (in thousands) below.

	2008	2007
Investment securities:		
Available-for-sale	$ 7,700	$ 8,297
Investments in partnerships and LLCs	81,703	58,265
Other investments	1,323	1,298
Total non-trading investments	90,726	67,860
Derivative assets:		
Total return swap	45,706	—
Total non-trading assets	$136,432	$67,860
Derivative liabilities:		
Fund support arrangements	$551,654	$ —

Fluctuations in the market value of these non-trading assets and the underlying securities of the non-trading derivative assets and liabilities will have an impact on our non-operating income and net income. While we have a derivative asset on the total return swap of $45.7 million at March 31, 2008, this arrangement covers an aggregate of $890 million in principal of SIV issued securities, substantially all of which is at risk, along with related financing costs. Also, in addition to recorded derivative liabilities on fund support arrangements of $551.7 million at March 31, 2008, these arrangements collectively cover an aggregate of $3.4 billion in principal of SIV issued securities, for which our exposure is limited to approximately $900 million. Accordingly, these fund support arrangements currently expose us to $348.3 million of additional potential losses on SIV issued securities held by funds managed by a subsidiary. The total return swap and other fund support arrangements all have one-year terms that expire no later than March 2009.

See Notes 1 and 18 of Notes to Consolidated Financial Statements for further discussion of derivatives and liquidity fund support actions.

Foreign Exchange Sensitivity

We operate primarily in the United States, but provide services, earn revenues and incur expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in the United Kingdom, Canada, Japan and Australia, may impact our comprehensive and net income. Certain of our subsidiaries have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our comprehensive or net income or liquidity.

Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is mitigated as a substantial portion of our debt is at fixed interest rates. In addition, a portion of our outstanding floating rate debt is hedged through an interest rate swap that reduces our exposure to interest rate risk. At March 31, 2008 and 2007, approximately $911 million and $312 million, respectively, of our outstanding floating rate debt is not hedged such that fluctuations in interest rates will have an impact on our non-operating income and net income. See Note 8 of Notes to Consolidated Financial Statements for additional disclosures regarding debt. The total return swap, under which we have recorded a derivative asset of $45.7 million at March 31, 2008, includes certain payment provisions based on LIBOR rates, such that fluctuation in interest rates will have an impact on our non-operating income and net income.

CRITICAL ACCOUNTING POLICIES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt. Trading investments, Investment securities and derivative assets and liabilities included in the Consolidated Balance Sheets include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net income or other comprehensive income, depending on the underlying purpose of the instrument.

For investments, we value equity and fixed income securities using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

We evaluate our non-trading Investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

In fiscal 2008, we entered into various credit support arrangements for certain liquidity funds managed by a subsidiary that qualify as derivative transactions. The fair values of these derivative instruments are based on management's estimates of expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses. As of March 31, 2008, we had $45.7 million of derivative assets included in Other current assets and $551.7 million of derivative liabilities included in Other current liabilities in the Consolidated Balance Sheet. Exposure on these derivative instruments is based on the underlying securities' values and related gains and losses may vary significantly in relation to their recorded balances. None of these derivative transactions are designated for hedge accounting as defined in SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and the related gains and losses are included in Other non-operating income (expense) in the Consolidated Statement of Income in fiscal 2008.

For trading and non-trading investments in illiquid or privately held securities for which market prices or quotations are not readily available, the determination of fair value requires us to estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2008 and 2007, we owned approximately $156.6 million and $1.3 million, respectively, of trading and non-trading financial investments that were valued on our assumptions or estimates.

At March 31, 2008 and 2007, we also have approximately $81.7 million and $58.3 million, respectively, of other investments, such as investment partnerships, that are included in Other Assets on the Consolidated Balance Sheets. These investments are generally accounted for under the cost or equity method.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"), to provide a consistent definition of fair value and establish a framework for measuring fair value in generally accepted accounting principles. SFAS 157 has additional disclosure requirements and will be effective for fiscal 2009. The disclosure requirements include a classification of fair value measurements impacting an entity's financial statements among a hierarchy that prioritizes the inputs to valuation techniques used to measure fair values into three broad levels, where measurements for Level 1 are based on quoted prices in active markets, Level 2 are based on direct or indirect observable inputs and Level 3 are based on unobservable inputs, including management's estimates. The provisions of SFAS 157 for recurring fair value measurements will be adopted by us during fiscal 2009 and are not expected to have a material impact on fair value measurements in our consolidated financial statements. It is estimated that less than 3% of total assets and approximately 11% of total liabilities will meet the definition of Level 3, where fair values are based on unobservable inputs, including management's estimates. As a result, the fair values of these Level 3 assets and liabilities are potentially subject to more significant fluctuations in amounts ultimately realized.

Intangible Assets and Goodwill

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon certain estimates and assumptions including projected future cash flows, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates and investment performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed.

As of March 31, 2008, we had approximately $2.5 billion in goodwill, $3.9 billion in indefinite-life intangible assets and $237.7 million in net amortizable intangible assets. The estimated useful lives of amortizable intangible assets currently range from one to 15 years. As of March 31, 2008, amortizable intangible assets are being amortized over a weighted-average life of 8 years.

Goodwill is evaluated quarterly at the reporting unit level and is considered impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. We have defined the reporting units to be the Managed Investments, Institutional and Wealth Management divisions, which are the same as our operating segments. Allocations of goodwill to our divisions for acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions. See Note 19 of Notes to Consolidated Financial Statements for additional information related to business segments.

Significant assumptions used in assessing the implied fair value of goodwill under the discounted cash flow method include the projected cash flows generated by the reporting unit, expected current and long-term cash flow growth rates, and the discount rate used to determine the present value of the cash flows.

The Wealth Management and Managed Investments reporting units represent approximately 56% and 40%, respectively, of our goodwill. Wealth Management goodwill is principally attributable to PCM; Managed Investments goodwill is principally attributable to the CAM acquisition. Projected cash flows for these divisions are assumed to grow 10% annually over the next five years, with a long-term annual growth rate of 5%. The projected cash flows are discounted at 12% to determine the present value. The discount rate is based on an estimated average risk-adjusted weighted average cost of capital. For the Wealth Management reporting unit, annual cash flows would have to decline by more than 54% or the discount rate would have to increase to more than 19% for the goodwill to be deemed impaired. For the Managed Investments reporting unit, annual cash flows would have to decline by more than 49% or the discount rate would have to increase to more than 18% for the goodwill to be deemed impaired.

We review the fair value of our intangible assets on a quarterly basis, considering projected cash flows, to determine whether the assets are impaired and the amortization periods are appropriate. If an asset is determined to be impaired, the difference between the value of the asset reflected on the financial statements and its current implied fair value is recognized as an expense in the period in which the impairment is determined to be other than temporary. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed.

The implied fair values of intangible assets subject to amortization are determined at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the implied fair value of management contract intangible assets include projected cash flows generated by the contracts and the estimated remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates.

Management contract intangible assets related to the retail separately managed accounts acquired in the CAM acquisition and client contracts acquired in the 2001 acquisition of PCM represent approximately 59% and 15%, respectively, of our total amortizable intangible assets. The CAM intangible asset has an original expected life of 12 years (which represents an annual contract turnover rate of 8%), with 9.7 years remaining. For CAM contracts to be impaired, cash flows would have to decline by approximately 59% or client attrition would have to increase sufficiently to decrease the remaining estimated life by more than 41%.

The PCM intangible asset related to acquired client contracts had an original expected life of 18 years (which represents an annual contract attrition rate of 6%). During fiscal 2008, acquired client contracts and related assets under management declined significantly. Based on revised attrition estimates, the remaining useful lives were decreased to periods from one to five years at March 31, 2008. As a result of significant recent client attrition, declines in assets under management and revised estimate of remaining useful lives, the evaluation at March 31, 2008 indicated the amortized carrying value of $188 million would not be fully recoverable. Projected cash flows on remaining acquired contracts, discounted at a rate of 12%, indicated a remaining value of $37 million, and an impairment charge of $151 million on the PCM management contracts was recorded in the March 2008 quarter. At the current assumed client attrition rates, the cash flows generated by the underlying management contracts held by PCM would have to decline by approximately 35% for the asset to become further impaired. Similarly, with no change to the profitability of the contracts, client attrition would have to accelerate to a rate such that our remaining estimated useful life would decline by approximately 49% before the asset would be deemed impaired.

For intangible assets with lives that are indeterminable or indefinite, fair value is determined based on anticipated discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and to a lesser extent, trade names.

Significant assumptions used in assessing the fair value of proprietary fund contracts include the projected cash flows generated by those contracts and the discount rate used to determine the present value of the cash flows. Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth approximating market returns. Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset.

The domestic mutual fund contracts acquired in the CAM acquisition and the Permal funds-of-hedge funds contracts account for approximately 65% and 24%, respectively, of our indefinite life intangible assets. Cash flows from the CAM and Permal contracts are assumed to grow at long-term annual rates of 5% and 8%, respectively, which approximates the expected average market returns. The projected cash flows from the CAM and Permal funds are discounted at 12%. Changes in assumptions, such as an increased discount rate or declining cash flows, could result in impairment. At current profitability levels, cash flows generated by the CAM mutual fund contracts would have to fall approximately 27% or the discount rate used in the test would have to be raised to 15% for the asset to be deemed impaired. Likewise, cash flows generated by the Permal funds-of-hedge funds contracts would have to decline by approximately 76% or the discount rate increased to 28% for the asset to be deemed impaired.

Trade names account for 3% of indefinite-life intangible assets, approximately one-third of which relates to PCM. Unlike PCM's management contracts, the recovery of trade name value considers all of PCM's cash flows, not just the acquired client contracts. At current profitability levels and an estimated 8% long-term growth rate, cash flows generated by PCM would have to fall approximately 9% or the discount rate used in the test would have to be raised from 12.0% to 12.4% for the trade name to be considered for impairment. However, since trade names are considered to have an indefinite-life, we continue to evaluate trade names with a long-term view when determining impairment.

Some of our business acquisitions, such as PCM, Royce and Permal involved closely held companies in which certain key employees were also owners of those companies. In establishing the purchase price, we may include contingent consideration whereby only a portion of the purchase price is paid on the acquisition date. The determination of these contingent payments is consistent with our methods of valuing and establishing the purchase price, and we record these payments as additional purchase price and not compensation when the contingencies are met. Historically, contingent payments have been recorded as additional goodwill. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding intangible assets and goodwill.

Stock-Based Compensation

Our stock-based compensation plans include stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue stock options to officers, key employees and non-employee members of our Board of Directors.

During fiscal 2007, we adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the years ended March 31, 2008 and 2007 includes compensation cost for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. As further described below, we determine the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. Prior to fiscal 2007, awards were also accounted for at grant-date fair value, except for awards granted prior to April 1, 2003, that were recorded at their intrinsic value. As a result, prior to the adoption of SFAS No. 123 (R), no related compensation expense was recognized for the awards granted prior to April 1, 2003, and the expense related to stock-based employee compensation included in the determination of net income for fiscal 2006 is less than that which would have been included if the fair value method had been applied to all awards. Under the modified-prospective method, the results for the year ended March 31, 2006 have not been restated. Additionally, unamortized deferred compensation previously classified as a separate component of stockholders' equity has been reclassified as a reduction of additional paid-in capital. Also under SFAS No. 123 (R), cash flows related to income tax deductions in excess of stock-based compensation expense are classified as financing cash flows for the year ended March 31, 2008. For the year ended March 31, 2006, such amount was $92,376, and continues to be classified as operating cash inflows.

In accordance with the provisions of SFAS No. 123 (R), we provide disclosure in Note 13 of Notes to Consolidated Financial Statements of our pro forma results if compensation expense associated with all stock option grants had been recognized at grant-date fair value over their respective vesting period. If we accounted for prior years' stock option grants at grant-date fair value, net income from continuing operations would have been reduced by $3.2 million in fiscal 2006, respectively. Net income from discontinued operations would have been reduced by $4.0 million in fiscal 2006. These reductions are the result of including additional expenses for grants made prior to April 2003.

We granted 933,000, 1,037,380, and 1,101,105 stock options, including grants to non-employee directors, in fiscal 2008, 2007 and 2006, respectively. For additional information on share-based compensation, see Note 13 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for performance or market-based grants, for which we use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility in part based upon the historical prices of our stock over a period equal to the expected life of the option and in part upon the implied volatility of market-listed options at the date of grant. The expected life is the estimated length of time an option is held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

Income Taxes

Legg Mason and its subsidiaries are subject to the income tax laws of the Federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes. These estimates and judgments are used in determining the tax basis of assets and liabilities, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that we will be able to realize our deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision. The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we determine that our estimates have changed, the income tax provision will be adjusted in the period in which that determination is made. During fiscal 2008, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), that prescribes recognition and measurement thresholds in financial statements for tax positions. Adoption of FIN 48 did not have a material impact on our consolidated financial statements. See Note 9 of Notes to Consolidated Financial Statements for additional disclosures regarding income taxes.

RECENT ACCOUNTING DEVELOPMENTS

See discussion of Recent Accounting Developments in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

We have made in this 2008 Annual Report, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our businesses or in the amount of our client AUM, anticipated future performance of our business, anticipated future investment performance of our subsidiaries, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in this Annual Report and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangibles and Goodwill" previously discussed.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment, management concluded that, as of March 31, 2008, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

The effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2008.

Mark R. Fetting
Chief Executive Officer

Charles J. Daley, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries at March 31, 2008 and March 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 29, 2008

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2008	2007	2006
OPERATING REVENUES			
Investment advisory fees			
Separate accounts	**$1,464,512**	$1,445,796	$1,101,249
Funds	**2,319,788**	2,023,140	994,232
Performance fees	**132,740**	142,245	101,605
Distribution and service fees	**692,277**	716,402	425,554
Other	**24,769**	16,092	22,572
Total operating revenues	**4,634,086**	4,343,675	2,645,212
OPERATING EXPENSES			
Compensation and benefits	**1,569,517**	1,556,397	1,074,120
Transaction-related compensation	—	12,171	53,063
Total compensation and benefits	**1,569,517**	1,568,568	1,127,183
Distribution and servicing	**1,273,986**	1,196,019	561,788
Communications and technology	**192,821**	174,160	89,234
Occupancy	**129,425**	100,180	50,919
Amortization of intangible assets	**57,271**	68,410	38,460
Impairment of management contracts	**151,000**	—	—
Litigation award settlement	—	—	(8,150)
Other	**209,890**	208,040	106,048
Total operating expenses	**3,583,910**	3,315,377	1,965,482
OPERATING INCOME	**1,050,176**	1,028,298	679,730
OTHER INCOME (EXPENSE)			
Interest income	**76,923**	58,916	47,992
Interest expense	**(82,681)**	(71,474)	(52,648)
Other	**(600,547)**	28,114	40,388
Total other income (expense)	**(606,305)**	15,556	35,732
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION AND MINORITY INTERESTS	**443,871**	1,043,854	715,462
Income tax provision	**175,995**	397,612	275,595
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS	**267,876**	646,242	439,867
Minority interests, net of tax	**(266)**	4	(6,160)
INCOME FROM CONTINUING OPERATIONS	**267,610**	646,246	433,707
Income from discontinued operations, net of tax	—	—	66,421
Gain on sale of discontinued operations, net of tax	—	572	644,040
NET INCOME	**$ 267,610**	$ 646,818	$1,144,168
NET INCOME PER SHARE			
Basic:			
Income from continuing operations	**$ 1.88**	$ 4.58	$ 3.60
Income from discontinued operations	—	—	0.55
Gain on sale of discontinued operations	—	—	5.35
	$ 1.88	$ 4.58	$ 9.50
Diluted:			
Income from continuing operations	**$ 1.86**	$ 4.48	$ 3.35
Income from discontinued operations	—	—	0.51
Gain on sale of discontinued operations	—	—	4.94
	$ 1.86	$ 4.48	$ 8.80

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	March 31, 2008	March 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,463,554**	$1,183,617
Securities purchased under agreements to resell	**604,642**	—
Restricted cash	**844,728**	—
Receivables:		
Investment advisory and related fees	**524,488**	585,857
Other	**240,374**	266,128
Investment securities	**489,081**	273,166
Deferred income taxes	**235,300**	33,873
Other	**283,585**	48,866
Total current assets	**4,685,752**	2,391,507
Restricted cash	**6,960**	—
Investment securities	**9,023**	9,595
Fixed assets, net	**346,802**	219,437
Intangible assets, net	**4,109,735**	4,425,409
Goodwill	**2,536,816**	2,432,840
Other	**135,264**	125,700
Total Assets	**$11,830,352**	$9,604,488
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued compensation	**$ 608,465**	$ 559,390
Short-term borrowings	**500,000**	—
Current portion of long-term debt	**432,119**	5,117
Contractual acquisition payable	—	130,000
Payables for distribution and servicing	**185,971**	160,656
Other	**1,012,892**	456,898
Total current liabilities	**2,739,447**	1,312,061
Deferred compensation	**149,953**	136,013
Deferred income taxes	**355,239**	444,218
Other	**139,556**	63,199
Long-term debt	**1,825,654**	1,107,507
Total Liabilities	**5,209,849**	3,062,998
Commitments and Contingencies (Note 10)		
Stockholders' Equity		
Common stock, par value $.10; authorized 500,000,000 shares; issued 138,556,117 shares in 2008 and 131,776,500 shares in 2007	**13,856**	13,178
Convertible preferred stock, par value $10; authorized 4,000,000 shares; 0.36 and 8.39 shares outstanding in 2008 and 2007, respectively	—	—
Shares exchangeable into common stock	**4,982**	5,188
Additional paid-in capital	**3,278,376**	3,372,385
Employee stock trust	**(29,307)**	(31,839)
Deferred compensation employee stock trust	**29,307**	31,839
Retained earnings	**3,240,359**	3,112,844
Accumulated other comprehensive income, net	**82,930**	37,895
Total Stockholders' Equity	**6,620,503**	6,541,490
Total Liabilities and Stockholders' Equity	**$11,830,352**	$9,604,488

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Years Ended March 31, 2008	2007	2006
COMMON STOCK			
Beginning balance	**$ 13,178**	$ 12,971	$ 10,668
Stock options and other stock-based compensation	**157**	86	469
Deferred compensation employee stock trust	**5**	5	13
Deferred compensation, net	**30**	19	3
Conversion of debt	**—**	76	555
Exchangeable shares	**8**	21	39
Business acquisitions	**39**	—	728
Shares repurchased and retired	**(114)**	—	—
Preferred share conversions	**553**	—	496
Ending balance	**13,856**	13,178	12,971
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**5,188**	5,720	6,697
Exchanges	**(206)**	(532)	(977)
Ending balance	**4,982**	5,188	5,720
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**3,372,385**	3,235,583	736,196
Stock options and other stock-based compensation	**91,873**	80,514	306,637
Deferred compensation employee stock trust	**4,915**	5,228	11,714
Deferred compensation, net	**24,195**	17,675	19,203
Conversion of debt	**—**	32,874	237,086
Exchangeable shares	**198**	511	938
Business acquisitions	**32,461**	—	1,924,305
Cost of convertible note hedge, net	**(83,125)**	—	—
Future tax benefit on convertible note hedge	**113,858**	—	—
Shares repurchased and retired	**(277,831)**	—	—
Preferred share conversions	**(553)**	—	(496)
Ending balance	**3,278,376**	3,372,385	3,235,583
EMPLOYEE STOCK TRUST			
Beginning balance	**(31,839)**	(45,924)	(127,780)
Shares issued to plans	**(4,689)**	(772)	(13,355)
Distributions and forfeitures	**7,221**	14,857	95,211
Ending balance	**(29,307)**	(31,839)	(45,924)
DEFERRED COMPENSATION EMPLOYEE STOCK TRUST			
Beginning balance	**31,839**	45,924	127,780
Shares issued to plans	**4,689**	772	13,355
Distributions and forfeitures	**(7,221)**	(14,857)	(95,211)
Ending balance	**29,307**	31,839	45,924
RETAINED EARNINGS			
Beginning balance	**3,112,844**	2,580,898	1,523,875
Adjustment on adoption of FIN 48	**(3,550)**	—	—
Net income	**267,610**	646,818	1,144,168
Dividends declared	**(136,545)**	(114,872)	(87,145)
Ending balance	**3,240,359**	3,112,844	2,580,898
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET			
Beginning balance	**37,895**	14,944	15,710
Realized and unrealized holding gains (losses) on investment securities, net of tax	**(24)**	97	(124)
Unrealized and realized gains (losses) on cash flow hedge, net of tax	**(1,523)**	(738)	1,323
Foreign currency translation adjustment	**46,582**	23,592	(1,965)
Ending balance	**82,930**	37,895	14,944
TOTAL STOCKHOLDERS' EQUITY	**$6,620,503**	$6,541,490	$5,850,116

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	Years Ended March 31,		
	2008	2007	2006
NET INCOME	**$267,610**	$646,818	$1,144,168
Other comprehensive income gains (losses):			
Foreign currency translation adjustment	**46,582**	23,592	(1,965)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) net of tax (provision) benefit of $8, $(24) and $144, respectively	**(11)**	37	(216)
Reclassification adjustment for (gains) losses included in net income	**(13)**	60	92
Net unrealized gains (losses) on investment securities	**(24)**	97	(124)
Unrealized and realized gains (losses) on cash flow hedge, net of tax (provision) benefit of $1,080, $524 and $(938), respectively	**(1,523)**	(738)	1,323
Total other comprehensive income (loss)	**45,035**	22,951	(766)
COMPREHENSIVE INCOME	**$312,645**	$669,769	$1,143,402

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended March 31, 2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 267,610**	$ 646,818	$ 1,144,168
Income from discontinued operations	—	—	(66,421)
Gain on sale of discontinued operations, net of tax	—	(572)	(644,040)
Non-cash items included in net income:			
Depreciation and amortization	**141,083**	137,852	73,768
Amortization of deferred sales commissions	**39,139**	64,265	29,873
Accretion and amortization of securities discounts and premiums, net	**1,059**	1,295	4,889
Stock-based compensation	**49,345**	40,654	35,465
Unrealized (gains) losses on investments	**651,236**	(7,141)	8,360
Impairment of intangible assets	**151,000**	—	—
Deferred income taxes	**(173,150)**	128,801	(17,233)
Other	**2,266**	8,854	161
Decrease (increase) in assets excluding acquisitions:			
Investment advisory and related fees receivable	**66,907**	(23,797)	(161,570)
Net purchases of trading investments	**(272,667)**	(138,167)	(93,261)
Other receivables	**26,095**	30,354	61,216
Restricted cash	—	—	20,658
Other current assets	**109,542**	(2,947)	(39,643)
Other non-current assets	**(36,957)**	(916)	71,896
Increase (decrease) in liabilities excluding acquisitions:			
Accrued compensation	**45,268**	(25,803)	(143,617)
Deferred compensation	**13,940**	38,912	31,291
Payables for distribution and servicing	**25,315**	25,049	135,607
Income taxes payable	**46,619**	(24,863)	(1,163)
Other current liabilities	**(90,891)**	126,757	(403,814)
Other non-current liabilities	**(98,390)**	(120,506)	(32,009)
Net cash provided by operating activities of discontinued operations	—	572	530,180
CASH PROVIDED BY OPERATING ACTIVITIES	**964,369**	905,471	544,761
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for:			
Fixed assets	**(184,275)**	(112,026)	(85,204)
Business acquisitions and related costs, net of cash acquired in 2006	**(14,858)**	(60,330)	(880,008)
Contractual acquisition earnouts	**(207,500)**	(384,748)	(16,300)
Restricted cash, principally collateral for liquidity fund support	**(851,688)**	—	—
Payments under liquidity fund support arrangements	**(59,537)**	—	—
Net increase in securities purchased under agreements to resell	**(604,642)**	—	—
Purchases of investment securities	**(6,095)**	(20,787)	(25,551)
Proceeds from sales and maturities of investment securities	**5,180**	35,788	8,074
Net cash used for investing activities of discontinued operations	—	—	(4,592)
CASH USED FOR INVESTING ACTIVITIES	**(1,923,415)**	(542,103)	(1,003,581)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in short-term borrowings	**500,000**	(83,227)	—
Proceeds from issuance of long-term debt	**1,252,600**	—	728,580
Purchase of convertible note hedge, net	**(83,125)**	—	—
Third party distribution financing, net	**5,264**	3,617	—
Repayment of principal on long-term debt	**(114,867)**	(61,096)	(103,113)
Issuance of common stock	**35,920**	26,728	140,454
Repurchase of stock	**(277,945)**	—	—
Dividends paid	**(132,821)**	(109,919)	(78,626)
Excess tax benefit associated with stock-based compensation	**35,587**	14,466	—
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**1,220,613**	(209,431)	687,295
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**18,370**	6,210	(126)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**279,937**	160,147	228,349
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,183,617**	1,023,470	795,121
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 1,463,554**	$1,183,617	$ 1,023,470
SUPPLEMENTARY DISCLOSURE			
Cash paid for:			
Income taxes	**$ 250,352**	$ 260,015	$ 654,118
Interest	**74,084**	71,226	105,258

See notes to consolidated financial statements.

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities. On December 1, 2005, Legg Mason acquired substantially all of Citigroup Inc.'s ("Citigroup") worldwide asset management business ("CAM") in exchange for Legg Mason's Private Client and Capital Markets ("PC/CM") businesses, common and preferred stock and cash. Also, effective November 1, 2005, Legg Mason acquired Permal Group Ltd ("Permal"). See Notes 2 and 3 for additional information.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest, including CAM and Permal from the dates of acquisition. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Special Purpose and Variable Interest Entities that follows for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated.

Unless otherwise noted, all per share amounts include common shares of Legg Mason, shares issued in connection with the acquisition of Legg Mason Canada Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time, and non-voting convertible preferred stock, which is convertible upon sale into shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic earnings per common share.

In connection with the sale of Legg Mason's PC/CM businesses in fiscal 2006, Legg Mason reflected the related results of operations of PC/CM businesses as Income from discontinued operations on the Consolidated Statements of Income. Operating and investing cash flows from discontinued operations are shown separately in the Consolidated Statements of Cash Flows. There were no financing cash flows from discontinued operations. All references to fiscal 2008, 2007 or 2006 refer to Legg Mason's fiscal year ended March 31 of that year.

Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including valuation of financial instruments, intangible assets and goodwill, stock-based compensation and income taxes. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Repurchase Agreements

Legg Mason invests in short-term securities purchased under overnight agreements to resell collateralized by U.S. government and agency securities. Securities purchased under agreements to resell are accounted for as collateralized financings and are carried at contractual amounts, plus accrued interest.

Restricted Cash

Restricted cash at March 31, 2008 is $851,688, which primarily represents cash collateral required under support arrangements for certain liquidity funds that our subsidiaries manage. This cash is not available to Legg Mason for general corporate use. See Note 18 for a discussion of the support arrangements related to liquidity funds.

Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt.

Legg Mason holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost.

Amortization of discount or premium is recorded under the interest method and is included in interest income.

Certain investment securities are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Equity and fixed income securities are valued using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

Legg Mason evaluates its non-trading investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its fair value is recognized as a charge to income in the period the impairment is determined to be other than temporary. As of March 31, 2008 and 2007, the amount of unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid and privately-held securities for which market prices or quotations may not be readily available, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry in order to determine fair value. As of March 31, 2008 and 2007, Legg Mason had approximately $156.6 million and $1.3 million, respectively, of trading and non-trading financial instruments which were valued based upon management's assumptions or estimates, taking into consideration available financial information of the company and industry. At March 31, 2008 and 2007, Legg Mason had approximately $81,703 and $58,265, respectively, of investments in partnerships and limited liability corporations. These investments are reflected in Other non-current assets on the Consolidated Balance Sheets and are accounted for under the cost or equity method.

In addition to the financial instruments described above or the derivative instruments described below, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents, Securities purchased under agreements to resell and Short-term borrowings. The fair value of Long-term debt at March 31, 2008 and 2007 was $2,264,720 and $1,120,253 respectively. These fair values were estimated using current market prices.

Derivative Instruments

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason previously did not engage in derivative or hedging activities, except as described below and to hedge interest rate risk on debt, as described in Note 8. Legg Mason has also used currency and other hedges to hedge the risk of movement in exchange rates or interest rates on financial assets on a limited basis.

Legg Mason applies hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") to the aforementioned debt interest rate risk hedge. Adjustment of this cash flow hedge is recorded in Other comprehensive income. The gains or losses on other derivative instruments not designated for hedge accounting are included as Other income (expense) in the Consolidated Statements of Income and are not material except as described below.

In fiscal 2008, Legg Mason entered into various credit support arrangements for certain liquidity funds managed by a subsidiary. These arrangements included letters of credit, capital support agreements and a total return swap that qualify as derivative transactions and are described more fully in Note 18. The fair values of these derivative instruments are based on expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses based on the most recent available information. The fair values of $45.7 million and $551.7 million of these derivatives are included in Other current assets and Other current liabilities, respectively, in the Consolidated Balance Sheet. None of these derivative transactions are designated for hedge accounting as defined in SFAS 133 and the related gains and losses are included in Other non-operating income (expense) in the Consolidated Statement of Income in fiscal 2008.

Fixed Assets

Fixed assets consist of equipment, software and leasehold improvements and capital lease assets. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Capital lease assets are initially reported at the lesser of the present value of the related future minimum lease payments or the asset's then current fair value, subsequently reduced by accumulated depreciation. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements and capital lease assets are amortized or depreciated over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

Intangible Assets and Goodwill
Intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized. Legg Mason evaluates its intangible assets and goodwill on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is deemed to be impaired if the carrying amount of the reporting unit goodwill exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Legg Mason defines the reporting units to be its Managed Investments, Institutional and Wealth Management divisions, which are the same as its operating segments. Allocations of goodwill to Legg Mason's divisions for acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions. See Note 6 for additional information regarding intangible assets and goodwill and Note 19 for additional business segment information.

Translation of Foreign Currencies
Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in net income.

Investment Advisory Fees
Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are generally recognized at the end of the performance measurement period or when they are determined to be realizable.

Distribution and Service Fees Revenue and Expense
Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored

investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and service fee expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2008, 2007, and 2006, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $22.6 million and $44.9 million at March 31, 2008 and 2007, respectively.

Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits may not be realized. Legg Mason's deferred income taxes principally relate to business combinations, amortization and accrued compensation.

Effective April 1, 2007, Legg Mason adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies previously issued FASB Statement No. 109, "Accounting for Income Taxes," by prescribing a recognition threshold and a measurement attribute in financial statements for tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit should only be recognized if it is more likely than not that the position will be sustained based on its technical merits. A tax position that meets this threshold is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement by the appropriate taxing authority having full knowledge of all relevant information. FIN 48 also provides guidance on derecognition, classification, interest and penalties, interim accounting, disclosure and transition.

The Company's accounting policy is to classify interest related to tax matters as interest expense and related penalties, if any, as other operating expense.

See Note 9 for additional information regarding income taxes and Legg Mason's adoption of FIN 48.

Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, performance shares payable in common stock and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues stock options to officers, key employees and non-employee members of the Board of Directors.

During fiscal 2007, Legg Mason adopted SFAS No. 123 (R), "Share-Based Payment" and related pronouncements using the modified-prospective method and the related transition election. Under this method, compensation expense for the years ended March 31, 2008 and 2007 includes compensation cost for all non-vested share-based awards at their grant-date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. Prior to fiscal 2007, awards were also accounted for at grant-date fair value, except for awards granted prior to April 1, 2003, that were recorded at their intrinsic value. As a result, prior to the adoption of SFAS No. 123 (R), no related compensation expense was recognized for the awards granted prior to April 1, 2003, and the expense related to stock-based employee compensation included in the determination of net income for fiscal 2006 is less than that which would have been included if the fair value method had been applied to all awards. Under the modified-prospective method, the results for the year ended March 31, 2006 have not been restated. Additionally, unamortized deferred compensation previously classified as a separate component of stockholders' equity has been reclassified as a reduction of additional paid-in capital. Also under SFAS No. 123 (R), cash flows related to income tax deductions in excess of stock-based compensation expense of $35,587 and $14,466 are classified as financing cash flows for the years ended March 31, 2008 and 2007, respectively. For the year ended March 31, 2006, these cash flows were $92,376 and continue to be classified as operating cash inflows. See Note 13 for additional discussion of stock-based compensation.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares. See Note 15 for additional discussion of EPS.

Special Purpose and Variable Interest Entities

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In accordance with FASB Interpretation Number 46 (R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," ("FIN 46 (R)") all SPEs are designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, either contractual or implied, or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. In accordance with FIN 46 (R), Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. It is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest.

FIN 46 (R) also requires the disclosure of VIEs in which Legg Mason is considered to have a significant variable interest. In determining whether a variable interest is significant, Legg Mason considers the same factors used for determination of the primary beneficiary. In determining whether it is the primary beneficiary of these VIEs, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit and interest rate risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase to assets with a corresponding increase in Minority Interests on the Consolidated Balance Sheets and an increase in revenues with a corresponding increase in Minority Interests on the Consolidated Statements of Income. See Notes 17 and 18 for additional discussion of variable interests.

Supplemental Cash Flow Information

The following non-cash activities are excluded from the Consolidated Statements of Cash Flows. During fiscal 2007 and 2006, holders of the $76 million and $480 million in zero-coupon contingent convertible senior notes converted the notes into 756 thousand and 5.5 million shares of common stock, respectively. There were no zero-coupon contingent convertible senior notes outstanding after the conversion in fiscal 2007.

As described in Note 2, during fiscal 2006, Legg Mason issued 5.39 million shares of common stock and 13.346632 shares of non-voting convertible preferred stock to Citigroup in the acquisition of CAM. During fiscal 2008 and 2006, Legg Mason issued approximately 5.53 million and 4.96 million common shares, respectively, upon conversion of approximately 5.53 and 4.96 shares, respectively, of the non-voting convertible preferred stock. In addition, an $83.2 million promissory note, as described in Note 7, was executed as a result of the final purchase price at closing. As also described in Note 2, during fiscal 2006, Legg Mason issued 1.9 million shares of common stock valued at $200 million to acquire Permal. During fiscal 2008, the second anniversary contingent acquisition payments of $240 million were made to the former owners of Permal, of which $208 million was paid in cash and the balance was in shares of common stock. As described in Note 3, during fiscal 2006, Legg Mason recognized a gain on the sale of its PC/CM businesses to Citigroup, based on a value of $1.65 billion for the businesses, as a portion of the consideration to acquire CAM. Assets and liabilities of the PC/CM businesses transferred to Citigroup as part of the transaction were approximately $4.2 billion and $3.7 billion, respectively.

The amounts reflected in the supplementary disclosure on the Consolidated Statements of Cash Flows as cash paid for income taxes and interest represent amounts for both continuing and discontinued operations, where applicable.

Recent Accounting Developments

The following relevant accounting pronouncements were recently issued.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"), to provide a consistent definition of fair value and establish a framework for measuring fair value in generally accepted accounting principles. SFAS 157 has additional disclosure requirements and will be effective for fiscal year 2009. The disclosure requirements include a requirement to allocate fair value measurements impacting an entity's financial statements among a hierarchy that prioritizes the inputs to valuation techniques used to measure fair values into three broad levels. Measurements for Level 1 are based on quoted prices in active markets; measurements for Level 2 are based on direct or indirect observable inputs; and measurements for Level 3 are based on unobservable inputs. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-2, "Effective Date of FASB Statement No. 157," which partially defers the effective date of SFAS 157 for one year for non-recurring fair value measurements of non-financial assets and liabilities, such as acquired intangibles and goodwill. Legg Mason does not expect its April 1, 2008 adoption of the non-deferred provisions of SFAS 157 will have a material impact on its consolidated financial statements. Legg Mason is continuing to evaluate its adoption of the deferred provisions of SFAS 157 for non-recurring fair value measurements and cannot estimate at this time the impact, if any, on its consolidated financial statements. While the provisions of SFAS 157 for recurring fair value measurements are not adopted by Legg Mason until April 1, 2008, it is estimated that less than 3% of total assets and 11% of total liabilities will meet the definition of Level 3, where fair values are based on unobservable inputs, including management's estimates. As a result, the fair values of these Level 3 assets and liabilities are potentially subject to more significant fluctuations in amounts ultimately realized.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in income. The provisions of SFAS 159 are not mandatory and Legg Mason is still evaluating the potential future effect of any elections it may make.

In June 2007, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payments" ("EITF 06-11"), that was subsequently ratified by the FASB. EITF 06-11 provides that realized tax benefits on dividends paid to employees on equity classified unvested shares, share units and options charged to retained earnings should be recognized as an increase in additional paid-in capital. EITF 06-11 will be effective for fiscal 2009, and is not expected to have a material impact on Legg Mason's consolidated financial statements.

In December 2007, the FASB issued Statement Nos. 141 (revised 2007), "Business Combinations" ("SFAS 141 (R)"), and 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 141 (R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141 (R) requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, including contingent consideration, and also requires acquisition related costs to be expensed as incurred. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141 (R) and SFAS 160 are both effective for fiscal year 2010. SFAS 141 (R) will be applied prospectively. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and other requirements of SFAS 160 will be applied prospectively. When SFAS 141 (R) is adopted, it will impact how Legg Mason accounts for acquisitions in the future. Legg Mason is currently evaluating the adoption of SFAS 160 and it is not expected to have a material impact on Legg Mason's consolidated financial statements.

In March 2008, the FASB issued Statement 161, "Disclosures about Derivatives and Hedging Activities" ("SFAS 161"), which amends FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), by requiring expanded disclosures about an entity's derivative instruments and hedging activities for increased qualitative, quantitative, and credit-risk factors. As SFAS 161 only contains disclosure provisions, it will not impact Legg Mason's accounting for derivative transactions.

In April 2008, the FASB issued a final FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP FAS 142-3 will be effective for fiscal 2010, and is not expected to have a material impact on Legg Mason's consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). This FSP requires that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity (conversion feature) components of the instruments. As a result, interest expense should be imputed and recognized based upon the entity's nonconvertible debt borrowing rate, which will result in lower net income. The 2.5% convertible senior notes issued by Legg Mason in January 2008 will be subject to FSP APB 14-1. Prior to FSP APB 14-1, Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), provided that no portion of the proceeds from the issuance of the instrument should be attributable to the conversion feature. When Legg Mason is required to retroactively adopt FSP APB 14-1 in fiscal 2010, interest expense for fiscal 2008 and 2009 will be increased by $6.6 million and $32.3 million, respectively, and the carrying amount of the 2.5% convertible senior notes will be discounted (decreased) and additional paid-in capital increased in the amount of $233.2 million as of March 31, 2009.

2. ACQUISITIONS AND DISPOSITIONS

On February 26, 2008, Legg Mason announced a definitive agreement in which Citigroup Global Markets Inc., an affiliate of Citigroup, would re-acquire a majority of the overlay and implementation business of Legg Mason Private Portfolio Group ("LMPPG"), which includes its managed account trading and technology platform. In undertaking this transaction, Legg Mason continues its focus on its core asset management business. The net assets held for sale of approximately $170 million are comprised primarily of intangible assets, net and allocated goodwill and are included in Other current assets on the Consolidated Balance Sheet as of March 31, 2008. The sale closed on April 1, 2008 and cash proceeds of approximately $181 million were received. After transaction costs, the gain on the sale of this business is approximately $5 million ($3 million after tax), which will be recognized in the first quarter of fiscal 2009.

On December 1, 2005, Legg Mason completed the acquisition of CAM in exchange for (i) all outstanding stock of Legg Mason subsidiaries that constituted its PC/CM businesses (see Note 3 for a discussion of discontinued operations); (ii) approximately 5.39 million shares of common stock and 13.346632 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which was convertible, upon transfer, into approximately 13.35 million shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility.

The CAM acquisition price initially aggregated $3.96 billion, including $1.73 billion of Legg Mason stock (5.39 million shares of common stock and 13.35 million shares of common stock issuable upon conversion of convertible preferred stock, all at $92.05 per share); $1.65 billion for the PC/CM business; $512 million of cash; and related costs of $68 million. In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the common stock and convertible stock issued in the transaction were valued based on the average closing price of Legg Mason common stock immediately before and following June 24, 2005, the date on which the terms of the transaction were agreed by both parties and announced. The convertible preferred stock was valued on the same basis as the common stock because both classes have the same economic rights. The value assigned to the PC/CM business was based on negotiations between the buyer (Citigroup) and seller (Legg Mason) using market metrics, such as revenue, book value and earnings multiples, and was developed in conjunction with independent third-party advisors.

At the time of the acquisition, CAM managed assets of approximately $408.6 billion, which excluded certain assets that were not expected to be retained by CAM. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of CAM. The acquisition of CAM fit one of Legg Mason's strategic objectives to become a pure global asset management company.

A summary of the fair values of the net assets acquired is as follows:

Cash	$ 109,106
Receivables	389,517
Deferred sales commissions	87,994
Fixed assets, net	35,217
Other assets	17,152
Amortizable asset management contracts	356,677
Indefinite-life mutual fund contracts	2,702,376
Goodwill	854,367
Current liabilities	(579,220)
Deferred tax liability	(12,522)
Total purchase price, including acquisition costs	$3,960,664

Amortizable asset management contracts are being amortized over periods ranging from six to twelve years, excluding certain contracts of approximately $11 million, which were amortized over 16 months. The value of the indefinite-life mutual fund contracts is not subject to amortization but is evaluated quarterly for impairment. Approximately $739 million of the goodwill is deductible over 15 years for tax purposes.

In accordance with the terms of the acquisition agreement for CAM, a post-closing purchase price adjustment of $84.7 million was paid to Citigroup in the September 2006 quarter based on the retention of certain acquired AUM. This payment was recorded as additional goodwill and therefore will only impact future earnings to the extent recorded goodwill becomes impaired.

Prior to consummation of the CAM transaction, senior management began to assess and formulate plans for restructuring the business of the combined entities, which included reductions in the acquired workforce, rationalization and realignment of the acquired mutual funds, and an evaluation of office lease obligations assumed in the transaction in several geographic regions. Costs associated with reductions of the acquired workforce were accrued at acquisition date, at which time specific plans and the communication of those plans were finalized. Costs associated with mutual fund realignment and office space rationalization were accrued during fiscal 2007, as management finalized plans and amounts could be reasonably estimated. As part of the fund realignment, certain domestic funds have been merged with funds of similar strategy and certain funds have been re-domiciled or liquidated, as approved by the Boards of Directors of the funds or fund shareholders. The fund realignment costs were not associated with or incurred to generate revenues of the combined entity after the consummation date, were incremental to other costs incurred in the conduct of activities prior to the transaction date, and were incurred as a direct result of the plan to exit certain CAM activities. The evaluation of excess office space in several geographic regions resulted from staff reductions and business integrations. Excess office space costs include both amounts incurred under existing contractual obligations of CAM that will continue with no economic benefit and penalties incurred to cancel contractual obligations of the acquired business.

The costs for workforce reductions, mutual fund realignment and excess office space aggregating $84.6 million are associated with integration of the acquired CAM business and, for the reasons described above, such costs are reflected as additional goodwill and will only impact future earnings to the extent recorded goodwill becomes impaired.

A summary of all accrued restructuring costs follows:

	Acquired Workforce Reductions	Fund Realignment	Office Leases	Total
Accrued at acquisition	$27.5	$ —	$ —	$27.5
Accruals	1.2	42.4	14.3	57.9
Payments	(28.5)	(37.2)	(3.3)	(69.0)
Accrual at March 31, 2007	0.2	5.2	11.0	16.4
Accruals	—	(0.8)	—	(0.8)
Payments	(0.2)	(2.8)	(11.0)	(14.0)
Accrual at March 31, 2008	**$ —**	**$ 1.6**	**$ —**	**$ 1.6**

The purchase price allocation was completed during fiscal 2007, and Legg Mason expects the remaining accrued costs to be paid over their contractual terms in future years.

In connection with the acquisition of CAM, effective October 3, 2005, Legg Mason entered into a three-year Global Distribution Agreement with Citigroup pursuant to which Legg Mason intends to distribute the asset management products and services of CAM and its other subsidiaries, including the Legg Mason Funds family of mutual funds, through Citigroup's various distribution businesses. These businesses include Citigroup's retail securities brokerage, retail and institutional banks and life and variable annuity representatives. Citigroup's retail securities brokerage will be the exclusive retail distributor of the Legg Mason Funds that are managed by Legg Mason Capital Management, subject to a few exceptions. The term of this exclusivity is for up to three years, subject to certain conditions.

Prior to the acquisition of CAM and in conjunction with a Citigroup entity, Smith Barney Fund Management LLC ("SBFM"), one of the entities acquired from Citigroup, completed a settlement with the U.S. Securities and Exchange Commission ("SEC") resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, a Citigroup affiliated transfer agent, and an unaffiliated sub-transfer agent. Under the terms of the settlement, SBFM paid $184 million to the U.S. Treasury, which will be distributed pursuant to a distribution plan that is subject to approval by the SEC. Although the transfer agency business was not included in the acquisition of CAM, the liabilities of SBFM assumed in the acquisition include approximately $184 million for amounts to be paid pursuant to the plan of distribution, when approved. In addition, the assets acquired include a receivable of approximately $184 million for the amount that will be returned to Legg Mason by the U.S. Treasury for distribution pursuant to the plan. This settlement has not yet been disbursed and as such, the receivable balance is included in Other receivables and the related liability is included in Other current liabilities as of March 31, 2008 and 2007.

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal, a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. Legg Mason has the right to purchase the preference shares over four years from closing and, if that right is not exercised, the holders of those shares have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by Legg Mason at closing was $800 million, excluding $8.5 million of acquisition-related costs, of which $200 million was in the form of approximately 1,889 newly issued shares of Legg Mason common stock and the remainder was cash. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $969.5 million minimum price, including acquisition costs. In accordance with the terms of the deal, Legg Mason acquired preference shares representing an additional 7.5% ownership interest in Permal during the December 31, 2007 quarter, and it is anticipated that Legg Mason will acquire the remaining 12.5% four years after the initial closing at prices based on Permal's revenues. The additional payments are treated as contingent consideration. The second anniversary contingent acquisition payments of $240 million were made to the former owners of Permal, of which $208 million was paid in cash and the balance was in shares of common stock. The remaining minimum obligation of $81 million as of March 31, 2008 is payable in November 2011, unless earned earlier. The agreements provide for additional consideration of up to $265 million based on Permal's future revenues and earnings. Legg Mason may elect to deliver up to 25% of each of the future payments in the form of shares of its common stock. All payments for the preference shares, including dividends, and other contingent earnouts exceeding the $969.5 million minimum purchase price will be recognized as additional goodwill. During fiscal 2008 and 2007, Legg Mason paid approximately $12 million in dividends in each period on the preference shares.

At the time of acquisition, Permal managed assets of approximately $17.5 billion (excluding approximately $2.0 billion of assets cross-invested among its managed funds and $2.7 billion of assets that Permal did not expect to retain). The acquisition of Permal fits one of Legg Mason's strategic objectives to expand its global asset management business.

A summary of the fair values of the net assets acquired is as follows:

Cash	$ 181,406
Receivables	48,252
Investments (primarily investments of VIEs)[1]	242,802
Other current assets	9,183
Other non-current assets	58,537
Amortizable asset management contracts	9,960
Indefinite-life funds-of-hedge funds contracts	947,000
Indefinite-life trade name	62,100
Goodwill	126,704
Current liabilities	
(primarily accrued compensation)	(220,759)
Deferred tax liability	(275,700)
Other non-current liabilities	(8,838)
Minority interests in VIEs[1]	(211,178)
Total minimum purchase price,	
including acquisition costs	$ 969,469

(1) Subsequent to acquisition, adjustments to certain contractual agreements occurred and the VIEs are no longer required to be consolidated.

Approximately $6.0 million of the $10.0 million fair value of asset management contracts was amortized over two years. The remainder is being amortized over an average life of nine years. The values of the indefinite-life trade name and funds-of-hedge funds contracts are not subject to amortization but are evaluated quarterly for impairment. The following unaudited pro forma consolidated results are presented as though the acquisitions of CAM and Permal had occurred as of the beginning of each period presented and exclude the results of discontinued operations (including the gain on sale of the PC/CM businesses). The pro forma results include adjustments to exclude certain non-transferred CAM businesses in accordance with the terms of the transaction agreement, to conform accounting policies of the acquired entities, and to adjust for the effect of acquisition related expenses.

	Year Ended March 31, 2006
Revenues	$3,988,526
Income from continuing operations	$ 589,820
Income from continuing operations per common share:	
Basic	$ 4.39
Diluted	$ 4.10

The former owners of Private Capital Management ("PCM") earned the maximum fifth anniversary payment of $300.0 million, which was accrued as of March 31, 2006 and paid into an escrow account during fiscal 2007. This payment was recorded as additional goodwill and is subject to certain limited claw-back provisions.

3. DISCONTINUED OPERATIONS

On December 1, 2005, Legg Mason sold the entities that comprised its PC/CM businesses to Citigroup as a portion of the consideration in the purchase of Citigroup's global asset management businesses. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Life Assets," the after-tax results of operations of PC/CM are reflected as Income from discontinued operations on the Consolidated Income Statements for the fiscal year ended March 31, 2006.

As a result of the sale, Legg Mason recognized a gain of $1.09 billion, net of $97.2 million in costs related to the sale, including $78.7 million for accelerated vesting of employee stock option and other deferred compensation awards. As required by SFAS No. 123, a modification of the terms of an option award that makes it more valuable shall be treated as an exchange of the original award for a new award and the incremental value shall be measured by the difference between (a) the fair value of the modified option determined in accordance with the provisions of SFAS No. 123 and (b) the value of the old option immediately before its terms are modified, determined based on the shorter of (1) its remaining expected life or (2) the expected life of the modified option. There were 864 thousand unvested options as of the transaction date that were not exercisable under their original contractual provisions and therefore had no value. The terms of these options were modified such that their vesting periods were shortened to the December 1, 2005 transaction date, with ninety days thereafter to exercise. As modified, all options were expected to be exercised immediately, and therefore the fair value of these options had no time value component and was equal to the aggregate of the transaction date market price less the respective strike prices for each modified option.

The sale resulted in an after-tax gain of $641.3 million. During fiscal 2007, the Company completed the filing of its income tax return related to the sale and also adjusted the liabilities related to the sale. These actions resulted in an adjustment to the after-tax gain from the sale of $572.

Results of operations for discontinued operations for fiscal 2006 are summarized as follows:

Total revenues, net of interest expense[1]	$545,715
Income from discontinued operations	$109,404
Provision for income taxes	42,983
Income from discontinued operations, net	$ 66,421

(1) See Note 19 for additional information on net revenues.

On March 31, 2006, Legg Mason sold the operations of its subsidiary, Legg Mason Real Estate Services ("LMRES"). The sales price for the net assets was approximately $8,093 received in cash subsequent to closing. Legg Mason recognized a pre-tax gain, net of transaction costs, of $4,698 ($2,739, net of taxes of $1,959). The gain on this sale is reflected as Gain on sale of discontinued operations on the Consolidated Statements of Income. The sale of LMRES was a result of Legg Mason's long-term strategic objective to focus on its core asset management business.

4. INVESTMENTS

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale, held-to-maturity and trading as described in Note 1. Investments as of March 31, 2008 and 2007 are as follows:

	2008	2007
Investment securities:		
Trading[1]	**$489,081**	$273,166
Available-for-sale	**7,700**	8,297
Other[2]	**1,323**	1,298
Total	**$498,104**	$282,761

(1) Includes assets of deferred compensation plans of $207,305 and $191,684, respectively. Fiscal 2008 includes $141,509 of investments issued by structured investment vehicles and other conduit investments acquired from proprietary liquidity funds. The remainder represents seed investments in proprietary products and investments in VIEs.

(2) Includes investments in private equity securities that do not have readily determinable fair values.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

	Years Ended March 31,		
	2008	2007	2006
AVAILABLE-FOR-SALE			
Proceeds	**$5,194**	$21,745	$8,074
Gross realized gains	**34**	259	169
Gross realized losses	**(14)**	(117)	(8)

The net unrealized gain (loss) for investment securities classified as trading was ($62,001), $7,141 and ($8,360) for fiscal 2008, 2007 and 2006, respectively. The unrealized loss for fiscal 2008 is primarily related to losses on investments issued by Structured Investment Vehicles ("SIVs") and other conduit investments acquired from proprietary liquidity funds.

Legg Mason's available-for-sale investments consist of mortgage-backed securities, U.S. government and agency securities, and equity securities. Gross unrealized gains and losses for investments classified as available-for-sale were $154 and ($82), respectively, as of March 31, 2008, and $407 and ($303), respectively, as of March 31, 2007.

Legg Mason had no investments classified as held-to-maturity as of March 31, 2008 and 2007.

5. FIXED ASSETS

The following table reflects the components of fixed assets as of March 31:

	2008	2007
Equipment	**$ 175,255**	$ 146,234
Software	**159,428**	135,690
Leasehold improvements and capital lease assets	**257,812**	137,259
Total cost	**592,495**	419,183
Less: accumulated depreciation and amortization	**(245,693)**	(199,746)
Fixed assets, net	**$ 346,802**	$ 219,437

Depreciation and amortization expense was $83,812, $69,442 and $35,308 for fiscal 2008, 2007, and 2006, respectively, net of $4,243 for fiscal 2006, that was allocated to discontinued operations to reflect the use of certain fixed assets by discontinued operations prior to the sale.

6. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite life intangible assets are not amortized and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair market value of the assets exceeds the book value. If the fair value is less than the book value, Legg Mason will record an impairment charge.

The following tables reflect the components of intangible assets as of March 31:

	2008	2007
AMORTIZABLE ASSET MANAGEMENT CONTRACTS		
Cost	**$ 356,779**	$ 737,673
Accumulated amortization	**(119,033)**	(184,185)
Net	**237,746**	553,488
INDEFINITE-LIFE INTANGIBLE ASSETS		
Fund management contracts	**3,755,189**	3,755,121
Trade names	**116,800**	116,800
	3,871,989	3,871,921
Intangible assets, net	**$4,109,735**	$4,425,409

The decrease in amortizable asset management contracts during fiscal 2008 is primarily due to an impairment of intangible assets acquired in the acquisition of PCM of $151,000, net of accumulated amortization of $88,824, and the transfer of $102,640, net of accumulated amortization of $24,775, relating to the pending sale of the overlay and implementation business of LMPPG into Other current assets as assets held for sale. The acquired management contracts from the PCM transaction and related assets under management declined significantly during fiscal year 2008. Based on revised attrition estimates, the remaining useful lives of the acquired contracts are from one to five years at March 31, 2008. The fair value of

PCM's remaining acquired management contracts was determined using valuation techniques based on discounted cash flows. During fiscal 2007, approximately $2,016 of impairment charges were recorded as Other operating expenses for certain other amortizable asset management contracts. There were no impairment charges during fiscal 2006.

As of March 31, 2008, management contracts are being amortized over a weighted-average life of 8.0 years. Estimated amortization expense for each of the next five fiscal years is as follows:

2009	$ 38,105
2010	32,334
2011	32,334
2012	29,232
2013	23,996
Thereafter	81,745
Total	$237,746

The change in indefinite-life intangible assets is primarily attributable to the impact of foreign currency translation.

The increase in the carrying value of goodwill since April 1, 2007 is summarized below:

	2008	2007
Balance, beginning of year	**$2,432,840**	$2,303,799
Business acquisitions and related costs (see Note 2)	**12,365**	72,354
Contractual acquisition earnouts (see Note 2)	**160,000**	84,748
Business dispositions or assets held for sale	**(69,297)**	—
Impact of excess tax basis amortization	**(22,908)**	(28,969)
Other, including changes in foreign exchange rates	**23,816**	908
Balance, end of year	**$2,536,816**	$2,432,840

Based on the revenues and earnings of Permal, additional contingent consideration of $160,000 was recognized during fiscal year 2008 with a corresponding increase in goodwill.

At March 31, 2008, Legg Mason transferred $65,724 of goodwill relating to the pending sale of the overlay and implementation business of LMPPG into Other current assets as assets held for sale.

During fiscal 2007, Legg Mason began recognizing the tax benefit of the amortization of excess tax basis related to the CAM acquisition. In accordance with SFAS, No. 109, "Accounting for Income Taxes," the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities.

7. SHORT-TERM BORROWINGS

On October 14, 2005, Legg Mason entered into an unsecured 5-year $500 million revolving credit agreement. During November 2007, Legg Mason borrowed $500 million under its unsecured revolving credit facility for general corporate purposes, the proceeds of which have been invested in short-term instruments. On January 3, 2008, Legg Mason amended the revolving credit agreement to increase the maximum amount that Legg Mason may borrow from $500 million to $1 billion and to allow it to draw a portion of the availability in the form of letters of credit. On March 7, 2008, Legg Mason elected to procure a letter of credit for a money market fund to support up to $150 million of the fund's holdings in certain SIV-issued securities using capacity on the revolving credit agreement as collateral. In connection with the amendments the revolving credit facility rate was increased from LIBOR plus 35 basis points to LIBOR plus 60 basis points. These rates may change in the future based on changes in Legg Mason's credit ratings. As of March 31, 2008, there was $500 million outstanding under this facility. There were no borrowings outstanding under this facility as of March 31, 2007.

Legg Mason maintains two additional borrowing facilities, a $50 million, 3-year revolving credit agreement and a $40 million credit line. Both facilities are for general operating purposes. There were no borrowings outstanding under these facilities as of March 31, 2008 and 2007. Legg Mason has maintained compliance with the applicable covenants of these facilities.

In connection with the acquisition of CAM, Legg Mason entered into two 364-day borrowing arrangements: one was a $130 million revolving credit facility at an interest rate, including commitment fees, of LIBOR plus 27 basis points; the other was a $83.2 million promissory note at an interest rate, including commitment fees, of LIBOR plus 35 basis points. The average effective interest rate for the $83.2 million credit facility was 5.6% for the period ended March 31, 2007. During the fiscal year ended March 31, 2007, Legg Mason paid from available cash the $83.2 million balance outstanding on this short-term promissory note with Citigroup. Legg Mason did not borrow under the $130 million credit facility before it expired in November 2006.

8. LONG-TERM DEBT

Long-term debt as of March 31, 2008 and 2007 consists of the following:

	2008			2007
	Current Accreted Value	Unamortized Discount	Maturity Amount	Current Accreted Value
6.75% senior notes	$ 424,959	$41	$ 425,000	$ 424,796
5-year term loan	550,000	—	550,000	650,000
3-year term loan	—	—	—	8,543
Third-party distribution financing	8,881	—	8,881	3,617
2.5% convertible senior notes	1,250,000	—	1,250,000	—
Other term loans	23,933	—	23,933	25,668
Subtotal	2,257,773	41	2,257,814	1,112,624
Less: current portion	432,119	—	432,119	5,117
Total	$1,825,654	$41	$1,825,695	$1,107,507

6.75% Senior Notes

On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs.

5-Year Term Loan

On October 14, 2005, Legg Mason entered into an unsecured term loan agreement for an amount not to exceed $700 million. Legg Mason used this term loan to pay a portion of the purchase price, including acquisition related costs, in the acquisition of CAM. The term loan facility will be payable in full at maturity in calendar year 2010 and bears interest at LIBOR plus 60 basis points. During fiscal 2008 and 2007, Legg Mason repaid $100 million and $50 million, respectively, resulting in an outstanding balance at March 31, 2008 of $550 million, which had an average interest rate of 5.5% for fiscal 2008.

3-Year Term Loan

In connection with the CAM acquisition, on December 1, 2005, Legg Mason entered into a $16 million, 3-year term loan. During the year ended March 31, 2008, the 3-year term loan was repaid.

The revolving credit agreement and 5-year term loan entered into in connection with the Citigroup transaction contain standard covenants including leverage and interest coverage ratios. Legg Mason has maintained compliance with the applicable covenants of these borrowing facilities.

Third Party Distribution Financing

On July 31, 2006, Legg Mason entered into a four-year agreement with a financial institution to finance, on a non-recourse basis, up to $90.7 million for commissions paid to financial intermediaries in connection with sales of certain share classes of proprietary funds. The outstanding balance at March 31, 2008 was $8.9 million. Distribution fee revenues, which are used to repay distribution financing, are based on the average AUM of the respective funds. Interest has been imputed at an average rate of 3.8%.

2.5% Convertible Senior Notes and Related Hedge Transactions

On January 14, 2008, Legg Mason sold $1.25 billion of 2.5% convertible senior notes ("the Notes"). The Notes are convertible, if certain conditions are met, at an initial conversion rate of 11.3636 shares of Legg Mason common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $88.00 per share), or a maximum of 14.2 million shares, subject to adjustment. Upon conversion of a $1,000 principal amount note, the holder will receive cash in an amount equal to $1,000 or, if less, the conversion value of the note. If the conversion value exceeds the principal amount of the Note at conversion, Legg Mason will also deliver, at its election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. The agreement governing the issuance of the notes contains certain covenants for the benefit of the initial purchaser of the notes, including leverage and interest coverage ratio requirements, that may result in the notes becoming immediately due and payable if the covenants are not met.

In connection with the sale of the Notes, on January 14, 2008, Legg Mason entered into convertible note hedge transactions with respect to its common stock (the "Purchased Call Options") with financial institution counterparties ("Hedge Providers"). The Purchased Call Options are exercisable solely in connection with any conversions of the Notes in the event that the market value per share of Legg Mason common stock at the time of exercise is greater than the exercise price of the Purchased Call Options, which is equal to the $88 conversion price of the Notes, subject to adjustment. Simultaneously, in separate transactions Legg Mason also sold to the Hedge Providers warrants to purchase, in the aggregate and subject to adjustment, 14.2 million shares of common stock on a net share-settled basis at an exercise price of $107.46 per share of common stock. The Purchased Call Options and warrants are not part of the terms of the Notes and will not affect the holders' rights under the Notes. These hedging transactions had a net cost of $83 million, which was paid from the proceeds of the Notes and recorded as a reduction of additional paid-in capital.

If, when the notes are converted, the market price per share of Legg Mason common stock exceeds the $88 exercise price of the Purchased Call Options, the Purchased Call Options entitle Legg Mason to receive from the Hedge Providers shares of Legg Mason common stock, cash, or a combination of shares of common stock and cash, that will match the shares or cash Legg Mason must deliver under terms of the Notes. Additionally, if at the same time the market price per share of Legg Mason common stock exceeds the $107.46 exercise price of the warrants, Legg Mason will be required to deliver to the Hedge Providers net shares of common stock, in an amount based on the excess of such market price per share of common stock over the exercise price of the warrants. These transactions effectively increase the conversion price of the Notes to $107.46 per share of common stock. Legg Mason has contractual rights, and at execution of the related agreements, had the ability to settle its obligations under the conversion feature of the Notes, the Purchased Call Options and warrants, with Legg Mason common stock. Accordingly, these transactions are accounted for as equity, with no subsequent adjustment for changes in the value of these obligations.

Other Term Loans

Legg Mason entered into a loan in fiscal 2005 to finance leasehold improvements. The outstanding balance at March 31, 2008 was $10.0 million, which bears interest at 4.2% and is due October 31, 2010. In fiscal 2006, Legg Mason entered into a $12.8 million term loan agreement to finance the acquisition of an aircraft. The loan bears interest at 5.9%, is secured by the aircraft, and has a maturity date of January 1, 2016. The outstanding balance at March 31, 2008 was $11.5 million.

5-Year Credit Agreement

On November 23, 2005, Legg Mason entered into an unsecured 5-year floating-rate credit agreement in an amount not to exceed $300 million. Legg Mason borrowed $100 million under this agreement to fund a portion of the purchase price in the CAM transaction that was payable outside the U.S. This borrowing, which was payable in full at maturity five business days after the transaction closing date, was made November 25, 2005 and repaid on December 2, 2005. The entire amount of the credit facility (including repaid amounts of the initial loan) became available after December 2, 2005 to fund any additional purchase price payable in the CAM transaction. As a result of the final post-closing payment being made from available cash (see Note 2), this agreement was not drawn upon and terminated in accordance with its terms in fiscal 2007.

As of March 31, 2008, the aggregate maturities of long-term debt (current accreted value of $2,257,773), based on their contractual terms, are as follows:

2009	$ 432,160
2010	7,024
2011	555,624
2012	4,439
2013	843
Thereafter	1,257,724
Total	$2,257,814

Interest Rate Swap

Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year term loan. Under the terms of the Swap, Legg Mason will pay a fixed interest rate of 4.9% on a notional amount of $400 million. During the March 2007 quarter, this Swap began to unwind at $50 million per quarter. Quarterly payments or receipts under the Swap are matched to exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge are not expected to be changed, then as long as at least the unamortized balance of the Swap is outstanding on the 5-year term loan, the Swap will continue to be an effective cash flow hedge. As a result, changes in the market value of the Swap are recorded as a component of Other comprehensive income. As of March 31, 2008, an unrealized loss of $938, net of tax benefit of $666, on the market value of the remaining $150 million Swap has been reflected in Other comprehensive income. All of the estimated unrealized loss included in Other comprehensive income as of March 31, 2008 is expected to be reclassified to realized loss within the next twelve months. The actual amount will vary as a result of changes in market conditions. On a quarterly basis, Legg Mason assesses the effectiveness of this cash flow hedge by confirming that payments and the balance of the liability hedged match the Swap.

See Note 20 for issuance of $1.15 billion of Equity Units in May 2008.

9. INCOME TAXES

The components of income tax expense from continuing operations are as follows:

	2008	2007	2006
Federal	**$ 91,736**	$285,219	$202,839
Foreign	**52,698**	57,976	33,684
State and local	**31,561**	54,417	39,072
Total income tax expense	**$ 175,995**	$397,612	$275,595
Current	**$ 349,145**	$268,811	$292,828
Deferred	**(173,150)**	128,801	(17,233)
Total income tax expense	**$ 175,995**	$397,612	$275,595

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate for continuing operations is as follows:

	2008	2007	2006
Tax at statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**4.5**	3.3	3.6
Differences in tax rates applicable to non-U.S. earnings	**(2.5)**	(1.1)	(0.7)
Repatriation of foreign earnings	**4.1**	—	—
Changes in tax rates on deferred tax assets and liabilities	**(3.7)**	—	—
Other non-deductible expenses	**0.9**	0.2	0.2
Other, net	**1.4**	0.7	0.4
Effective income tax rate	**39.7**	38.1	38.5

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. Details of Legg Mason's deferred tax assets and liabilities are as follows:

	2008	2007
DEFERRED TAX ASSETS		
Accrued compensation and benefits	**$124,504**	$136,624
Accrued expenses	**22,310**	13,160
Operating loss carryforwards	**27,866**	26,198
Capital loss carryforwards	**12,534**	11,621
Deferred liquidity support charges	**201,230**	—
Convertible senior note hedge	**113,858**	—
Other	**2,258**	474
Gross deferred tax assets	**504,560**	188,077
Valuation allowance	**(35,146)**	(37,709)
Deferred tax assets after valuation allowance	**$469,414**	$150,368

	2008	2007
DEFERRED TAX LIABILITIES		
Deferred income	**$ —**	$ 2,700
Basis differences, principally for intangible assets and goodwill	**271,565**	281,525
Depreciation and amortization	**317,218**	268,181
Other	**570**	8,307
Gross deferred tax liability	**$589,353**	$560,713
Net deferred tax liability	**$119,939**	$410,345

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' equity. Stockholders' equity increased by $35,587, $14,466 and $92,376 in 2008, 2007 and 2006, respectively, as a result of these tax benefits.

In connection with the sale of the Notes in January 2008, Legg Mason entered into the Purchase Call Options with the Hedge Providers (see Note 8). The $297.5 million cost of the call options is reflected in the financial statements as a reduction of additional paid-in capital. For income tax purposes, the call options and Notes are considered part of a single, integrated transaction and the cost of the call options is therefore tax deductible over the term of the Notes. Accordingly, Legg Mason will have related future tax benefits of $113.9 million over a period of up to the seven year term of the notes. The benefit of this deferred tax asset has been recorded as an increase in additional paid-in capital and therefore will not reduce future tax provisions.

Legg Mason has various loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with SFAS No. 109, "Accounting for Income Taxes," if it is management's opinion that it is more likely than not that these benefits may not be realized. The following deferred tax assets and valuation allowances relating to loss carryforwards have been recorded at March 31, 2008 and 2007, respectively.

	2008	2007	Expires Beginning after Fiscal Year
Deferred tax assets			
U.S. state net operating losses[1]	**$ 3,139**	$ 2,047	2010
Non-U.S. net operating losses	**24,727**	24,151	2008
Non-U.S. capital losses[1]	**12,534**	11,621	2008
Total deferred tax assets for loss carryforwards	**$40,400**	$37,819	
Valuation allowances			
U.S. state net operating losses	**$ 1,005**	$ 916	
Non-U.S. net operating losses[2]	**20,864**	22,818	
Non-U.S. capital losses	**12,534**	11,621	
Other deferred tax assets	**743**	2,354	
Total valuation allowances	**$35,146**	$37,709	

(1) U.S. subsidiaries of Permal file separate federal income tax returns, apart from Legg Mason Inc.'s consolidated federal income tax return, due to the Permal acquisition structure, and separate state income tax returns.
(2) The valuation allowance relating to the non-U.S. net operating loss carryforwards acquired in the CAM acquisition totaling $10,957 will reduce goodwill if Legg Mason subsequently recognizes the deferred tax asset.

As a result of the adoption of FIN 48, effective April 1, 2007, the Company recorded a decrease in beginning retained earnings and an increase in the liability for unrecognized tax benefits of approximately $3.6 million (net of the federal benefit for state tax liabilities). All of this amount, if recognized, would reduce future income tax provisions and favorably impact effective tax rates. Legg Mason had total gross unrecognized tax benefits of approximately $28.7 million and $29.3 million as of April 1, 2007 and March 31, 2008, respectively. Of these totals, $18.7 million and $21.1 million, respectively, (net of the federal benefit for state tax liabilities) are the amounts of unrecognized benefits which, if recognized, would favorably impact future income tax provisions and effective tax rates.

A reconciliation of the beginning and ending amount of unrecognized gross tax benefits is as follows:

Balance at April 1, 2007	$28,706
Additions based on tax positions related to the current year	6,192
Additions for tax positions of prior years	3,110
Reductions for tax positions of prior years	(7,941)
Expiration of statute of limitations	(780)
Balance at March 31, 2008	**$29,287**

As of March 31, 2008, management does not anticipate any material increases or decreases in the amounts of unrecognized tax benefits over the next twelve months. At April 1, 2007 and March 31, 2008, Legg Mason had approximately $3.0 million and $3.5 million, respectively, of interest accrued on tax contingencies in the Consolidated Balance Sheets. Legg Mason does not believe it is subject to any penalties related to its tax contingencies and therefore has not accrued any liability for penalties at April 1, 2007 or March 31, 2008.

Legg Mason is under examination by the Internal Revenue Service and other tax authorities in various states. The following tax years remain open to income tax examination for each of the more significant jurisdictions where Legg Mason is subject to income taxes: after fiscal year 2002 for U.S. federal; after fiscal year 2005 for the United Kingdom; after fiscal year 2000 for the state of New York and after fiscal year 2004 for the state of Maryland.

During the quarter ended September 30, 2007, the United Kingdom enacted the Finance Act of 2007, which reduced the corporate tax rate from 30% to 28% for tax periods ending after April 1, 2008. The impact on existing deferred tax liabilities is a one-time tax benefit approximating $18.5 million. Legg Mason plans to repatriate earnings from certain foreign subsidiaries in order to replenish funds used for up to $225 million of the contingent acquisition payments in the U.S. for the obligations to the former owners of Permal discussed in Note 10. During the December quarter, $36 million was repatriated. Since Legg Mason previously intended to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations, no U.S. federal income taxes were previously provided. However, an additional income tax provision of approximately $18.4 million was recognized during fiscal 2008, with respect to the repatriation plan described above. No further repatriation beyond the $225 million of foreign earnings is contemplated.

Except as noted above, Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

10. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2025. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2008, the minimum annual aggregate rentals under operating leases and servicing agreements are as follows:

2009	$ 128,873
2010	121,212
2011	94,708
2012	89,582
2013	84,966
Thereafter	640,057
Total	$1,159,398

The minimum rental commitments shown above have not been reduced by $99,053 for minimum sublease rentals to be received in the future under non-cancelable subleases. The table above also does not include aggregate rental commitments of $36,183 for property and equipment under capital leases.

During fiscal 2007, Legg Mason entered into a lease agreement for office space located in New York. The lease has an annual base rent of approximately $18.0 million per year. The agreement provides for an initial term of 16 years with the right to renew for either an additional 10-year term or for two 5-year terms.

During fiscal 2007, Legg Mason entered into an agreement to lease new office space in Baltimore as a replacement for its current headquarters when the lease expires in fiscal 2010. The lease has an annual base rent of approximately $11.1 million. The building is currently under construction and Legg Mason anticipates taking possession of the space in the fall of 2009. The initial lease term will expire in April 2024, with two renewal options of 10 and five years.

During fiscal 2008, Legg Mason entered into a put/purchase option agreement with the owner of land and a building currently leased by Legg Mason. The agreement is for a fixed price of $28,950, if executed, and is included above as a capital lease. The seller has a put option through November 2011, after which a buyer purchase option becomes exercisable. The remaining future rent obligations under the existing lease are also included above under capital leases.

In April 2008, Legg Mason entered into a sublease agreement for two floors of an office building in New York. The sublease is for a total commitment of $98,469 with the same term as the initial term of the lease. The sublease rentals above do not include this sublease agreement.

The following table reflects rental expense under all operating leases and servicing agreements:

	Continuing Operations			Discontinued Operations
	2008	2007	2006	2006
Rental expense	**$128,111**	$107,710	$51,302	$31,449
Less: sublease income	**10,870**	10,561	3,395	560
Net rent expense	**$117,241**	$ 97,149	$47,907	$30,889

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2008 and 2007, Legg Mason had commitments to invest approximately $50,585 and $39,300, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging from fiscal 2008 to 2011.

During fiscal 2008, Legg Mason recorded contingent payment obligations of $160 million related to the Permal acquisition in addition to the $161 million previously recorded obligation, as further described in Note 6, Intangible Assets and Goodwill. During the fiscal year, payments of $240 million were made to the former owners of Permal of which $208 million was paid in cash and the balance was in common stock. The remaining obligation of $81 million is payable in November 2011, unless earned earlier. The agreements provide for additional consideration of up to $265 million based on Permal's future revenues and earnings. Additionally, preferred dividends of approximately $8 million are payable to the former owners of Permal in November 2008 and 2009.

See Note 18, Liquidity Fund Support, for additional information related to Legg Mason's commitments.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In the Citigroup transaction, Legg Mason transferred to Citigroup the subsidiaries that constituted its PC/CM businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify

Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, Legg Mason does not believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates, and Legg Mason's cash flows could be materially affected during any period in which these matters are resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

Legg Mason and two of its officers are named as defendants in a consolidated legal action. The action alleges that the defendants violated the Securities Exchange Act of 1934 and the Securities Act of 1933 by making misleading statements to the public and omitting certain material facts with respect to the acquisition of the CAM business in public statements and in a prospectus used in a secondary stock offering in order to artificially inflate the price of Legg Mason common stock. The action seeks certification of a class of shareholders who purchased Legg Mason common stock either between February 1, 2006 and October 10, 2006 and in a secondary public offering on or about March 9, 2006 and seeks unspecified damages. Legg Mason intends to defend the action vigorously. On March 17, 2008, the court granted Legg Mason's motion to dismiss this action. However, the plaintiffs subsequently filed a notice of appeal of that dismissal. Legg Mason cannot accurately predict the eventual outcome of the appeal at this point, or whether the action will have a material adverse effect on Legg Mason.

As of March 31, 2008 and 2007, Legg Mason's liability for losses and contingencies was $1,700 and $2,600, respectively. During fiscal 2008, 2007 and 2006, Legg Mason recorded litigation-related charges for continuing operations of approximately $1,100, $100, and $100, respectively (net of recoveries of $100 in fiscal 2008). During fiscal 2006, Legg Mason recorded litigation-related charges for discontinued operations of approximately $5,900 (net of recoveries of $800). During fiscal 2008, 2007, and 2006, the liability was reduced for settlement payments of approximately $2,100, $1,800 and $21,500, respectively, and the reversal of $8,300 in accruals in fiscal 2006 primarily related to a civil copyright lawsuit.

11. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Contributions charged to continuing operations amounted to $39,446, $40,686 and $22,670 in fiscal 2008, 2007 and 2006, respectively. Contributions charged to discontinued operations were $20,295 in fiscal 2006. In addition, employees can make voluntary contributions under certain plans.

12. CAPITAL STOCK

At March 31, 2008, the authorized numbers of common, preferred and exchangeable shares were 500 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2008 and 2007, there were 7.3 million and 10.3 million shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans and 2.0 million and 2.1 million common shares, respectively, reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares are exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and are included in basic shares outstanding. In connection with the acquisition of CAM, Legg Mason issued 13.35 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which are convertible, upon transfer into 13.35 million shares of common stock. During fiscal 2008 and 2006, Legg Mason issued approximately 5.53 million and 4.96 million common shares, respectively, upon conversion of approximately 5.53 and

4.96 shares, respectively, of the non-voting convertible preferred stock. Also, during fiscal 2008, Legg Mason repurchased 2.5 shares of the non-voting convertible preferred stock using proceeds from the 2.5% convertible senior notes. As of March 31, 2008, there were approximately 0.36 shares of non-voting convertible preferred stock outstanding. Upon conversion of the Notes, Legg Mason may pay the excess conversion value with cash, shares of Legg Mason's common stock, or a combination of cash and common stock. The maximum amount of shares that may be issued upon conversion of the Notes, subject to adjustment, and are reserved for issuance, is 14.2 million. As discussed in Note 20, in May 2008, Legg Mason issued $1.15 billion of Equity Units, each unit consisting of a 5% interest in $1,000 principal amount of senior notes due June 30, 2021, and a purchase contract committing the holder to purchase shares of Legg Mason's common stock by June 30, 2011. The maximum amount of shares that may be issued, and are reserved for issuance, is approximately 20.4 million, subject to adjustment.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2008 are as follows:

	Years Ended March 31,		
	2008	2007	2006
COMMON STOCK			
Beginning balance	**131,777**	129,710	106,683
Shares issued for:			
Stock option exercises and other stock based compensation	**1,569**	863	4,692
Deferred compensation trust	**53**	53	126
Deferred compensation	**298**	183	33
Conversion of debt	—	756	5,548
Exchangeable shares	**82**	212	389
Shares repurchased and retired	**(1,140)**	—	—
Permal contingent payment	**392**	—	—
Conversion of non-voting preferred stock	**5,525**	—	4,956
Acquisitions of CAM and Permal	—	—	7,283
Ending balance	**138,556**	131,777	129,710
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**2,065**	2,277	2,666
Exchanges	**(82)**	(212)	(389)
Ending balance	**1,983**	2,065	2,277

Dividends declared per share were $0.96, $0.81 and $0.69 for fiscal 2008, 2007 and 2006, respectively. Dividends declared but not paid at March 31, 2008, 2007 and 2006 were $33,103, $29,430 and $24,912, respectively and are included in Other current liabilities.

On July 19, 2007, Legg Mason announced that its Board of Directors authorized it to purchase 5.0 million shares of Legg Mason common stock in open-market purchases. This authorization replaced a prior Board of Directors authorization to purchase up to 3.0 million shares of Legg Mason common stock. There was no expiration date attached to this new authorization. During the fiscal year ended March 31, 2008, 1.1 million shares were repurchased under this authorization for $97,945. During the fiscal years ended March 31, 2007 and 2006, no shares were repurchased.

On November 1, 2005, in connection with the acquisition of Permal as described in Note 2, Legg Mason issued 1,889 shares of common stock as a portion of the consideration paid. On December 1, 2005, in connection with the acquisition of CAM as described in Note 2, Legg Mason issued 5,394 shares of common stock as a portion of the purchase price. In fiscal 2008, Legg Mason issued 392 common shares in connection with the contingent acquisition payment made to the former owners of Permal.

13. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, performance shares payable in common stock, and deferred compensation payable in stock. Effective July 19, 2007, the number of shares authorized to be issued under Legg Mason's active equity incentive stock plan was increased by 5 million to 29 million, increasing the shares available for issuance to approximately 7 million. However, Legg Mason has agreed that it will not issue the final 1 million shares without additional stockholders approval. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over three to five years and expire within five to ten years from the date of grant. See Note 1 for a further discussion of stock-based compensation.

Compensation expense for continuing operations relating to stock options, the stock purchase plan and deferred compensation payable in stock for the years ended March 31, 2008, 2007 and 2006 was $25,188, $23,817, and $11,877, respectively. The related income tax benefit for the years ended March 31, 2008, 2007 and 2006 was $9,724, $8,452 and $4,255, respectively. The effect of adopting SFAS No. 123 (R) on net income for the year ended March 31, 2008 and 2007 was a reduction of $295 and $1,872, respectively.

The following tables reflect pro forma results as if compensation expense associated with all option grants (regardless of grant date) and the stock purchase plan were recognized over the vesting period:

Continuing Operations	2006
Income from continuing operations	$433,707
Add: stock-based compensation included in reported net income, net of tax	7,458
Less: stock-based compensation determined under fair value based method, net of tax	(10,660)
Pro forma net income from continuing operations	$430,505
Earnings per share:	
As reported:	
Basic	$ 3.60
Diluted	3.35
Pro forma:	
Basic	$ 3.57
Diluted	3.32

Discontinued Operations	2006
Income from discontinued operations, net of taxes	$ 66,421
Add: stock-based compensation included in reported net income, net of tax	1,102
Less: stock-based compensation determined under fair value based method, net of tax	(5,117)
Pro forma net income from discontinued operations	$ 62,406
Earnings per share:	
As reported:	
Basic	$ 0.55
Diluted	0.51
Pro forma:	
Basic	$ 0.52
Diluted	0.48

As discussed in Note 3, in connection with the sale of its PC/CM businesses, Legg Mason accelerated the vesting of stock option and other equity-based deferred compensation awards previously granted to employees of the PC/CM businesses. The accelerated vesting of stock options reduced the gain on sale by $73.7 million ($61.7 million after tax) reflecting the increase in the fair value of the awards as of the vesting date from the original grant date. Approximately $43.1 million of this charge related to incentive stock options for which there is no tax benefit in the Consolidated Statements of Income.

Consolidated Operations	2006
Net income, as reported	$1,144,168
Add: stock-based compensation included in reported net income, net of tax	70,372
Less: stock-based compensation determined under fair value based method, net of tax	(77,589)
Pro forma net income	$1,136,951
Earnings per share:	
As reported:	
Basic	$ 9.50
Diluted	8.80
Pro forma:	
Basic	$ 9.44
Diluted	8.74

Stock option transactions under Legg Mason's option plans during the three years ended March 31, 2008 are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2005	10,113	$ 30.42
Granted	1,075	110.14
Exercised	(4,724)	30.70
Canceled	(94)	38.15
Options outstanding at March 31, 2006	6,370	$ 43.56
Granted	1,006	96.60
Exercised	(820)	28.17
Canceled	(78)	65.39
Options outstanding at March 31, 2007	6,478	$ 53.48
Granted	933	100.77
Exercised	(1,675)	28.43
Canceled	(272)	94.00
Options outstanding at March 31, 2008	**5,464**	**$ 67.20**

The total intrinsic value of options exercised during the years ended March 31, 2008, 2007 and 2006 were $109,626, $55,046 and $384,153, respectively. At March 31, 2008, the aggregate intrinsic value of options outstanding was $66,956.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2008:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 19.17–$ 25.00	700	$ 19.38	0.7
25.01– 35.00	1,062	29.50	1.8
35.01– 94.00	1,015	44.11	2.2
94.01– 100.00	806	95.26	6.3
100.01– 132.18	1,881	106.73	6.3
	5,464		

At March 31, 2008, 2007 and 2006, options were exercisable on 3,197, 4,156, and 4,123 shares, respectively, and the weighted-average exercise prices were $45.54, $33.88 and $28.02, respectively. Stock options exercisable at March 31, 2008 have a weighted-average remaining contractual life of 2.3 years. At March 31, 2008, the aggregate intrinsic value of options exercisable was $65,892.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2008:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 19.17–$ 25.00	700	$ 19.38
25.01– 35.00	1,062	29.50
35.01– 94.00	811	41.58
94.01– 100.00	167	95.23
100.01– 132.18	457	111.73
	3,197	

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2008:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested shares at March 31, 2007	2,322	$33.42
Granted	933	31.76
Vested[(1)]	(716)	28.21
Canceled	(272)	30.93
Unvested shares at March 31, 2008	**2,267**	**$32.45**

(1) Generally, vesting occurs in July of each year.

Unamortized compensation cost related to unvested options at March 31, 2008 was $67,615 and is expected to be recognized over a weighted-average period of 2.2 years.

Legg Mason also has an equity plan for non-employee directors that replaced its stock option plan for non-employee directors during fiscal 2006. Under the equity plan, directors may elect to receive shares of stock or restricted stock units. Prior to a July 19, 2007 amendment to the Plan, directors could also elect to receive stock options. Options granted under either plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 84 shares were issued under the plan as of March 31, 2008. At March 31, 2008, there are 382 stock options and 16 restricted stock units outstanding under both plans.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $30,944, $20,690 and $128,728 for the years ended March 31, 2008, 2007 and 2006, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $41,189, $13,965 and $104,807 for the years ended March 31, 2008, 2007 and 2006, respectively. The 2006 amount includes amounts attributable to discontinued operations.

The weighted-average fair value of stock options granted in fiscal 2008, 2007 and 2006, using the Black-Scholes option pricing model, was $31.76, $33.17 and $40.90 per share, respectively.

The following weighted-average assumptions were used in the model for grants in fiscal 2008, 2007 and 2006:

	2008	2007	2006
Expected dividend yield	**0.81%**	0.79%	0.80%
Risk-free interest rate	**4.71%**	4.68%	4.29%
Expected volatility	**29.17%**	31.43%	33.86%
Expected lives (in years)	**4.95**	5.37	5.65

During fiscal 2006, Legg Mason determined that using a combination of both implied and historical volatility is a more accurate measure of expected volatility for calculating Black-Scholes option values. Effective with stock option grants made in the quarter ended December 31, 2005, Legg Mason began estimating expected volatility with equal weighting to both implied and historical measures. This change in accounting estimate did not have a material impact on net income.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4.5 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal years ended March 31, 2008, 2007 and 2006, approximately 59, 43 and 91 shares, respectively, have been purchased in the open market on behalf of participating employees.

On October 17, 2005, the Compensation Committee of Legg Mason approved grants to senior officers of options to acquire 300 shares of Legg Mason common stock at an exercise price of $104.00 per share, subject to certain conditions. The grants will vest ratably on July 17 of each of the four years following the grant date. The options are exercisable only if, by July 17, 2009, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. This condition was met during fiscal 2006. The options expire on July 17, 2013. The weighted-average fair value of $37.19 per share for these options, included in the pro forma net income shown above, was estimated as of the grant date using a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	0.69%
Risk-free interest rate	4.37%
Expected volatility	31.83%
Expected life (in years)	6.53

On July 19, 2005, the independent directors of Legg Mason approved a grant to Legg Mason's then Chairman and Chief Executive Officer of options to acquire 500 shares of Legg Mason common stock at an exercise price of $111.53 per share, subject to certain conditions. The grant will vest ratably over four years starting on the effective grant date, July 19, 2005, subject to him continuing as Legg Mason's Chairman and Chief Executive Officer for at least two years and continuing to provide agreed-upon ongoing services to Legg Mason for two years thereafter. The options are exercisable only if, within four years after the grant date, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. This condition was met during fiscal 2006. The options expire on the eighth anniversary of the grant date. The fair value of $42.33 per share for these options granted, included in the pro forma net income shown above, is estimated as of the date of grant using a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	0.57%
Risk-free interest rate	4.07%
Expected volatility	30.47%
Expected life (in years)	7.25

A Monte Carlo option-pricing model was used to value these option grants in order to properly factor the impact of both the performance and market conditions specified in the grant.

On January 28, 2008, the Compensation Committee of Legg Mason approved grants to senior officers of 120 performance shares that upon vesting, subject to certain conditions, are distributed as shares of common stock. The grants will vest ratably on January 28 of each of the five years following the grant date, upon attaining the service criteria and the stock price hurdles beginning at $77.97 in year one and ending at $114.15 in year five.

The weighted-average fair value per share for these awards of $11.81 was estimated as of the grant date using a grant price of $70.88, and a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	1.33%
Risk-free interest rate	3.30%
Expected volatility	36.02%

Restricted stock transactions during the years ended March 31, 2008, 2007 and 2006, respectively are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested Shares at March 31, 2005	173	$ 54.58
Granted	547	117.62
Vested	(219)	68.55
Canceled	(5)	95.04
Unvested Shares at March 31, 2006	496	120.89
Granted	289	107.08
Vested	(120)	113.25
Canceled	(102)	128.34
Unvested Shares at March 31, 2007	563	114.03
Granted	229	92.51
Performance Shares Granted	120	59.07
Vested	(219)	108.16
Canceled	(51)	115.48
Unvested Shares at March 31, 2008	**642**	**$ 98.30**

The restricted stock awards were non-cash transactions. In fiscal 2008, 2007 and 2006, Legg Mason recognized $25,015, $17,039 and $6,049, respectively, in compensation expense for all restricted stock awards related to continuing operations, including non-employee directors' awards. In fiscal 2006, Legg Mason recognized $3,408 in compensation expense for restricted stock awards related to discontinued operations. The tax benefit expected to be realized for the tax deductions from restricted stock totaled $4,771, $5,320 and $1,722 for years ended March 31, 2008, 2007 and 2006, respectively. Unamortized compensation cost related to unvested restricted stock awards for 642 shares not yet recognized at March 31, 2008 was $50,687 and is expected to be recognized over a weighted-average period of 2.8 years.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in mandatory and elective plans and programs under Legg Mason's equity incentive plan. The vesting in the plans and programs ranges from immediate to periods up to six years. The plans and programs provide for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under the one remaining active deferred plan. All other plans were replaced by similar programs under Legg Mason's equity incentive plan during fiscal 2005 and were terminated in December 2005 in connection with the Citigroup transaction. In fiscal 2008, 2007 and 2006, Legg Mason recognized $254, $247 and $6,635, respectively, in compensation expense. The fiscal 2006 value principally related to discontinued operations for deferred compensation arrangements payable in shares of common stock. During fiscal 2008, 2007 and 2006, Legg Mason issued 48, 46 and 112 shares, respectively, under deferred compensation arrangements with a weighted-average fair value per share at grant date of $84.11, $87.26 and $83.69, respectively.

14. DEFERRED COMPENSATION STOCK TRUST

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively.

Shares held by the trust at March 31, 2008 and 2007 were 1,190 and 1,417, respectively.

15. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

On December 1, 2005, we issued 13.346632 shares of non-voting convertible preferred stock in connection with our acquisition of CAM. The non-voting convertible preferred shares are entitled to receive the same dividends (on an as-converted basis) as those paid on our common stock and convert automatically upon transfer to an entity that is not an affiliate of Citigroup into an aggregate of 13,346,632 shares of our common stock. As of March 31, 2008 and 2007, there were 0.36 and 8.39 shares of non-voting convertible preferred stock outstanding, respectively.

The following table presents the computations of basic and diluted EPS:

	Years Ended March 31,		
	2008	2007	2006
Weighted average basic shares outstanding	**142,018**	141,112	120,396
Potential common shares:			
Employee stock options	**1,664**	2,646	6,022
Shares related to deferred compensation	**51**	87	57
Shares issuable upon conversion of senior notes	**—**	134	3,431
Shares issuable upon payment of contingent consideration	**243**	407	373
Total weighted average diluted shares	**143,976**	144,386	130,279
Income from continuing operations	**$267,610**	$646,246	$ 433,707
Interest expense on contingent convertible senior notes, net of tax	—	84	2,334
Income from continuing operations	**267,610**	646,330	436,041
Income from discontinued operations, net of tax	—	—	66,421
Gain on sale of discontinued operations, net of tax	—	572	644,040
Net income	**$267,610**	$646,902	$1,146,502
Net Income per Share:			
Basic			
Income from continuing operations	**$ 1.88**	$ 4.58	$ 3.60
Income from discontinued operations	**—**	—	0.55
Gain on sale of discontinued operations	**—**	—	5.35
	$ 1.88	$ 4.58	$ 9.50
Diluted			
Income from continuing operations	**$ 1.86**	$ 4.48	$ 3.35
Income from discontinued operations	**—**	—	0.51
Gain on sale of discontinued operations	**—**	—	4.94
	$ 1.86	$ 4.48	$ 8.80

At March 31, 2008, 2007 and 2006, options to purchase 2,780, 1,086 and 741 shares, respectively, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the period and therefore the options are deemed antidilutive. Also at March 31, 2008, warrants issued in connection with the convertible note hedge transactions described in Note 8 are excluded from the calculation of diluted earnings per share because the effect would be antidilutive.

Basic and diluted earnings per share for the fiscal year ended March 31, 2008, 2007 and 2006 include all vested shares of restricted stock. Diluted earnings per share for the same periods also include unvested shares of restricted stock unless the shares are deemed antidilutive. At March 31, 2008, 2007 and 2006, 707, 526 and 429 unvested shares of restricted stock, respectively, were deemed antidilutive and therefore excluded from the computation of diluted earnings per share.

See Note 20, Subsequent Event, regarding issuance of additional potentially dilutive securities issued subsequent to March 31, 2008.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments, net of tax gains and losses on interest rate swap, and net of tax gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2008 and 2007 primarily resulted from the impact of changes in the Brazilian real, the British pound, the Polish zloty and the Japanese yen in relation to the U.S. dollar on the net assets of Legg Mason's subsidiaries in Brazil, the United Kingdom, Poland and Japan, for which the real, the pound, the zloty and the yen are the functional currencies, respectively. A summary of Legg Mason's accumulated other comprehensive income as of March 31, 2008 and 2007 is as follows:

	2008	2007
Foreign currency translation adjustments	**$83,827**	$37,245
Unrealized holding gain (loss) on interest rate swap, net of tax (provision) benefit of $666 and ($414), respectively	**(938)**	585
Unrealized gains on investment securities, net of tax provision of ($29) and ($38), respectively	**41**	65
Total	**$82,930**	$37,895

17. SPECIAL PURPOSE AND VARIABLE INTEREST ENTITIES

In the normal course of its business, Legg Mason is the manager of various types of investment vehicles that are considered VIEs. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2008 and 2007. Legg Mason has not issued any investment performance guarantees to these VIEs or their investors.

During fiscal 2008, Legg Mason had variable interests in certain liquidity funds to which it has provided various forms of credit and capital support as described in Note 18. After evaluating both the contractual and implied variable interests in these funds, as of March 31, 2008, it has been determined that Legg Mason is not the primary beneficiary of these funds. The AUM of these liquidity funds was $94.3 billion as of March 31, 2008.

As of March 31, 2008 and 2007, Legg Mason was not required to consolidate any VIEs that are material to its consolidated financial statements.

18. LIQUIDITY FUND SUPPORT

During the fiscal year ended March 31, 2008, Legg Mason entered into several arrangements to provide support to certain of its proprietary liquidity funds that hold securities issued by SIVs. The support amounts, related collateral and income statement impact were as follows:

Description	Support Amount	Cash Collateral[(1)]	Pre Tax Charge[(2)]	After Tax Charge[(3)]
Letters of Credit	$ 485,000	$286,250	$236,498	$ 97,866
Capital Support Agreements	415,000	415,000	316,185	195,149
Total Return Swap	890,000	139,480	18,042	4,454
Purchase of Non-bank Sponsored SIVs[(4)]	82,000	—	162	40
Purchase of Canadian Conduit Securities	94,000	—	37,419	16,218
Total	$1,966,000	$840,730	$608,306	$313,727

(1) Included in current restricted cash on the Consolidated Balance Sheet.
(2) Pre-tax charges include reductions in the value of underlying securities and other costs of the support and are included in Other non-operating income (expense) on the fiscal 2008 Consolidated Statements of Income.
(3) After income taxes and after giving effect to related adjustments under a revenue sharing agreement with a subsidiary.
(4) Securities issued by structured investment vehicles.

Letters of Credit

In November 2007, in order to support the AAA/Aaa credit ratings of two liquidity funds, Legg Mason elected to procure letters of credit ("LOCs") from two large banks for an aggregate amount of approximately $335 million. The LOCs support investments by the two rated funds in an aggregate of approximately $670 million in asset backed commercial paper ("ABCP") issued by two SIVs and may be drawn by the funds if they realize a loss on disposition or restructuring of the ABCP. In addition, the funds will draw the LOCs at the end of their one-year terms if, at that time, they continue to hold the investments and the investments have not been restructured into securities that are rated A-1 and P-1 by Standard & Poor's and Moody's Investors Service, respectively. The LOCs may be terminated without being drawn before their terms expire, in certain circumstances, including if the underlying ABCP is sold from the funds or restructured into securities that are rated A-1 and P-1 by Standard & Poor's and Moody's, respectively, without incurring a loss.

In March 2008, Legg Mason elected to procure a LOC from a large bank to support a liquidity fund. This LOC supports investments by the fund in an aggregate of approximately $522 million in ABCP issued by a SIV. The agreement provides support up to $150 million, which may be drawn in certain circumstances, including upon the fund's realizing a loss on disposition or restructuring of the position, upon the agreement's termination if unpaid amounts remain on certain of the fund's SIV-issued securities, or in certain circumstances upon ratings downgrades of the issuing bank. This LOC will terminate no later than March 3, 2009, and the fund is required to sell the position if it holds it the day before the LOC expires.

As part of the LOC arrangements, Legg Mason agreed to reimburse to the banks any amounts that may be drawn on the LOCs and, to support this agreement, it has provided approximately $286 million in cash collateral as of March 31, 2008. As of the date the LOCs were issued, Legg Mason established a derivative liability for the fair value of its guarantee to reimburse to the banks any amounts that may be drawn under the LOCs. The fair value of the liability will increase or decrease if Legg Mason's obligation under the guarantee fluctuates based on the market value of the SIV-issued securities. At March 31, 2008, Legg Mason reported derivative liabilities of $235.5 million for these letters of credit.

Capital Support Agreements

In December 2007, Legg Mason also entered into a capital support agreement ("CSA") with one of the two rated liquidity funds discussed above pursuant to which Legg Mason has agreed to provide up to $15 million in capital contributions to the fund if it recognizes losses from certain investments or continues to hold the underlying securities at the expiration of the one-year term of the agreement and, at the applicable time, the fund's net asset value is less than a specified threshold.

In March 2008, Legg Mason also entered into CSAs with another liquidity fund under which Legg Mason will make capital contributions to the fund if the fund realizes a loss on the sale of, or certain other events relating to, two SIV-issued securities in the portfolio. The two underlying positions aggregate approximately $1.5 billion in face amount. Legg Mason will make up to a maximum of $400 million of contributions to the fund under the CSAs and has fully collateralized this obligation. The CSAs will terminate in one year, and the fund must sell the underlying securities if it will hold them at expiration. At March 31, 2008, Legg Mason reported derivative liabilities of $316.2 million for these capital support agreements.

Total Return Swap

On December 28, 2007, Legg Mason entered into a total return swap arrangement with a major banking institution (the "Bank") pursuant to which the Bank purchased securities issued by three SIVs from a Dublin-domiciled liquidity fund managed by a subsidiary of Legg Mason. The $890 million of securities in face amount of commercial paper were purchased by the Bank for cash at an aggregate amount of $832 million, which represents an estimate of value determined for collateral purposes. In addition, Legg Mason reimbursed the fund for the $59.5 million difference between the fund's carrying value, including accrued interest, and the amount paid. The securities have a market value of $886 million at March 31, 2008, which after expected financing costs, exceeds the amount paid by the Bank by $45.7 million. This difference is accounted for as a derivative asset that is included in Other current assets on the Consolidated Balance Sheet and represents the amount Legg Mason expects to recover from the Bank upon maturity or sale of the underlying securities.

Under the total return swap, Legg Mason will pay to the Bank any losses (including losses incurred through a sale of the securities or through principal not being repaid at maturity) the Bank incurs from its ownership of the securities and a return on the purchase price paid for the securities equal to the one-month LIBOR rate plus 1%, and the Bank will pay to Legg Mason any principal and interest it receives on the securities in excess of the price it paid for the securities. The total return swap arrangement terminates in November 2008. However, Legg Mason may elect to earlier terminate the total return swap arrangement at any time. The Bank may elect early termination of the total return swap arrangement in certain circumstances, including if an event has a material adverse effect on Legg Mason's business or financial condition, if the credit ratings of Legg Mason's senior debt are reduced below BBB by Standard & Poor's or Baa2 by Moody's Investors Service or if Legg Mason does not maintain, on a consolidated basis, at least $250 million in aggregate cash and cash equivalents plus amounts available to be borrowed under revolving credit facilities. Upon a termination of the total return swap arrangement, any outstanding securities will be sold at market prices and Legg Mason will be responsible to reimburse the Bank for any losses the Bank incurs in the sale. To secure its obligations under the arrangement, Legg Mason has provided $139 million in cash to collateralize the total return swap, which may be increased or decreased based on changes in the market value of the securities or upon any maturity of, or default under, any of the securities. The maximum future amount that Legg Mason could be required to pay under the total return swap arrangement would be the aggregate price paid by the Bank for the securities of $832 million plus financing costs.

Purchase of Non-bank Sponsored SIV Securities

In December 2007, Legg Mason purchased for cash an aggregate of $132 million in principal amount of non-bank sponsored SIV securities from the Dublin-domiciled liquidity fund. During January 2008 and May 2008, approximately $50 million and $82 million, respectively, in principal amount of the securities matured and were paid in full.

Purchase of Canadian Conduit Securities

During the December quarter, Legg Mason acquired for cash an aggregate of $98 million in principal amount of conduit securities issued by Canadian ABCP issuers from a fund managed by a Legg Mason subsidiary. These conduits securities are currently undergoing a restructuring process in Canada.

The charges incurred as a result of these liquidity fund support transactions were recorded on the Consolidated Statements of Income in Other non-operating income (expense). A liability of $551.7 million in connection with the unrealized losses recorded for these LOC and CSA liquidity fund support transactions is included with Other current liabilities on the Consolidated Balance Sheet. The securities purchased are classified as trading and are included in Investment securities on the March 31, 2008 Consolidated Balance Sheet.

19. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. Legg Mason operates in three divisions (operating segments): Managed Investments, Institutional and Wealth Management. The economic characteristics, products and services offered, production process, distribution methods, and regulatory aspects of each division are similar and, accordingly, Legg Mason aggregates the three divisions into one reportable business segment, Asset Management.

Continuing Operations

Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Distribution fees on company-sponsored investment funds are included in Asset Management, along with a corresponding expense representing fees paid to unaffiliated distributors of those funds, including parties that were related parties prior to the sale.

Legg Mason principally operates in the United States and the United Kingdom. Revenues and expenses for geographical purposes are generally allocated based on the location of the office providing the services. Income from continuing operations before income tax provision and minority interests for the United States for the year ended March 31, 2008, decreased from the prior years primarily as a result of net losses related to liquidity fund support of $608.3 million and an impairment charge on certain acquired management contracts of $151.0 million during the current fiscal year. Intangible assets, net and goodwill for the United States for the year ended March 31, 2008, decreased from the prior year primarily due to the impairment charge and a transfer of $102.6 million of amortizable asset management contracts into assets held-for-sale relating to the pending sale of LMPPG, completed April 1, 2008. See Note 18 for additional discussion of liquidity fund support and Note 6 for additional discussion of intangible assets and goodwill.

Results by geographic region are as follows:

	2008	2007	2006
OPERATING REVENUES			
United States	**$3,304,219**	$3,272,938	$2,206,644
United Kingdom	**1,041,162**	829,368	356,783
Other	**288,705**	241,369	81,785
Total	**$4,634,086**	$4,343,675	$2,645,212
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION AND MINORITY INTERESTS			
United States	**$ 91,646**	$ 775,899	$ 604,313
United Kingdom	**320,841**	243,477	106,104
Other	**31,384**	24,478	5,045
Total	**$ 443,871**	$1,043,854	$ 715,462

Intangible assets, net and goodwill by geographic region are as follows:

	2008	2007	2006
INTANGIBLE ASSETS, NET AND GOODWILL			
United States	**$5,028,863**	$5,413,616	$5,364,786
United Kingdom	**1,426,924**	1,243,053	1,232,697
Other	**190,764**	201,580	199,632
Total	**$6,646,551**	$6,858,249	$6,797,115

Discontinued Operations

Financial results of discontinued operations' business segments were as follows:

	2006
NET REVENUES	
Private Client	$502,400
Capital Markets	168,751
	671,151
Reclassification[1]	(125,436)
Total	$545,715
INCOME BEFORE INCOME TAX PROVISION	
Private Client	$100,289
Capital Markets	9,115
Total	$109,404

(1) Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

For the fiscal year ended March 31, 2006, the net revenues and net income of Legg Mason's Private Client and Capital Markets businesses reflect activity only for the eight months Legg Mason owned the businesses. Results of discontinued operations by geographic region are as follows:

	2006
NET REVENUES	
United States	$530,257
United Kingdom	5,952
Other	9,506
Total	$545,715
INCOME BEFORE INCOME TAX PROVISION	
United States	$107,726
United Kingdom	362
Other	1,316
Total	$109,404

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. Legg Mason maintained proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and as a result recognized trading profits and losses from Legg Mason's trading activities. Corporate finance revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

20. SUBSEQUENT EVENTS

On February 26, 2008, Legg Mason announced a definitive agreement in which CGMI, an affiliate of Citigroup, would re-acquire a majority of the overlay and implementation business of LMPPG, which includes its managed account trading and technology platform. In undertaking this transaction, Legg Mason continues its focus on asset management in an open architecture structure. The net assets held for sale of approximately $170 million are comprised primarily of allocated intangible assets, net and goodwill and are included in Other current assets on the Consolidated Balance Sheet as of March 31, 2008. The sale closed on April 1, 2008 and cash proceeds of approximately $181 million were received. After transaction costs, the gain on the sale of this business is approximately $5 million ($3 million after tax), which will be recognized in the first quarter of fiscal 2009.

In May 2008, Legg Mason issued $1.15 billion of Equity Units for net proceeds of approximately, $1.11 billion. Each unit consists of a 5% interest in $1,000 principal amount of 5.6% senior notes due June 30, 2021 and a purchase contract committing the holder to purchase shares of Legg Mason's common stock for $50 per share by June 30, 2011. The holders' obligations to purchase shares of Legg Mason's common stock are collateralized by their pledge of the notes. Holders will also receive quarterly contract adjustment payments at an annual rate of 1.4%. Each purchase contract obligates Legg Mason to sell a number of newly issued shares of common stock that are based on a settlement rate, as defined. The settlement rate is 0.7401 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the applicable market value of Legg Mason common stock is at or above $67.56. The settlement rate is 0.8881 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the applicable market value of Legg Mason common stock is at or below $56.30. If the applicable market value of Legg Mason common stock is between $56.30 and $67.56, the settlement rate will be a number of shares of Legg Mason common stock equal to $50 divided by the applicable market value. The maximum number of shares that may be issued, subject to adjustment, is 20.4 million. Certain covenants in existing debt arrangements were modified for the issuance of these convertible securities. The net proceeds of the offering will be used for general corporate purposes, which may include support of liquidity funds managed by subsidiaries, financing acquisitions and repayment of outstanding debt.

QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share amounts)

(Unaudited)

Fiscal 2008[1]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Revenues	**$1,069,123**	**$1,186,644**	**$1,172,351**	**$1,205,968**
Operating Expenses[2]	**931,519**	**844,653**	**893,933**	**913,805**
Operating Income	**137,604**	**341,991**	**278,418**	**292,163**
Other Income (Expense)[3]	**(530,492)**	**(94,999)**	**5,779**	**13,407**
Income from Operations before Income Tax Provision and Minority Interests	**(392,888)**	**246,992**	**284,197**	**305,570**
Income tax provision	**(137,488)**	**92,319**	**106,574**	**114,590**
Income from Operations before Minority Interests	**(255,400)**	**154,673**	**177,623**	**190,980**
Minority interests, net of tax	**(51)**	**(91)**	**(159)**	**35**
Net Income	**$ (255,451)**	**$ 154,582**	**$ 177,464**	**$ 191,015**
Net Income per Share:				
Basic	**$ (1.81)**	**$ 1.09**	**$ 1.25**	**$ 1.34**
Diluted	**(1.81)**	**1.07**	**1.23**	**1.32**
Cash dividend per share	**0.24**	**0.24**	**0.24**	**0.24**
Stock price range:				
High	**75.32**	**88.20**	**103.09**	**106.36**
Low	**51.51**	**68.35**	**76.80**	**92.82**
Assets Under Management:				
End of period	**$ 950,122**	**$ 998,476**	**$1,011,628**	**$ 992,419**
Average	**975,317**	**1,013,644**	**994,695**	**984,931**

Fiscal 2007[1]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Revenues	$1,141,797	$1,132,973	$1,030,685	$1,038,220
Operating Expenses	869,343	869,579	795,669	780,786
Operating Income	272,454	263,394	235,016	257,434
Other Income (Expense)	1,841	14,440	3,726	(4,451)
Income from Continuing Operations before Income Tax Provision and Minority Interests	274,295	277,834	238,742	252,983
Income tax provision	102,046	103,652	95,019	96,895
Income from Continuing Operations before Minority Interests	172,249	174,182	143,723	156,088
Minority interests, net of tax	225	(121)	(47)	(53)
Income from Continuing Operations	172,474	174,061	143,676	156,035
Gain on sale of discontinued operations, net of tax	—	572	—	—
Net Income	$ 172,474	$ 174,633	$ 143,676	$ 156,035
Net Income per Share:				
Basic:				
Income from continuing operations	$ 1.22	$ 1.23	$ 1.02	$ 1.11
Diluted:				
Income from continuing operations	1.19	1.21	1.00	1.08
Cash dividend per share	0.21	0.21	0.21	0.18
Stock price range:				
High	110.17	105.88	102.73	127.47
Low	93.16	84.40	81.05	92.07
Assets Under Management:				
End of period	$ 968,507	$ 944,777	$ 891,376	$ 854,741
Average	958,877	924,989	870,332	862,249

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.
(2) The quarter ending March 31, 2008 includes a $151 million impairment charge related to acquired asset management contracts.
(3) The quarters ending March 31, 2008 and December 31, 2007 include $517,221 and $91,083, respectively, of charges resulting from providing support to liquidity funds.

As of May 20, 2008, the closing price of Legg Mason's common stock was $55.36.



LEGG
MASON

100 Light Street
Baltimore, MD 21202

www.leggmason.com

END